PLAN OF MERGER

Dated as of December 3, 2010

among

ERGOTRON, INC.,

THE SELLER REPRESENTATIVEs NAMED HEREIN,

NORTEK, INC.,

and

EAGAN ACQUISITION CORPORATION

Table of Contents

ARTICLE X. NOTICES

ARTICLE XI. MISCELLANEOUS

Exhibit A	Articles of Incorporation of the Surviving Corporation
Exhibit B	Bylaws of the Surviving Corporation
Annex I	Form of Voting Agreement
Annex II	Form of Paying Agent Agreement
Annex III	Form of Escrow Agreement

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated as December 3, 2010, is by and among (i) Ergotron, Inc., a Minnesota corporation (the "Company"), (ii) Mark Moxness and Mark J. Nettesheim, in their capacity as the Seller Representatives, (iii) Nortek, Inc., a Delaware corporation ("Parent"), and (iv) Eagan Acquisition Corporation, a Minnesota corporation and a wholly owned subsidiary of Parent ("Merger Sub").

RECITALS:

WHEREAS, the respective boards of directors of each of Company, Parent, and Merger Sub have (i) approved the acquisition of the Company by Parent by way of merger of Merger Sub with and into the Company (the "Merger") upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Minnesota Business Corporation Act (the "MBCA") and (ii) approved and declared advisable the Merger and this Agreement;

WHEREAS, the Company's board of directors has further (i) determined that the Merger is advisable, fair and in the best interests of the Stockholders and (ii) recommended that the Stockholders adopt this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent entering into this Agreement, certain Stockholders have entered into a voting agreement, dated as of the Agreement, in substantially the form set forth in Annex I hereto, pursuant to which, among other things, each of such Stockholders has agreed, subject to the terms of such voting agreement, to vote in favor of this Agreement and the Merger (the "Voting Agreement"); and

WHEREAS, the Company, the Seller Representatives, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE I

THE MERGER; CLOSING; EFFECTIVE TIME

Section 1.01. *The Merger*. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the provisions of the MBCA, Merger Sub shall be merged with and into the Company at the Effective Time. At the Effective Time, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation (the "Surviving Corporation") and a wholly-owned subsidiary of Parent and shall succeed to and assume all the rights and obligations of Merger Sub in accordance with the MBCA.

Section 1.02. *Closing*. Subject to the satisfaction or, if permissible, waiver of the conditions set forth in Article VI, the closing of the Merger (the "Closing") will take place at 10:00 a.m. (Central time) on the date two (2) Business Days after the satisfaction or waiver of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) at the offices of Monroe Moxness & Berg PA, 8000 Norman Center Drive, Suite 1000, Minneapolis, Minnesota 55437-1178, unless another time, date or place is agreed to in writing by the parties hereto (such date being the "Closing Date").

Section 1.03. *Effective Time*. At the Closing, the Company and Merger Sub shall file articles of merger meeting the requirements of Section 302A.615 of the MBCA with the Minnesota Secretary of State. The Merger shall become effective at such time (the "Effective Time") as the articles of merger are duly filed with and accepted by the Minnesota Secretary of State (or at such later time as may be mutually agreed upon by Parent, Merger Sub and the Company and specified in the articles of merger).

Section 1.04. *Effects of the Merger*. The Merger shall have the effects set forth in Section 302A.641 of the MBCA. Without limiting the generality of the foregoing, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation, all as provided under the applicable Laws of the State of Minnesota. If at any time after the Effective Time any further action is necessary to vest in the Surviving Corporation the title to all property or rights of Merger Sub or the Company, the authorized officers and directors of the Surviving Corporation are fully authorized in the name of Merger Sub or the Company, as the case may be, to take, and shall take, any and all such lawful action.

Section 1.05. *Articles of Incorporation and Bylaws.*

(a)   At the Effective Time, the articles of incorporation of the Surviving Corporation shall be amended and restated in the Merger to read in their entirety as set forth in Exhibit A hereto and, as so amended and restated, shall be the articles of incorporation of the Surviving Corporation until thereafter amended as provided therein or by applicable Law.

(b)   At the Effective Time, the bylaws of the Company as the Surviving Corporation shall be amended and restated in the Merger to conform in their entirety to the bylaws of Merger Sub, as in effect immediately prior to the Effective Time (except that all references to "Merger Sub" in the bylaws of the Surviving Corporation shall be changed to refer to "Ergotron") and as set forth in Exhibit B hereto and, as so amended and restated, shall be the bylaws of the Surviving Corporation until thereafter amended as provided therein or by applicable Law.

Section 1.06. *Directors*. The parties hereto shall take, and cause to be taken, all actions necessary so that the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation until the earlier of their death, resignation or removal in accordance with the Surviving Corporation's articles of incorporation and the bylaws.

Section 1.07. *Officers*. The officers of the Company immediately prior to the Effective Time shall be officers of the Surviving Corporation until the earlier of their death, resignation or removal in accordance with the Surviving Corporation's articles of incorporation and the bylaws. The officers of the Surviving Corporation shall also include any officers designated by Parent immediately after the Effective Time.

ARTICLE II.

CONVERSION OF SECURITIES; MERGER CONSIDERATION

Section 2.01. *Effect on Capital Stock*. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of capital stock of the Company, Parent or Merger Sub:

(a)   *Conversion of Company Common Stock*. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (not including, however,

Dissenting Shares) shall be converted into and become the right to receive an amount in cash (without interest) equal to:

(i) the Per Share Portion of the Closing Consideration; and

(ii) the Per Share Portion of any Additional Merger Consideration.

The aggregate consideration to which holders of the Company Common Stock become entitled pursuant to this Section 2.01(a) is referred to herein as the "Common Merger Consideration" and, together with the Option Merger Consideration, the "Merger Consideration." All shares of Company Common Stock that have been converted in the Merger into the right to receive in accordance with this Agreement a portion of the Common Merger Consideration shall be automatically canceled and shall cease to exist, and the holders of certificates (each a "Certificate"), which immediately prior to the Effective Time represented shares of Company Common Stock, shall cease to have any rights with respect to such shares other than the right to receive the appropriate portion of the Common Merger Consideration. Any shares of Company Common Stock then held by the Company (or held in the Company's treasury) shall be canceled and retired and shall cease to exist, and no consideration shall be delivered therefor.

(b) *Capital Stock of Merger Sub*. Each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation, and such shares shall constitute the only outstanding shares of capital stock of the Surviving Corporation as of the Effective Time.

(c) *Treatment of Company Stock Options*.

(i) Each Company Stock Option then outstanding shall be accelerated in full so that it becomes fully vested, as provided under the terms of any applicable Company option award agreement, and shall, without any action on the part of any holder of any Company Stock Option (an "Optionholder"), be canceled and the Optionholder will be entitled to receive: (a) an amount in cash (without interest) equal to (i) the excess, if any, of the Per Share Portion of the Closing Consideration over the applicable exercise price per share of Company Common Stock issuable under each Company Stock Option held by such Optionholder, multiplied by (ii) the number of shares of Company Common Stock such Optionholder could have purchased if such Optionholder exercised such Company Stock Option in full immediately prior to the Effective Time (the "Exercise Number"); and (b) an amount in cash equal to (i) the Per Share Portion of any Additional Merger Consideration, multiplied by (ii) the Exercise Number for each Company Stock Option held by such Optionholder. The aggregate consideration to which the Optionholders become entitled pursuant to this Section 2.01(c)(i) is collectively referred to herein as the "Option Merger Consideration."

(ii) For the avoidance of doubt, each Company Stock Option with an exercise price per share at or above the Per Share Portion of the Common Merger Consideration that would have been received by the holder of the Company Stock Option had the Company Stock Option been exercised prior to the Effective Time shall be cancelled without any right to receive any consideration therefor. The Option Merger Consideration shall be reduced by any withholding or other Taxes that may be due as a result of the transactions contemplated by this Section 2.01(c).

        (iii)   The Board of Directors of the Company (the "Company Board") or a competent committee thereof shall make such amendments and adjustments to make such determinations with respect to, and shall cause to be taken such other actions with respect to, each Company Stock Option as are necessary to implement the provisions of this Section 2.01(c) and shall provide to Parent such evidence that it has done so as Parent may reasonably request.

Section 2.02.   *Payment Procedures.*

        (a)   *Parent to Make Purchase Price Available*. At the Effective Time, Parent shall (i) deposit, or shall cause to be deposited, with Wells Fargo Bank, N.A. in its capacity as paying agent (the "Paying Agent") in a separate fund (the "Exchange Fund"), for the benefit of (x) the holders of Certificates and (y) Optionholders, an amount in cash equal to the Funding Amount, (ii) instruct the Paying Agent to deduct the Aggregate Closing Escrow Amount from the Funding Amount and pay such Aggregate Escrow Amount out of the Exchange Fund and into the Escrow Fund as contemplated by Section 2.07 and the Escrow Agreement; and (iii) jointly together with the Seller Representatives instruct the Paying Agent to deduct the Administrative Escrow Amount from the Funding Amount and pay such Administrative Escrow Amount out of the Exchange Fund and into the Administrative Escrow Account, and (iv) instruct the Paying Agent to timely pay the Net Closing Consideration in accordance with Section 2.03 and, following receipt of any Additional Merger Consideration from the Escrow Agent and the Administrative Escrow Agent and, if applicable, Parent, to timely pay such Additional Merger Consideration in accordance with Section 2.03. Amounts on deposit with the Paying Agent pursuant to this Section 2.02 shall be invested by the Paying Agent as jointly directed by Parent and the Sellers Representatives; provided, however, that any such investment or any payment of earnings from any such investment shall not (a) delay the receipt by the holders of record of the Certificates of the Common Merger Consideration in the amounts determined pursuant to Section 2.01(a) or otherwise impair such holders' rights hereunder, or (b) delay the receipt by the Optionholders of the Option Merger Consideration in the amounts determined pursuant to Section 2.01(c) or otherwise impair such holders' rights hereunder. Any interest or income produced by such investments shall be deemed part of the Exchange Fund and shall be payable pursuant to Section 2.03(g). The Paying Agent shall cause the Exchange Fund to be applied promptly to making the payments provided for in Section 2.01. The Exchange Fund shall not be used for any purpose that is not expressly provided for in this Agreement and shall be administered pursuant to an agreement by and among the Company, Parent, Seller Representatives and the Paying Agent in substantially the form of Annex II (the "Paying Agent Agreement").

        (b)   *Stock or Company Stock Options; Transfer Books*. The Merger Consideration paid by the Paying Agent in accordance with the terms of this Section 2.02 to the holders of record of the Certificates or the Optionholders, as applicable, shall be deemed to have satisfied all rights pertaining to such Certificates or cancellation of Company Stock Options, as applicable, and after the Effective Time there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of shares of Company Common Stock or Company Stock Options that were outstanding immediately prior to the Effective Time. After the Effective Time, any Certificates presented to the Surviving Corporation or the Paying Agent shall be canceled and exchanged as provided in Section 2.03.

(c)   *Merger Consideration Reduction for Stockholder Note Makers.* The Paying Agent shall deduct from the Merger Consideration due to each Stockholder Note Maker the full amount due to the Company under each Stockholder Note Receivable (the "Offset Amount") in order to render the applicable Stockholder Note Receivable paid in full to the Company by the applicable Stockholder Note Maker as of the Effective Time. The Company, Parent, Merger Sub and Surviving Corporation further agree that the Offset Amount shall, for federal and state income taxes, be reported as paid to the Company in satisfaction of each Stockholder Note Receivable and shall not be considered waived, forgiven or otherwise cancelled by the Company.

Section 2.03. *Exchange of Shares; Cancellation of Options.*

(a)   On a date as soon as reasonably practicable after the Effective Time, or an earlier date agreed to by Parent, the Company and the Paying Agent, the Paying Agent shall mail to each holder of record of a Certificate a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent) and instructions for use in effecting the surrender of the Certificates in exchange for payment of the Common Merger Consideration. Upon proper surrender of a Certificate for exchange and cancellation to the Paying Agent, together with a properly completed letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor the Per Share Portion of the Common Merger Consideration that such former holder has the right to receive pursuant to the provisions of Article II, in each case, in respect of the Certificate surrendered pursuant to the provisions of this Section 2.03, and the Certificate so surrendered shall forthwith be canceled.

(b)   If payment of the Common Merger Consideration is to be made to any Person other than the registered holder of the Certificate surrendered in exchange therefor, it shall be a condition of the payment thereof that the Certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the Person requesting such exchange shall pay to the Paying Agent in advance any transfer or other similar Taxes required by reason of the payment of the Common Merger Consideration to any Person other than the registered holder of the Certificate surrendered, or required for any other reason relating to such holder or requesting Person, or shall establish to the reasonable satisfaction of the Paying Agent that such Tax has been paid or is not payable.

(c)   As soon as reasonably practicable after the Effective Time, the Paying Agent shall provide notice to each Optionholder which includes (i) a description of the treatment of the Company Stock Options in accordance with Section 2.01(c) including the Optionholder's right to receive the Option Merger Consideration and (ii) payment of the Option Merger Consideration that such Person has the right to receive pursuant to the provisions of Section 2.01(c) in respect of such Optionholder's Company Stock Options.

(d)   Thirty (30) days after the latest of (i) the Tax Survival Period, (ii) the final distribution of all amounts from the Escrow Fund and (iii) the final distribution of all amounts from the Administrative Escrow Account, any portion of the Exchange Fund that remains unclaimed by the Stockholders or Optionholders shall be paid to Parent, and the Exchange Fund shall be closed after any interest and income is paid in accordance with Section 2.03(g). Any Stockholder or Optionholder who has not theretofore complied with this Section 2.03 or, with respect to the Optionholders, has not received their Option Consideration, shall thereafter look only to Parent for payment of the Common Merger Consideration or Option Merger Consideration payable in respect of each share of Company Common Stock or Company Stock Option held by such Person at the Effective Time as determined pursuant to this Agreement, in each case, without any interest thereon following the closing of the Exchange Fund. Notwithstanding anything to the contrary contained herein, none of Parent, the Company, the Paying Agent, Merger Sub, the Seller Representatives or any other Person shall be liable to any former Stockholder or Optionholder for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

(e)   In the event any Certificate shall have been lost, stolen or destroyed, upon (i) the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, in a form reasonably acceptable to the Paying Agent and Parent (including indemnity) and (ii) the furnishing of a bond of indemnity in such amount reasonably acceptable to Parent, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate, the Per Share Portion of the Merger Consideration deliverable in respect thereof pursuant to this Agreement.

(f)   Parent, Surviving Corporation or the Paying Agent will be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to this Agreement or the transactions contemplated hereby to any Stockholder or Optionholder such amounts as Parent, or any Affiliate thereof, Surviving Corporation or the Paying Agent are required to deduct and withhold with respect to the making of such payment under the Code or any applicable provision of U.S. federal, state, local or non-U.S. Tax Law. To the extent that such amounts are properly withheld by Parent, any Affiliate thereof, Surviving Corporation or the Paying Agent, (i) Parent, any Affiliate thereof, Surviving Corporation or the Paying Agent will promptly pay such withheld amounts to the appropriate taxing authority, and (ii) such withheld amounts will be treated for all purposes of this Agreement as having been paid to the Stockholder or Optionholder in respect of whom such deduction and withholding were made by Parent, any Affiliate thereof, Surviving Corporation or the Paying Agent.

(g)   Any interest or income in the Exchange Fund upon closing of the Exchange Fund under Section 2.03(d) shall be paid to Parent pursuant to the terms of the Escrow Agreement.

Section 2.04. *Adjustments to Prevent Dilution*. Without limiting the other provisions of this Agreement, in the event that the Company changes the number of shares of Company Common Stock issued and outstanding prior to the Effective Time as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, subdivision, issuer tender or exchange offer, or other similar transaction, the Per Share Portion and/or the Merger Consideration shall be equitably adjusted to reflect such change.

Section 2.05. *Purchase Price Adjustments*.

(a)   At least two (2) Business Days prior to the Closing Date (or such later time agreed to in writing by the Company and Parent), the Company shall prepare and deliver to Parent a certificate setting forth the Estimated Net Cash at Closing and the Estimated Net Working Capital.

(b)   As promptly as practicable, but in no event later than ninety (90) calendar days after the Closing Date, Parent shall prepare and deliver to the Seller Representatives:

(i)   a statement setting forth the Parent's calculation of the Net Cash at Closing (the "Preliminary Net Cash Statement"); and

(ii)   an unaudited consolidated balance sheet of the Company and its Subsidiaries as of the close of business on the Closing Date and prepared on a basis consistent with prior periods, together with a statement setting forth the amount of the Net Working Capital derived from such balance sheet (the "Preliminary Working Capital Statement").

(c)   If the Seller Representatives have any objections to the Preliminary Net Cash Statement or the Preliminary Working Capital Statement, the Seller Representatives shall, within thirty (30) calendar days after the Seller Representatives' receipt of the applicable statement, notify Parent in writing of their objections thereto (an "Objection Notice"). In the event the Sellers Representatives do not provide a timely Objection Notice to the Preliminary Net Cash Statement or the Preliminary Working Capital Statement, then the applicable statement shall be deemed to be binding and conclusive for all purposes of this Agreement and shall thereafter be deemed to be the "Final Net Cash Statement" or "Final Net Working Capital Statement", as applicable.

(d)   If an Objection Notice is delivered to Parent in a timely fashion in accordance with Section 2.05(c), then Parent and the Seller Representatives shall negotiate in good faith to resolve any such objections. To the extent such objections are resolved through such negotiations within thirty (30) calendar days after Parent's receipt of the applicable Objection Notice, Parent will revise the Preliminary Net Cash Statement or Preliminary Working Capital Statement, as applicable, in accordance with such resolution and, as so revised, the statement shall thereafter be deemed to be binding and conclusive for all purposes of this Agreement and shall thereafter be deemed to be the "Final Net Cash Statement" or "Final Net Working Capital Statement", as applicable.

(e)   If an Objection Notice is delivered to Parent in a timely fashion in accordance with Section 2.05(c) and the parties are unable to resolve the objections as contemplated by Section 2.05(d) within thirty (30) calendar days after Parent's receipt of the applicable Objection Notice, Parent and the Seller Representatives shall submit such remaining disagreements to Baker Tilly Virchow Krause, LLP, Minneapolis, Minnesota (the "Accounting Referee"). Parent and the Seller Representatives shall use their respective reasonable efforts to cause the Accounting Referee to resolve all remaining disagreements with respect to the Preliminary Net Cash Statement or Preliminary Net Working Capital Statement, as applicable, as soon as practicable, but in any event shall direct the Accounting Referee to render a determination within sixty (60) days after its retention. The Accounting Referee shall consider only those items and amounts which are identified in the Objection Notice as being items and amounts to which Parent and the Seller Representatives have been unable to agree. In resolving any disputed item, the Accounting Referee may not assign a value to any item greater than the greatest value for such item claimed by either party or less than the smallest value for such item claimed by either party. The Accounting Referee's determination shall be based solely on written materials submitted by Parent and the Seller Representatives (*i.e.*, not on independent review) and on the definitions of "Net Cash at Closing" and "Net Working Capital" (and related definitions) included herein and the provisions of this Section 2.05. The determination of the Accounting Referee shall be conclusive and binding upon the parties hereto. Parent will revise the Preliminary Net Cash Statement or Preliminary Working Capital Statement, as applicable, in accordance with the determination of the Accounting Referee and, as so revised, the statement shall thereafter be deemed to be the "Final Net Cash Statement or "Final Net Working Capital Statement", as applicable.

(f)   The fees and expenses of the Accounting Referee will be borne by the parties based on the percentage which the portion of the contested amount not awarded to such party bears to the amount actually contested by the parties. The Seller Representatives' portion of such fees and expenses shall be paid from the Administrative Escrow Account pursuant to the Administrative Escrow Agreement and Parent's portion of such fees and expenses shall be paid directly by Parent. By way of example and not by way of limitation, if a party seeks a $70,000 upward adjustment to the calculations set forth on the Preliminary Working Capital Statement and the Accounting Referee determines that there should be a $40,000 upward adjustment, then such party will be responsible for three-sevenths (3/7ths) of the fees and expenses and the other party will be responsible for four-sevenths (4/7ths) of the fees and expenses.

(g)   After the execution of an appropriate confidentiality agreement, the books and records of Parent, Surviving Corporation, and the Seller Representatives will be made available during normal business hours upon reasonable advance notice at the principal office of the relevant party, to the parties hereto and the Accounting Referee to the extent required to determine the calculations required under this Section 2.05. After the execution of an appropriate confidentiality agreement, as may be reasonably required in connection with the resolution of any disputes under this Section 2.05, Parent, Surviving Corporation and the Seller Representatives will make available to the other party and its representatives any final calculations or other non-privileged working papers generated by them to support a position which is contrary to the position taken by the other party.

(h)   If, after taking into account the adjustments contemplated by Sections 2.05(b)-(e) above, the Final Consideration is equal to or greater than the Closing Consideration (any such excess, the "Stockholder Adjustment Amount"), then Parent and the Seller Representatives shall, within two (2) Business Days after the Final Net Cash Statement and Final Net Working Capital Statement have both become binding and conclusive, jointly direct the Escrow Agent to transfer the full amount of the Purchase Price Adjustment Escrow Account to the Exchange Fund for distribution in accordance with Section 2.03, and Parent shall pay cash in an amount equal to the Stockholder Adjustment Amount to the Paying Agent for deposit into the Exchange Fund for distribution in accordance with Section 2.03. Interest will accrue on any amount due to be paid by Parent in accordance with the immediately preceding sentence and not so paid by Parent to the Paying Agent within five (5) Business Days after the Final Net Cash Statement and the Final Net Working Capital Statement have both become binding and conclusive, at a rate equal to the lesser of eight percent (8%) per annum or the maximum legal rate beginning on the fourth (4th) Business Day after such statements have become binding and conclusive and continuing until the full such amount, together with such accrued interest, is finally paid to the Paying Agent for deposit into the Exchange Fund.

(i)   If, after taking into account the adjustments contemplated by Sections 2.05(b)-(e) above, the Final Consideration is less than the Closing Consideration (such shortfall, the "Parent Adjustment Amount"), then Parent and the Seller Representatives shall, within two (2) Business Days after the Final Net Cash Statement and Final Net Working Capital Statement have both become binding and conclusive, jointly direct the Escrow Agent to transfer the Parent Adjustment Amount from the Purchase Price Adjustment Escrow Account via wire transfer to an account designated by Parent in accordance with the Escrow Agreement. To the extent the Parent Adjustment Amount is greater than the amount in the Purchase Price Adjustment Escrow Account, then Parent and the Seller Representatives shall also, not later than the direction given in accordance with the immediately preceding sentence, jointly direct the Escrow Agent to transfer an amount equal to such excess from the Indemnity Escrow Account via wire transfer to an account designated by Parent in accordance with the Escrow Agreement. If there is any amount remaining in the Purchase Price Adjustment Escrow Account after the transfer of any Parent Adjustment Amount to the Parent, Parent and the Seller Representatives shall, not later than the direction given by them in accordance with the first sentence of this Section 2.05(i), jointly direct the Escrow Agent to transfer to the Exchange Fund such excess amount for distribution in accordance with Section 2.03.

(j)   All transfers required under Section 2.05(h) and (i) shall be made within five (5) Business Days after the Final Net Cash Statement and Final Net Working Capital Statement have both become binding and conclusive in accordance with this Section 2.05.

(k)   Any payment of the Stockholder Adjustment Amount or the Parent Adjustment Amount pursuant to this Section 2.05 (the "Purchase Price Adjustments") shall be treated by all parties for tax purposes as adjustments to the Merger Consideration.

Section 2.06. *Dissenting Shares; Escrow Limit.*

(a)   Notwithstanding anything in this Agreement to the contrary, any share of Company Common Stock issued and outstanding at the Effective Time that is held of record or beneficially owned by a Person who has not voted in favor of the Merger and who has properly exercised and preserved and perfected dissenters' rights with respect to such shares in accordance with Sections 302A.471 and 302A.473 of the MBCA and has not withdrawn or lost such rights ("Dissenting Shares") will not be converted into or represent the right to receive any portion of the Merger Consideration for such shares, but holders of such shares will instead be entitled to receive payment of the fair value of such shares in accordance with Sections 302A.471 and 302A.473 of the MBCA, unless and until such Person fails to perfect, withdraws or otherwise loses the right to the payment (through failure to preserve or protect such right or otherwise) under Section 302A.473 of the MBCA. If, after the Effective Time, any such Person effectively fails to perfect, withdraws or loses such right, then each such Dissenting Share held of record or beneficially owned by such Person shall no longer constitute a Dissenting Share and will thereupon be treated as if it had been converted, as of the Effective Time, into the right to receive a portion of the Merger Consideration, without interest. After the Effective Time, the Surviving Corporation will, subject to the terms of the Escrow Agreement regarding the Dissenting Shares Escrow Account, comply with all applicable provisions of the MBCA with respect to the Dissenting Shares. The Company will give Parent prompt notice upon receipt by the Company at any time before the Effective Time of any written notice of intent to demand the fair value of any shares of Company common stock under Section 302A.473 of the MBCA and any withdrawal of any such notice. At the time of the Company Required Vote, the Company shall identify the total number of shares of the Company Common Stock that are Dissenting Shares (the "Dissenting Shares at Closing"). Without limiting the rights of the holders of any Dissenting Shares, any demands for payment of fair value for Dissenting Shares shall, among Parent, Surviving Corporation, the Company and Seller Representatives be resolved in accordance with the terms of the Escrow Agreement. Pursuant to the Escrow Agreement, the resolution of any demands for payment of fair value for Dissenting Shares shall be controlled (i) by the Seller Representatives to the extent that the aggregate amount of all proposed payments in respect of Dissenting Shares would be equal to or less than the amount available in the Dissenting Shares Escrow Account on the Closing Date and (ii) by the Parent to the extent that the aggregate amount of all proposed payments in respect of Dissenting Shares would be greater than the amount available in the Dissenting Shares Escrow Account on the Closing Date.

(b) In no event shall any amount due to Parent or Surviving Corporation pursuant to the Escrow Agreement, solely with respect to the Dissenting Shares Escrow Account, exceed the Dissenting Shares Escrow Account amount (and any interest earned thereon).

Section 2.07. *Escrow Fund.*

(a) Initial Escrow Deposit. Upon receipt of the Funding Amount pursuant to Section 2.02(a), the Paying Agent shall deposit with Wells Fargo Bank, N.A. in its capacity as escrow agent (the "Escrow Agent") in a separate escrow fund (the "Escrow Fund") an amount in cash equal to the Aggregate Closing Escrow Amount. The Escrow Fund shall be subject to the terms and conditions of this Agreement and an escrow agreement executed by and among Parent, the Company, Seller Representatives and the Escrow Agent and attached hereto as Annex II (the "Escrow Agreement") which provides for the establishment, funding and release of the following Escrow Fund sub-accounts:

(i) Purchase Price Adjustment Escrow Account. On the Closing Date, an amount equal to Six Million Dollars ($6,000,000) shall be deposited into the Escrow Fund as the purchase price adjustment escrow sub-account (the "Purchase Price Adjustment Escrow Account") to provide for any Purchase Price Adjustments pursuant to Section 2.05;

(ii) Dissenting Shares Escrow Account. On the Closing Date, an amount equal to the product of (x) the Dissenting Shares at Closing and (y) the Dissenting Shares Per Share Portion shall be deposited into the Escrow Fund as the dissenting shares escrow sub-account (the "Dissenting Shares Escrow Account") to provide for amounts payable for Dissenting Shares under Section 2.06(a), subject to the limitations of Section 2.06(b); and

(iii) Indemnity Escrow Account. On the Closing Date, an amount equal to Sixteen Million Dollars ($16,000,000) shall be deposited into the Escrow Fund as the indemnity escrow sub-account (the "Indemnity Escrow Account") to provide for amounts payable for Indemnifiable Losses of Purchaser Indemnified Parties pursuant to Article VII and Article VIII.

(b) Subsequent Escrow Deposit. Promptly following receipt of any amount constituting a Company Tax Refund, Parent shall pay the lesser of (i) the actual amount of such Tax Refund received by the Surviving Corporation and (ii) Four Million Dollars ($4,000,000) to the Escrow Agent for deposit into the Indemnity Escrow Account. To the extent the Company Tax Refund received by the Surviving Corporation exceeds Four Million Dollars ($4,000,000), Parent shall pay such excess amount to the Paying Agent for deposit into the Exchange Fund for distribution in accordance with Section 2.03. Parent shall provide written notice to the Seller Representatives of the filing of the Surviving Corporation's Tax Return and timely respond to all reasonable inquiries by the Seller Representatives regarding the status of the pending refunds and calculation of the Company Tax Refund.

Section 2.08. *Appointment of Seller Representatives; Administrative Escrow Fund.*

(a) Appointment of Seller Representatives. As a term of the Merger, the Company irrevocably appoints the Seller Representatives as of the Effective Time, and each of the Seller Representatives accepts such appointment, to act as representatives, agents, proxies, and attorneys-in-fact for all purposes under this Agreement, the Escrow Agreement, the Paying Agent Agreement and the Administrative Escrow Agreement for and on behalf of the Stockholders and Optionholders. The Seller Representatives shall have the rights and responsibilities set forth in this Agreement, the Escrow Agreement, the Paying Agent Agreement and the Administrative Escrow Agreement, including without limitation, the power and authority, for and on behalf of the Stockholders and Optionholders, to: (i) consummate, in the capacity of Seller Representatives, the transactions contemplated by this Agreement, (ii) negotiate, settle, compromise and authorize payments in respect of claims (including claims for Indemnifiable Losses) under this Agreement, the Escrow Agreement, the Paying Agent Agreement, the Administrative Escrow Agreement and such other agreements, certificates, instruments, and documents contemplated by this Agreement or executed or delivered in connection herewith or therewith, (iii) execute and deliver, in the capacity as Seller Representatives, the Escrow Agreement, the Paying Agent Agreement, the Administrative Escrow Agreement or any of the other agreements, certificates, instruments, and documents contemplated by any such agreements, and any amendment or waiver thereto, and (iv) undertake such other actions as may be necessary or desirable, in the discretion of the Seller Representatives, to fulfill the purposes and duties associated with the roles and functions of the Sellers Representatives as set forth in this Agreement, the Escrow Agreement, the Paying Agent Agreement, the Administrative Escrow Agreement and any other agreements, certificates, instruments, and documents contemplated by this Agreement or executed or delivered in connection herewith or therewith. Parent, Surviving Corporation and Merger Sub hereby acknowledge the appointment of the Seller Representatives and the terms of such appointment in accordance with this Section 2.08.

(b)   Action by Seller Representatives/Reliance. Parent, Merger Sub and the Surviving Corporation shall be entitled to rely without independent inquiry on any written notice given jointly and consistently to Parent by both Seller Representatives with respect to any action or determination of the Seller Representatives, and until Parent is given any such joint and consistent written notice, the Seller Representatives shall not be deemed to have taken any action or made any determination for any purpose; provided, however, that the Seller Representatives may jointly designate in written notice to Parent one of the Seller Representatives to act for the Seller Representatives for all purposes, and Parent, Merger Sub and the Surviving Corporation shall be entitled to rely without independent inquiry upon any written notice given to Parent by such designated Seller Representative with respect to any action or determination of the Seller Representatives until such time as Parent is given a subsequent written notice by the non-designated Seller Representative (or any successor of such non-designated Seller Representative as contemplated by Section 2.08(f)) instructing Parent that the prior permission to rely on written notices from such designated Seller Representative is no longer effective. Parent, Merger Sub and the Surviving Corporation shall be fully protected in relying and acting on any written notices given in accordance with the immediately prior sentence.

(c)   Deposit of Administrative Escrow Amount. At the Effective Time and consistent with clause (iii) of the first sentence of Section 2.02(a), the Seller Representatives shall instruct the Paying Agent to deduct the Administrative Escrow Amount from the Funding Amount and pay such Administrative Escrow Amount out of the Exchange Fund and into a separate escrow account (the "Administrative Escrow Account") with Wells Fargo Bank, N.A. in its capacity as administrative escrow agent (the

"Administrative Escrow Agent"), to be held and administered in accordance with that certain administrative escrow agreement executed by Seller Representatives and Administrative Escrow Agent (the "Administrative Escrow Agreement"). Parent, the Company, Surviving Corporation and Merger Sub agree that the Administrative Escrow Account is for the sole benefit of the Seller Representatives, the Stockholders and Optionholders. Each of Parent, Company, Surviving Corporation and Merger Sub waive any and all right, title and interest in and to the Administrative Escrow Account.

(d)   Purpose. The Company agrees that the Administrative Escrow Account is a material inducement to the Seller Representatives' agreement to execute this Agreement, the Escrow Agreement, the Paying Agent Agreement and such other agreements, certificates, instruments, and documents contemplated by such agreements or executed or delivered in connection therewith and to perform the duties of Seller Representatives pursuant to the terms thereof. The Company further agrees that pursuant to the Administrative Escrow Agreement, each Stockholder and Optionholder shall (i) bear all fees, expenses and other costs (including reasonable attorneys' fees) incurred by the Seller Representatives in connection with the exercise of the Seller Representatives duties and obligations under this Agreement, the Escrow Agreement, the Paying Agent Agreement and the Administrative Escrow Agreement and such other agreements, certificates, instruments, and documents contemplated by any such agreements, and (ii) shall indemnify, defend and hold harmless Seller Representatives against any and all losses incurred by Seller Representatives in connection with the performance of their duties and obligations (unless such loss shall have been finally adjudicated to have been directly caused by the willful misconduct or gross negligence of the Seller Representatives); provided, however, in all events, the obligations of the Stockholders and the Optionholders pursuant to this Section 2.08(d) shall be payable solely from the Administrative Escrow Account. The Seller Representatives shall not be entitled to any indemnification, reimbursement of expenses or other protections from Parent, Merger Sub or the Surviving Corporation, and the Sellers Representatives agree not to seek any such indemnification, reimbursement or other protection.

(e)   Advice of Counsel; Fees, Costs and Expenses. The Seller Representatives shall be entitled to rely on and shall not be liable to the Stockholders or Optionholders for any action taken or omitted to be taken by the Seller Representatives in accordance with the advice of counsel or other professionals retained or consulted by the Seller Representatives. Seller Representatives shall be paid by the Administrative Escrow Account reasonable compensation for services rendered by the Seller Representatives pursuant to this Agreement, the Escrow Agreement, the Paying Agent Agreement and such other agreements, certificates, instruments, and documents contemplated by such agreements or executed or delivered in connection therewith. Seller Representatives compensation shall be determined on a time and expense basis, at rates not greater than each of Seller Representatives then current published hourly consulting or billable rates. Seller Representatives shall be reimbursed by the Administrative Escrow Account for any and all compensation (fees, expenses and other costs) paid and/or reimbursed to counsel, accountants and/or other professionals. The Company acknowledges that counsel and professionals retained by the Seller Representatives may include parties in which Seller Representatives have a material financial interest. Seller Representatives may perform any and all of their duties with the assistance of agents, representatives, attorneys, custodians, and/or nominees and the Company acknowledges that the fees, costs and expenses of such parties will reduce the Merger Consideration otherwise payable to the Stockholders and Optionholders.

(f)   Resignation, Incapacity and Successors. A Seller Representative may resign by furnishing written notice of his, her or its resignation to the Parent, Surviving Corporation, Escrow Agent and Administrative Escrow Agent. Any such resignation shall be effective thirty (30) days after the delivery of such notice or upon the earlier appointment of a successor. Each such resigning Seller Representative shall have the right to designate his, her or its successor by including such designation in such resigning Seller Representative's notice of resignation given in accordance with the immediately preceding sentence; provided that if the resigning Seller Representative fails to appoint a successor, the remaining Seller Representative shall appoint a successor by providing written notice thereof to the Parent, Surviving Corporation, Escrow Agent and Administrative Escrow Agent. In the event of the death or incapacity of a Seller Representative, the remaining Seller Representative shall appoint a successor by providing written notice thereof to the Parent, Surviving Corporation, Escrow Agent and Administrative Escrow Agent. In the event that both of the Seller Representatives have vacated the position of Seller Representative by reason of resignation, death or incapacity, without naming a successor, the then acting President of Monroe Moxness Berg PA shall designate one or more persons to serve as the Seller Representative(s) by providing written notice thereof to the Parent, Surviving Corporation, Escrow Agent and Administrative Escrow Agent. In the event of the appointment of any successor as contemplated by the foregoing provisions of this paragraph, such successor shall for all purposes be a Seller Representative (and without limiting the foregoing, for purposes of Section 2.08(b), Parent, Merger Sub and Surviving Corporation shall be entitled to rely on written instructions given by such successor and shall no longer be entitled to rely on any written instructions given by any resigned Seller Representative).

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure schedule of the Company delivered to Parent concurrently herewith (the "Company Disclosure Schedule") with specific reference to the section of this Agreement to which the information stated in such Company Disclosure Schedule relates; provided that (i) disclosure in any section of such Company Disclosure Schedule shall be deemed to be disclosed with respect to any other Section of this Agreement to the extent that it is reasonably apparent from the face of such disclosure that such disclosure is applicable or relevant to such other Section and (ii) the mere inclusion of an item in such Company Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would have a Company Material Adverse Effect, the Company hereby represents and warrants to Parent and Merger Sub as follows:

Section 3.01. *Corporate Organization.*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Minnesota. The Company has the corporate power and corporate authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business and in good standing as a foreign corporation in each jurisdiction in which the nature of the business currently conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except for those jurisdictions where the failure to be so licensed or qualified would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect.

(b)   The Company has heretofore made available to Parent in the Dataroom true and complete copies of the articles of incorporation and bylaws or other applicable governing documents of the Company and each of its Subsidiaries as currently in effect as of the date of this Agreement.

(c)   Each Subsidiary of the Company (i) is duly organized and validly existing and is in good standing as a corporation, partnership, limited liability company or other entity, as the case may be, under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and is in good standing in all jurisdictions (whether federal, state, local or non-U.S.) where its ownership or leasing of property or the conduct of its business requires it to be so licensed or qualified and in which the failure to be so qualified would reasonably be expected to result in, either individually or in the aggregate, a Company Material Adverse Effect, and (iii) has all requisite corporate or other organizational power and authority to own or lease its properties and assets and to carry on its business as now conducted.

(d)   The minute books of the Company and each of its Subsidiaries previously made available to Parent contain true, complete and correct records in all material respects of all meetings and other material corporate actions held or taken of their respective stockholders, members, partners or other equity holders and boards of directors or other governing bodies (including committees of their respective boards of directors or other governing bodies) through the date hereof.

Section 3.02. Capitalization; Indebtedness; Guarantees.

(a)   The authorized capital stock of the Company consists of Twenty Million (20,000,000) shares of Company Common Stock. As of the close of business on December 3, 2010 (the "Capitalization Date"), there are Nine Million Five Hundred Twelve Thousand Four Hundred Seventy Six (9,512,476) shares of Company Common Stock outstanding which are held of record and beneficially owned by the Persons in the respective amounts as set forth in Section 3.02(a) of the Company Disclosure Schedule. Of such 9,512,476 shares of Company Common Stock, (i) 8,603,176 shares are voting shares and (ii) 909,300 shares are non-voting shares. The Company has delivered to Parent accurate and complete copies of the stock ledger (or equivalent records) of the Company, which records reflect the issuances, transfers, repurchases and cancellations of shares of capital stock (or other equity interests) of the Company. As of the close of business on the Capitalization Date, no shares of Company Common Stock were reserved or to be made available for issuance, except as set forth in Section 3.02(a) of the Company Disclosure Schedule. All of the issued and outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. As of the date of this Agreement, except (i) as set forth in Section 3.02(a) of the Company Disclosure Schedule, (ii) pursuant to any cashless exercise provisions of any Company Stock Options or pursuant to the surrender of shares to the Company or the withholding of shares by the Company to cover Tax withholding obligations under the Company's stock plans and arrangements set forth in Section 3.02(a) of the Company Disclosure

Schedule (collectively, and in each case as the same may be amended to the date hereof, the "Company Stock Plans"), and (iii) as set forth elsewhere in this Section 3.02(a), the Company does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase, registration or issuance of any shares of Company Common Stock or any other equity securities of the Company or any securities representing the right to purchase or otherwise receive any shares of the Company Common Stock (including any rights plan or agreement). As of the Capitalization Date, there are an aggregate of 1,298,181 shares of Company Common Stock issuable upon the exercise of outstanding Company Stock Options. Section 3.02(a) of the Company Disclosure Schedule sets forth a true, complete and correct list of each outstanding Company Stock Option as of the Capitalization Date and the exercise price for each such Company Stock Option. Since the Capitalization Date, the Company has not (i) issued or repurchased any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock, other than upon the exercise of employee stock options granted prior to such date and disclosed in this Section 3.02(a) or pursuant to the surrender of shares to the Company or the withholding of shares by the Company to cover Tax withholding obligations under the Company Stock Plans, or (ii) issued or awarded any options, restricted shares or other equity-based awards under the Company Stock Plans or otherwise. The Company is, and at all times has been, in compliance with the Securities Exchange Act of 1934, as amended, and does not have, and at no time since formation has had, five hundred (500) or more holders of its outstanding Company Common Stock or other equity interests at any given time.

(b)   Section 3.02(b) of the Company Disclosure Schedule lists the name, jurisdiction of organization, authorized and outstanding shares of capital stock and record and beneficial owners of such capital stock for each Subsidiary of the Company. Except as set forth in Section 3.02(b) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries owns, directly or indirectly, any equity or similar interest in, or any interest convertible into or exchangeable for, any equity or similar interest in, any corporation, partnership, joint venture or other similar business association or entity. Except as set forth in Section 3.02(b) of the Company Disclosure Schedule, the Company owns, directly or indirectly, all of the issued and outstanding shares of capital stock of or all other equity interests in each of the Company's Subsidiaries free and clear of any Liens, and all of such shares are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Neither the Company nor any of its Subsidiaries has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase, sale, registration or issuance of any shares of capital stock or any other equity security of any Subsidiary of the Company or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of any such Subsidiary.

(c)   The Company and its Subsidiaries have no Indebtedness except as set forth on Section 3.02(c) of the Company Disclosure Schedule. The Company has delivered to Parent in the Dataroom true and complete copies of all agreements evidencing any Indebtedness. Except as set forth on Section 3.02(c) of the Company Disclosure Schedule, neither the Company nor any Subsidiary of the Company has any Liability in respect of a Guarantee of any Indebtedness or other Liability of any other Person (other than the Company or a Subsidiary of the Company). Section 3.02(c) of the Company Disclosure Schedule identifies which Indebtedness of the Company and its Subsidiaries will be repaid at or prior to Closing.

(d)   The Company's Net Cash at Closing will be greater than $0.

Section 3.03. *Authority; No Violation.*

(a)   The Company has full corporate power and corporate authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The Company Board at a duly held meeting has (i) determined that this Agreement and the Merger are in the best interests of the Company and the Stockholders and declared this Agreement and the Merger to be advisable, (ii) approved the Merger, the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and (iii) subject to the terms of this Agreement, recommended that the Stockholders approve and adopt this Agreement and directed that this Agreement be submitted for consideration by the Stockholders at the Company Stockholder Meeting. Except for the approval and adoption of this Agreement by the Company Required Vote, no other corporate proceedings on the part of the Company are necessary to approve this Agreement or to consummate the transactions contemplated hereby, including the Merger. This Agreement has been duly and validly executed and delivered by the Company and (assuming due authorization, execution and delivery by Parent and Merger Sub) constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except by reason of the Bankruptcy and Equity Exceptions.

(b)   Neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby (including the Merger), nor compliance by the Company with any of the terms or provisions hereof, will (i) violate any provision of the articles of incorporation or by-laws of the Company or any of the similar governing documents of any of its Subsidiaries or (ii) assuming that the consents, approvals and filings referred to in Section 3.04 are duly obtained or made, (A) violate any Law applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, or (B) violate, conflict with, result in a breach of any provision of, or require redemption or repurchase or otherwise require the purchase or sale of any securities, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the properties or assets of the Company or any of its Subsidiaries under, or permit or result in, any change in any of the terms, conditions or provisions of any Permit, Company Contract, note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which the Company or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected, except, solely in the case of clause (ii) above, for such violations, conflicts, breaches, defaults or other events which, either individually or in the aggregate, would not reasonably be expected to result in a Company Material Adverse Effect.

Section 3.04. *Consents and Approvals.* No action by, including consents or approvals of or filings or registrations with, any Governmental Entity or with any third Person are necessary in connection with the execution and delivery by the Company of this Agreement or the consummation by the Company of the Merger and the other transactions contemplated hereby, except for (a) any notices required to be filed under the HSR Act, (b) the filing of the articles of merger with respect to the Merger with the Minnesota Secretary of State, (c) the consents and approvals set forth on Section 3.04 of the Company Disclosure Schedule and (d) consents or approvals of third Persons, the failure of which to be obtained or made would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.05. *Financial Statements.*

(a)   The Company has delivered to Parent copies of the following:

(i)   the audited consolidated balance sheets of the Company and its Subsidiaries as of December 31, 2009 (the "Audited Balance Sheet" and the date thereof, the "Audited Balance Sheet Date"), December 31, 2008 and December 31, 2007, and the related audited consolidated statements of income, cash flow and changes in stockholders' equity of the Company and its Subsidiaries for the fiscal years then ended, accompanied by any notes thereto and the reports of the Company's independent accountants with respect thereto (collectively, the "Audited Financials"); and

(ii)   the unaudited consolidated balance sheet of the Company and its Subsidiaries as of September 30, 2010 (the "Most Recent Balance Sheet" and the date thereof, the "Most Recent Balance Sheet Date"), and the related unaudited consolidated statement of income and cash flow of the Company and its Subsidiaries for the nine (9) months then ended (the "Interim Financials" and, together with the Audited Financials, the "Financials").

(b)   Except as disclosed on Section 3.05(b) of the Company Disclosure Schedule, the Financials (including any notes thereto) (i) were prepared in accordance with the books and records of the Company and its Subsidiaries, (ii) have been prepared in accordance with GAAP, consistently applied (subject, in the case of the unaudited Financials, to normal year-end audit adjustments, the effect of which will not, individually or in the aggregate, be materially adverse, and the absence of footnote disclosure that if presented, would not differ materially from those included in the Audited Financials) and (iii) fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of the respective dates thereof and the consolidated results of the operations of the Company and its Subsidiaries and changes in financial position for the respective periods covered thereby.

(c)   None of the Company or any of its Subsidiaries has any material liability for (i) replacement or repair of any product designed, manufactured, sold, repaired, reconfigured or placed in the stream of commerce by the Company or its Subsidiaries (a "Product") or other losses in connection with any Product or (ii) claims with respect to damaged or defective Products, in each case subject only to wear and tear in the Ordinary Course of Business and reserves (which in all cases are classified as short term liabilities) for warranty claims related to the Products and the Company's workmanship as set forth on the face of the Most Recent Balance Sheet (rather than in any notes thereto) and thereafter adjusted for the passage of time in accordance with the past customs and practices of the Company and its Subsidiaries (the "Warranty Reserves"). The Warranty Reserves are on the date hereof adequate to address all claims with respect to damaged or defective Products and will be adequate to address all claims with respect to damaged or defective Products as adjusted for the passage of time through the Closing Date.

(d)   The records, systems, controls, data and information of the Company and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of the Company and its Subsidiaries or accountants (including all means of access thereto and therefrom) except for any non-exclusive ownership and non-direct control that would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect on the system of internal accounting controls described below in this Section 3.05(d). Each of the Company and its Subsidiaries maintains disclosure controls and procedures; such financial disclosure controls and procedures have been designed to ensure that material information relating to the Company and its Subsidiaries is made known to the chief executive officer and chief financial offer of the Company; and such disclosure controls and procedures are effective.

Section 3.06. *Expenses*. Except for the Company's engagement of Lazard Middle Market LLC, neither of the Company or any of its Subsidiaries has employed any broker, agent or finder or incurred any liability for any broker's, finder's or agent's fees or commissions in connection with any of the transactions contemplated by this Agreement.

Section 3.07. *Absence of Certain Changes or Events.*

(a)   Except as set forth in Section 3.07(a) of the Company Disclosure Schedule, since the Audited Balance Sheet Date, no event, change, fact, condition or circumstance has occurred which has had, or would reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect.

(b)   Except as set forth in Section 3.07(b) of the Company Disclosure Schedule or as specifically contemplated by this Agreement, since the Most Recent Balance Sheet Date, the Company and its Subsidiaries have carried on their respective businesses in all material respects in the Ordinary Course of Business.

(c)   Neither the Company nor any of its Subsidiaries has (i) taken any action or omitted to take any action that would have violated the provisions of Section 5.03 if such provisions had been in effect at all times since the Most Recent Balance Sheet Date or (ii) suffered any loss, damage, destruction or eminent domain taking, with respect to any of its material assets or the business of the Company or its Subsidiaries since the Most Recent Balance Sheet Date.

Section 3.08. *Legal Proceedings.*

(a)   None of the Company or its Subsidiaries is a party to any, and there is no pending or, to the Knowledge of the Company, threatened, Action (i) against the Company or any of its Subsidiaries that, if determined adversely to the Company or any of its Subsidiaries, would reasonably be expected to result in, individually or together with any other Action or Actions if also so determined, a Company Material Adverse Effect or (ii) challenging the validity or propriety of the transactions contemplated by this Agreement.

(b)   As of the date of this Agreement, except as set forth in Section 3.08(b) of the Company Disclosure Schedule, none of the Company or any of its Subsidiaries or any of their respective businesses or properties are subject to or bound by any injunction, order, judgment, decree or regulatory restriction of any Governmental Entity specifically imposed upon the Company or any of its Subsidiaries or their respective assets which would reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.09. *Taxes.*

(a)   Except as set forth in Section 3.09(a) of the Company Disclosure Schedule: (i) each of the Company and its Subsidiaries has (A) duly and timely filed (including pursuant to applicable extensions granted without penalty) all Tax Returns required to be filed by it, and such Tax Returns are true, correct and complete in all material respects, (B) timely paid in full all amounts of Taxes due and owing (whether or not shown on any Tax Return), and (C) made adequate provision in its financial statements in accordance with GAAP for payment of all material amounts of Taxes that are not yet due and payable and the unpaid Taxes of the Company and its Subsidiaries did not (as of the Most Recent Balance Sheet Date) exceed the reserve for Taxes (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax items) set forth on the face of such balance sheet (rather than in any notes thereto) and will not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past customs and practices of the Company and its Subsidiaries in filing their Tax Returns; (ii) no deficiencies for any Taxes have been proposed, asserted or assessed in writing against the Company or any of its Subsidiaries which deficiencies have not since been resolved; and (iii) there are no Liens for Taxes upon any of the assets of the Company or its Subsidiaries except for statutory liens for current Taxes not yet due.

(b)   Except as set forth in Section 3.09(b) of the Company Disclosure Schedule, none of the Company or its Subsidiaries (i) is or has ever been a member of an "affiliated group" (other than, with respect to the Company, a group the common parent of which is the Company) filing an affiliated, consolidated, combined or unitary Tax Return, or (ii) has any liability for Taxes of any Person (other than, with respect to, the Company, and its Subsidiaries) arising from the application of Treasury Regulation Section 1.1502-6 or any analogous provision of state, local or non-U.S. Law, as a transferee or successor, or by contract (other than customary Tax indemnifications contained in commercial lease agreements).

(c)   None of the Company or its Subsidiaries is a party to any contractual obligation relating to Tax indemnity, Tax sharing or Tax allocation.

(d)   There are no federal, state, local, or non-U.S. tax audits, disputes, claims, notices, or administrative or judicial Tax proceedings pending with respect to the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has received from any federal, state, local, or non-U.S. taxing authority (including jurisdictions where the Company or its Subsidiaries have not filed Tax Returns) any (i) notice indicating an intent to open an audit or other review, (ii) request for information related to Tax matters, or (iii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any taxing authority against the Company or any of its Subsidiaries. The Company has delivered to Parent correct and complete copies of all Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by the Company or its Subsidiaries filed or received since January 1, 2004.

(e)   No closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law), private letter rulings, technical advice memoranda or similar agreements or rulings has been entered into or issued by any Governmental Authority with respect to the Company or any of its Subsidiaries.

(f)   None of the Company or its Subsidiaries has been a "distributing corporation" or a "controlled corporation" in any distribution occurring during the last two (2) years in which the parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable.

(g)   All Taxes required to be withheld, collected or deposited by or with respect to the

Company and each Subsidiary have been timely withheld, collected or deposited as the case may be, and to the extent required, have been paid to the relevant Governmental Entity, except for failures to so withhold, collect or deposit that are immaterial, individually and in the aggregate, or for which adequate reserves have been established in accordance with GAAP and each of the Company and its Subsidiaries has complied with all material reporting and recordkeeping requirements.

(h)   Neither the Company nor any of its Subsidiaries (i) has granted any waiver of any federal, state, local or non-U.S. statute of limitations with respect to, or granted any extension of a period for the assessment of, any Tax, which waiver or extension has not since expired; (ii) executed any power of attorney with respect to Taxes or any Tax item of the Company or any of its Subsidiaries, other than powers of attorney that are no longer in force; (iii) has engaged in any listed transaction described in Treasury Regulation section 1.6011-4(b)(2); or (iv) has received written notice from a Governmental Entity in a jurisdiction where the Company or any of its Subsidiaries do not file Tax Returns claiming that the Company or any of its Subsidiaries is or may be subject to taxation by that jurisdiction.

(i)   The Company and its Subsidiaries have taken no action outside the ordinary course of business to defer taxable income to any taxable period (or portion thereof) ending after the Closing Date. Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) installment sale or open transaction disposition made on or prior to the Closing Date; (iii) prepaid amount received on or prior to the Closing Date; or (iv) election under Code §108(i).

(j)   None of the non-U.S. Subsidiaries of the Company (i) has an investment in United States property as defined in Section 956 of the Code, or (ii) has, or has ever been, a passive foreign investment company.

(k)   The Company and its Subsidiaries have adequate documentation for all foreign Taxes paid with respect to any foreign Subsidiaries. Except as set forth on Section 3.09(k) of the Company Disclosure Schedule, during the period beginning January 1, 2006 and ending on the Closing Date, neither the Company nor any of its Subsidiaries has or will generate any subpart F income (as defined in Section 952(a) of the Code) that has not been disclosed on the U.S. federal income tax returns of the Company and its Subsidiaries.

(l)   Neither the Company nor any of its Subsidiaries is subject to Tax in any jurisdiction, other than the country in which it is organized, by virtue of having a permanent establishment, fixed place of business, or otherwise. All payments by, to or among the Company and its Subsidiaries comply with all applicable transfer pricing requirements imposed by any Governmental Entity, and the Company has delivered to Parent accurate and complete copies of all transfer pricing documentation prepared pursuant to Treasury Regulation Section 1.6662-6 (or any similar foreign statutory, regulatory, or administrative provision) by or with respect to the Company or any of its Subsidiaries during the past five (5) years.

(m)   There are no proposed reassessments of any property owned by the Company or its Subsidiaries or other proposals or communications (whether formal or informal) of which the Company or its Subsidiaries have knowledge that could increase the amount of Taxes to which the

Company, any of its Subsidiaries or the Surviving Corporation would be subject.

(n)   Except as set forth in <u>Section 3.09(n)</u> of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a partner or member of any entity that is treated as a partnership or a disregarded entity for U.S. federal income tax purposes.

(o)   Neither the Company nor any of its Subsidiaries owns any property of a character, the transfer of which, pursuant to this Agreement, would give rise to any documentary, stamp or other transfer Tax.

Section 3.10. <u>*Employee Benefit Plans.*</u>

(a)   <u>Section 3.10(a)</u> of the Company Disclosure Schedule sets forth a true and complete list of all Company Benefit Plans.

(b)   The Company has made available to Parent in the Dataroom, prior to the date of execution of this Agreement, true and complete copies of each of the Company Benefit Plans that has been reduced to writing together with all amendments and a written summary of the material terms of each Company Benefit Plan that has not been reduced to writing, and, with respect to each Company Benefit Plan, each of the following if applicable: (i) the most recent actuarial valuation report, (ii) the most recent determination letter from the IRS or equivalent evidence of approval or registration of a non-U.S. Company Benefit Plan, (iii) the most recent summary plan description or similar summary together with all amendments, (iv) the most recent related trust agreement or other funding instrument together with all amendments, (v) the three most recent Forms 5500 or other annual or periodic reports, including the attached schedules, required to have been filed with the IRS or other non-U.S. governmental authority, and (vi) the results of non-discrimination testing for the last three years.

(c)   Neither the Company nor any Person that is, or at any relevant time was or would have been, required to be treated as a single employer with the Company under Section 414(b), (c), (m) or (o) of the Code sponsors, maintains, contributes or is required to contribute to, or has, or may reasonably be expected to have, any liability in respect of, (i) any "multiemployer plan" as defined in Sections 3(37) or 4001(a)(3) of ERISA, (ii) any plan that is subject to the funding requirements of Section 412 of the Code, Part 3 of Subtitle B of Title I of ERISA or Title IV of ERISA (or that would be subject to those Sections, or either of them, if the plan were described in Section 412 of the Code or were subject to Title I or Title IV of ERISA), or (iii) any plan that provides for post- retirement medical, life insurance or other welfare-type benefits (other than as required by Part 6 of Subtitle B of Title I of ERISA or Section 4980B of the Code or under a similar state or non-U.S. Law).

(d)   Each Company Benefit Plan and related trust intended to qualify under Sections 401 and 501(a) of the Code is subject to a current favorable determination or opinion letter from the IRS and, to the Knowledge of the Company, nothing has occurred that is reasonably likely to result in the revocation of such letter.

(e)   The Company Benefit Plans have been maintained and administered in all material respects in accordance with their terms and applicable laws.

(f)   There are no suits, actions, disputes, claims (other than routine claims for benefits), arbitrations, governmental audits, administrative or other proceedings pending or, to the Knowledge of the Company, threatened with respect to any Company Benefit Plan or any related trust or other funding medium thereunder or with respect to the Company as the sponsor or fiduciary thereof or with respect to any other fiduciary thereof, which would reasonably be expected to have a Company Material Adverse Effect.

(g)   There exists no contract, agreement, plan or arrangement covering any employee or former employee of, or other service provider with respect to, the Company or any of its Subsidiaries that, individually or together with any other one or more contracts, agreements, plans or arrangements, could, either alone or in combination with any other event, give rise to imposition of any excise tax under Section 4999 of the Code or the payment of any amount that would not be deductible by reason of Section 280G of the Code. Except as set forth in Section 3.10(g) of the Company Disclosure Schedule, the consummation of the transactions contemplated by this Agreement will not by itself or in combination with any other event (x) result in any payment of severance or other compensation becoming due to any current or former employee or independent contractor, (y) increase any benefits under any Company Benefit Plan, or (z) result in the acceleration of the time of payment, vesting or funding of any benefits under any Company Benefit Plan.

(h)   With respect to each Company Benefit Plan subject to any jurisdiction outside the U.S., (i) the fair market value of the assets of each funded Company Benefit Plan, the liability of each insurer for any such Company Benefit Plan funded through insurance or the book reserve established for such Company Benefit Plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations with respect to all current and former participants in such plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Company Benefit Plan and no transaction contemplated by this Agreement shall cause such assets or insurance obligations to be less than such benefit obligations, (ii) if they are intended to be funded and/or book-reserved, each funded Company Benefit Plan is fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions in accordance with GAAP, (iii) all employer and employee contributions to each such Company Benefit Plan required by Law or by the terms of such Company Benefit Plan have been made, or, if applicable, accrued, in accordance with normal accounting practices; and (iv) each such Company Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities.

Section 3.11. *Compliance with Applicable Law: Permits.*

(a)   None of the Company or its Subsidiaries is in breach or violation of, or default under, and none of the Company or any of its Subsidiaries has been since January 1, 2008 in breach or violation of, or default under, any Law, Permit or requirements of any Governmental Entity applicable to the Company or its Subsidiaries, except for any such breaches, violations or defaults which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b)   Each of the Company and its Subsidiaries has been duly granted and holds all Permits required to operate and to carry on its business as currently, and as presently proposed to be, conducted, except where the failure to hold such Permits, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. All Permits are in all material respects in full force and effect and since January 1, 2008, none of the

Company or its Subsidiaries has received any written notice from any Governmental Entity asserting that the Company or any of its Subsidiaries is not in material compliance with any Law or Permit or threatening to suspend, revoke, revise, limit or terminate any Permit held by the Company or any of its Subsidiaries.

(c)   Notwithstanding anything contained in this Section 3.11, no representation or warranty shall be deemed to be made in this Section 3.11 in respect of environmental (Section 3.17), Tax (Section 3.09), employee benefits (Section 3.10) or labor Law (Section 3.19) matters, each of which matters is addressed by other sections of this Agreement.

Section 3.12. *Certain Contracts.*

(a)   Except for this Agreement, the Company Benefit Plans and as set forth on Section 3.12(a) of the Company Disclosure Schedule, neither the Company nor its Subsidiaries is a party to nor is bound by, or otherwise subject to, any contract, arrangement, commitment or understanding (whether written or oral):

(i)   which restricts the rights of the Company or its Subsidiaries to compete in any line of business or hire, solicit or engage any Person or the solicitation of any customer in any geographic area or with any Person, or which requires exclusive referrals of business or requires the Company or its Subsidiaries to offer specified products or services to their customers on a priority or exclusive basis;

(ii)   which relates to the acquisition or disposition of (A) any business (whether by merger, consolidation or other business combination, sale of securities, sale of assets or otherwise) or (B) any material asset (other than sales of inventory in the Ordinary Course of Business);

(iii)   which concerns or consists of a partnership, limited liability company, joint venture or similar agreement;

(iv)   with or to a labor union or guild (including any collective bargaining agreement);

(v)   which grants any Person a right of first refusal, right of first offer or similar right with respect to any properties, assets or businesses of the Company or its Subsidiaries;

(vi)   which provides for the employment or consultancy of any Person on a full-time, part-time, consulting or other basis or otherwise providing compensation or other benefits to any officer, director, employee or consultant (other than a Company Benefit Plan);

(vii)   under which the Company or any of its Subsidiaries is, or may become, obligated to incur any severance pay or compensation obligations that would become payable by reason of this Agreement or the transactions contemplated hereby;

(viii)   which relates to any material agency, dealer, distributor, sales representative, marketing or other similar obligation which involve aggregate payments of more than

$250,000, other than any such contract that is terminable at will by either the Company or the other party or parties thereto on ninety (90) days or less notice without payment of a penalty;

(ix)   under which the Company or any of its Subsidiaries has advanced or loaned an amount to any of its Affiliates or employees other than in the Ordinary Course of Business;

(x)   which involves the purchase or sale of assets, or for the furnishing of services involving aggregate payments to or by the Company or any of its Subsidiaries of $250,000 or more, other than any such contract that is terminable at will by either the Company or the other party or parties thereto on ninety (90) days or less notice without payment of a penalty;

(xi)   which restricts any Subsidiary of the Company from making any loan, advance, dividend or other payment to the Company; or

(xii)   which involve payments by the Company and its Subsidiaries in fiscal year 2010 of more than $250,000 or which could reasonably be expected to involve such payments during fiscal year 2011 of more than $250,000, other than any such contract that is terminable at will by either the Company or the other party or parties thereto on ninety (90) days or less notice without payment of a penalty.

Each contract, arrangement, commitment or understanding of the type required to be disclosed in Section 3.12(a) of the Company Disclosure Schedule, whether or not set forth in Section 3.12(a) of the Company Disclosure Schedule, together with each contract, arrangement, commitment or understanding with any of the customers of the Company and its Subsidiaries listed on Section 3.21 of the Company Disclosure Schedule, is referred to herein as a "Company Contract". The Company has delivered to the Parent in the Dataroom accurate and complete copies of each written Company Contract, in each case, as amended or otherwise modified and in effect.

(b)   Except as set forth in Section 3.12(b) of the Company Disclosure Schedule, (i) each Company Contract is valid and binding on the Company and its Subsidiaries, as applicable, and in full force and effect (other than due to the ordinary expiration of the term thereof), and, to the Knowledge of the Company, is valid and binding on the other parties thereto, in each case, as enforceability may be limited by the Bankruptcy and Equity Exceptions, and subject to obtaining any necessary consents disclosed in Section 3.04 of the Company Disclosure Schedule, will continue to be so and in full force and effect on identical terms following the consummation transactions contemplated by this Agreement, (ii) each of the Company and its Subsidiaries has performed all material obligations required to be performed by it under each Company Contract, and (iii) no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute a material breach or violation of, or default under, any such Company Contract by the Company or any Subsidiary of the Company or, to the Knowledge of the Company, any other party thereto, except, in each case, with respect to the foregoing clauses (i) through (iii) as would not reasonably be expected to result in, either individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor its Subsidiaries has received notice of any violation or breach of, or default under, a Company Contract by any of the other parties thereto.

Section 3.13. *Undisclosed Liabilities*. Except for (a) Liabilities set forth on the face of the Most

Recent Balance Sheet, (b) liabilities incurred since the Most Recent Balance Sheet Date in the Ordinary Course of Business, (c) liabilities arising under the terms of (but not from any breach or default under) any agreement, contract, commitment, license, permit, lease or other instrument or obligation that is either (i) disclosed in the Company Disclosure Schedule or (ii) not required to be so disclosed by the terms of this Agreement (and including any of the foregoing types of instruments or obligations that are entered into or obtained after the date of this Agreement, as long such action does not result in a breach of this Agreement), (d) liabilities incurred pursuant to or in connection with this Agreement or the transactions contemplated hereby or (e) liabilities that would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued or contingent or otherwise and whether due or to become due) that would be required by GAAP to be reflected in the consolidated balance sheet of the Company.

Section 3.14. *Anti-Takeover Provisions*. No Takeover Statute or similar statute or regulation of any other jurisdiction in which the Company or any of its Subsidiaries does business applies or purports to apply to the Company with respect to this Agreement, the Merger or any of the transactions contemplated by this Agreement.

Section 3.15. *Property.*

(a)   *Real Property*. With respect to each parcel of owned real property listed, with corresponding address, in Section 3.15(a) of the Company Disclosure Schedule (the "Owned Real Property"):

(i)   either the Company or one of its Subsidiaries holds good, clear and marketable title to such parcel of real property, free and clear of all liens, security interests, easements and other restrictions as of the Closing Date, other than Permitted Liens;

(ii)   there are no leases, subleases, licenses, concessions or other agreements to which any of the Company or its Subsidiaries is a party granting to any party or parties the right of use or occupancy of any portion of such parcel of real property;

(iii)   there are no outstanding options or rights of first refusal to purchase such parcel of real property, any portion thereof or interest therein; and

(iv)   neither the Company nor any of its Subsidiaries have received any notice of, nor does the Company or any of its Subsidiaries have any Knowledge of, any pending or proposed taking with respect to the Owned Real Property.

(b)   *Personal Property*. The Company and its Subsidiaries have good, valid and marketable title to all tangible personal property owned by such party on the date hereof, free and clear of all Liens other than Permitted Liens, except where the failure to have such title would not reasonably be expected to result in, either individually or in the aggregate, a Company Material Adverse Effect. With respect to personal property used in the business of the Company and its Subsidiaries which is leased rather than owned, neither the Company nor any Subsidiary is in default under the terms of any such lease the loss of which would reasonably be expected to result in, either individually or in the aggregate, a Company Material Adverse Effect.

(c)   *Leased Property*. Except as set forth on Section 3.15(c) of the Company Disclosure

Schedule, neither the Company nor its Subsidiaries lease any real property. The real property demised by the leases listed in Section 3.15(c) of the Company Disclosure Schedule (each such lease, a "Company Lease") is referred to herein as the "Leased Real Property". With respect to the Leased Real Property:

(i)   the Company has made available to Parent in the Dataroom complete and accurate copies of each Company Lease and none of the Company Leases has been modified in any material respect, except to the extent that such modifications are disclosed by the copies made available to Parent;

(ii)   either the Company or one of its Subsidiaries holds good, clear and marketable leasehold title to such parcel of real property, free and clear of all Liens as of the Closing Date, other than Permitted Liens;

(iii)   each of the Company Leases represents the legal, valid, and binding obligation of the Company or its Subsidiary that is party to such Company Lease, enforceable in accordance with its terms; there is no default or basis for acceleration, repossession or termination under any such Company Lease, nor has any event occurred which (with the giving of notice or the passage of time, or both) would constitute a default or result in or permit the repossession, acceleration of any obligation under, or termination of any of the Company Leases, in each case as a result of any action or inaction by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party to any Company Lease; nor, to the Knowledge of the Company or any of its Subsidiaries, is there any default under any ground lease, prime lease, mortgage or deed of trust of any lessor or any prime lessor, or with respect to any real property, which would ultimately result in a repossession under or termination of any of the Company Leases or impair any right of the Company or its Subsidiaries under any Company Lease;

(iv)   the Company or its Subsidiaries have not assigned, sublet, or otherwise transferred, in whole or in part, any of their interests in any of the Leased Real Property; the Company and its Subsidiaries have the exclusive right to possession of the Leased Real Property, and the Company or its Subsidiaries have peaceful and undisturbed possession of such premises; and

(v)   neither the Company nor any of its Subsidiaries have received any notice of, nor does the Company or any of its Subsidiaries have any Knowledge of, any pending or proposed taking with respect to the Leased Real Property.

Section 3.16. *Insurance*. The Company and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as are prudent in accordance with customary industry practice in the industries in which the Company and its Subsidiaries operate (taking into account the cost and availability of such insurance) except as would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect. The Company and each of its Subsidiaries are in compliance with their insurance policies and neither is in default under any of the terms thereof, except for any such non-compliance or default that would not reasonably be expected to result in a Company Material Adverse Effect. Each such policy is outstanding and in full force and effect (other than due to the ordinary expiration of the term thereof). All premiums and other payments due under any such policy have been paid.

Section 3.17. *Environmental Liability*. Except in each case as would not have a Company Material Adverse Effect:

       (a)   The operations of the Company and its Subsidiaries are and have been since January 1, 2008 in material compliance with all applicable Environmental Laws, which compliance includes obtaining, maintaining and complying with any Permits required under all applicable Environmental Laws necessary to operate their respective businesses ("Environmental Permits");

       (b)   The Company and its Subsidiaries are not subject to any pending, or to the Knowledge of the Company, threatened claim, notice, request for information, or other proceeding alleging that the Company or its Subsidiaries may be in material violation of any Environmental Law or any Environmental Permit or may have any material Liability under any Environmental Law;

       (c)   There are no pending or, to the Knowledge of the Company, threatened investigations of the businesses of the Company or its Subsidiaries or any currently, to the Knowledge of the Company, previously owned or leased property of the Company or its Subsidiaries under Environmental Laws, which investigations would reasonably be expected to result in the Company or its Subsidiaries incurring any material Liability pursuant to any Environmental Law;

       (d)   No Release of Hazardous Substances has occurred at, under, or from any real property now or currently owned, leased or operated by the Company or any of its Subsidiaries, which such Release reasonably could be expected to give rise to a material Liability for the Company or any of its Subsidiaries pursuant to Environmental Laws;

       (e)   To the Knowledge of the Company, no Hazardous Substances generated by the businesses of the Company or its Subsidiaries have been disposed of or otherwise managed at any facility that has been placed on the National Priorities List or on any other similar list of hazardous or toxic waste sites published by any Governmental Entity;

       (f)   Neither the Company nor any Subsidiary is a party to or bound by any court order, administrative order, consent order or other agreement between it and any Governmental Entity entered into in connection with any legal obligation or Liability arising under any Environmental Law; and

       (g)   The Company has made available to Parent in the Dataroom complete and accurate copies of all environmental assessments, reports, audits and other documents in its possession or under its control that relate to (i) the environmental condition of any real property currently or formerly owned, leased or operated by the Company or any of its Subsidiaries or (ii) the Company's or its Subsidiaries' compliance with Environmental Laws.

Section 3.18. *Intellectual Property*.

       (a)   The Company and its Subsidiaries own, or have rights to use, all inventions, know-how, patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, domain names, trade secrets and other similar rights that are used in the conduct of their respective businesses as currently operated, which the failure to so have would have or reasonably be expected to result in a Company Material Adverse Effect (collectively, the "Intellectual Property Rights"). The Intellectual Property Rights have not expired or terminated, nor are they expected to expire or terminate, within three (3) years from the date of this Agreement. Section 3.18(a) of the Company Disclosure Schedule sets forth a true, correct and complete list of all: (i) registered patents and patent applications presently owned by the Company or its Subsidiaries, (ii) trademarks and registrations and applications therefor presently owned by the Company or its Subsidiaries, (iii) copyright registrations presently owned by the Company or its Subsidiaries, and (iii) material trade secrets that are used or incorporated in the business of the Company or its Subsidiaries; in the case of the patents, trademarks, and copyrights, and applications therefor, such list including a list of all countries in which such registrations and applications are in place, registration and application dates and, in the case of the trademarks, the class of goods for the registrations and applications.

(b)   Section 3.18(b) of the Company Disclosure Schedule sets forth a true, correct and complete list of all material licenses, agreements, authorizations and/or permissions pursuant to which the Company or its Subsidiaries uses any one or more items of intellectual property of a third Person or pursuant to which the Company or its Subsidiaries has granted any intellectual property rights to a third Person (each, a "License Agreement"), other than off-the-shelf software licenses that are commercially available to the public. Complete unredacted and accurate copies of the License Agreements have been made available by the Company to Parent in the Dataroom. Except as provided in the License Agreements, the Company and its Subsidiaries are not subject to any contractual obligation that restricts the use, transfer, delivery or licensing of the Intellectual Property Rights. Except as provided in the License Agreements, the Company has not granted, licensed or conveyed to any third Person, pursuant to any contractual obligation or other arrangement, any license, sub-license, or other right, title or interest in, to or under any intellectual property rights. Except as disclosed in the License Agreements: (i) there are no outstanding obligations to pay any material amounts or provide other material consideration to any other person in connection with any Intellectual Property Rights, and (ii) the Company and its Subsidiaries are not currently party to any contractual obligation to indemnify any other Person against any charge of infringement of any intellectual property right other than as provided in the Company's contracts with the Company's customers. All License Agreements are valid, enforceable and in full force and effect, and no party thereto is in breach thereof.

(c)   Neither the Company nor its Subsidiaries has received written notice asserting that any Intellectual Property Right used by the Company or its Subsidiaries, or that the business conducted by the Company or its Subsidiaries, violates or infringes the rights of any third Person, and the Company and its Subsidiaries are not aware of any reasonable basis for any such assertion. There is no claim, action or proceeding being made or brought against, or to the Knowledge of the Company, being threatened against, the Company or any of its Subsidiaries asserting that any of the Intellectual Property Rights, or products or services offered by the Company or its Subsidiaries, infringes, misappropriates or otherwise violates any intellectual property rights of a third Person, nor to the Knowledge of the Company is there any reasonable basis for any such assertion. The manufacture, use, sale, offer for sale and importation of the products and services currently marketed by the Company or its Subsidiaries, or the products and services currently contemplated for development or commercialization by the Company or its Subsidiaries, does not infringe, misappropriate or otherwise violate any patent, trademark, copyright or trade secret of a third Person.

(d)   To the Knowledge of the Company, there is no infringement by another Person of any of the Intellectual Property Rights and none of the Intellectual Property Rights are unenforceable. None of the Intellectual Property Rights are jointly owned with any third Person. No employee or former employee of, or consultant to, the Company or any of its Subsidiaries is asserting any rights to any of the Intellectual Property Rights, and the Company and its Subsidiaries are not aware of any basis for any such assertion. No third Person has challenged, is challenging or is threatening to challenge the right, title or interest of the Company or its Subsidiaries in, to or under Intellectual Property Rights, or the validity, enforceability, claim construction (with respect to patents), or the scope of claims (with respect to applications for patents, other than as initiated by a Governmental Entity in the normal course of patent prosecution), of any patents or patent applications of the Intellectual Property Rights, or the validity, scope, priority or rights of use of the Company or its Subsidiaries in any trademarks or trademark registrations or applications.

(e)   All of the Intellectual Property Rights are valid, enforceable, and free and clear of any Liens and other rights of a third Person (other than Permitted Liens and rights of third Persons set forth in the License Agreements). No action has been taken, or has failed to be taken, that reasonably would be expected to result in the abandonment, cancellation, forfeiture, relinquishment, invalidation or unenforceability of any of the Intellectual Property Rights (including failure to pay required fees associated with registrations or maintenance of the Intellectual Property Rights; failure to disclose any known material prior art in connection with the prosecution of patent applications; or failure to make timely post-registration filing of affidavits of use and incontestability and renewal applications in the case of registered trademarks); and no material trade secret of Company or its Subsidiaries has been disclosed or authorized to be disclosed to any third Person not subject to confidentiality obligations to the Company or its Subsidiaries.

(f)   The Company and its Subsidiaries have taken all commercially reasonable measures to protect the secrecy, confidentiality and value of all of the Intellectual Property Rights and proprietary data and information of the Company and its Subsidiaries. The Company and its Subsidiaries have taken all legally required steps to ensure that they own all intellectual property rights arising from the activities of their employees, consultants, and contractors, and to maintain and protect trade secret and confidential information. All such agreements are valid, enforceable and in full force and effect, and neither the Company, nor any of its Subsidiaries nor, to the Knowledge of the Company, any other party thereto, is in breach thereof. No current or former officer, manager, director or employee of Company or any of its Subsidiaries, and no stockholder, consultant or independent contractor of Company or any of its Subsidiaries, has any right, title or interest in, to or under any Intellectual Property Rights that has not been fully assigned to the Company.

(g)   Except as set forth on Schedule 3.18(g) of the Company Disclosure Schedule: (i) the Company and its Subsidiaries do not own any domain names (including those registered in the name of a third Person that are held for the exclusive benefit of the Company or its Subsidiaries) used in or necessary for the conduct of their businesses, and (ii) the Company and its Subsidiaries do not own any software that is used in or necessary for the conduct of their businesses, other than software generally available to the public.

Section 3.19. *Labor Matters*.

(a)   None of the Company's or its Subsidiaries' employees are covered by a collective bargaining agreement or other labor union contract, or represented by a labor union, and, to the Knowledge of the Company, there is no union or other organization seeking or claiming to represent, or otherwise organize, any such employees.

(b)   There is, and for the past 5 years there has been, no labor dispute, strike, work stoppage, work slowdown, picketing, or lockout, or, to the Knowledge of the Company, threat thereof, by or with respect to any of the Company's or its Subsidiaries' employees.

(c)   The Company and its Subsidiaries have not engaged in any unfair labor practice, and to the Knowledge of the Company, there is no pending or threatened labor board proceeding of any kind, including any such proceeding against the Company or its Subsidiaries.

(d)   No grievance or arbitration demand or proceeding has been filed, or to the Knowledge of the Company, is threatened against the Company or its Subsidiaries.

(e)   No citation has been issued by the Occupational Safety and Health Administration or any other Governmental Entity against the Company or its Subsidiaries and no notice of contest, claim, complaint, charge, investigation, audit or other administrative enforcement proceeding involving the Company or its Subsidiaries has been filed or is pending or, to the Knowledge of the Company, threatened against the Company or its Subsidiaries under the Occupational Safety and Health Act or any other applicable Law relating to employment and employment practices, or terms and conditions of employment.

(f)   Neither the Company nor any of its Subsidiaries has taken any action that would constitute a "mass layoff," "mass termination" or "plant closing" within the meaning of the United States Worker Adjustment and Retraining Notification Act or otherwise trigger notice requirements or liability under any federal, local, state or foreign plant closing notice or collective dismissal Law. No arbitration, court decision, order, judgment, or decree of any Governmental Entity to which the Company or any of its Subsidiaries is a party or is subject in any way limits or restricts the Company or any of its Subsidiaries from relocating or closing any of the operations of the Company or any of its Subsidiaries.

(g)   To the Knowledge of the Company, the Company and its Subsidiaries are, and for the past 3 years have been, in material compliance with all applicable laws, regulations and orders governing or concerning labor relations, union and collective bargaining, conditions of employment, employment discrimination and harassment, wages, hours or occupational safety and health, including, without limitation, ERISA, the Immigration Reform and Control Act of 1986, the National Labor Relations Act, the Civil Rights Acts of 1866 and 1964, the Equal Pay Act, the Age Discrimination in Employment Act, the Americans with Disabilities Act, the Family and Medical Leave Act, the Worker Adjustment and Retraining Notification Act, OSHA, the Davis-Bacon Act, the Walsh-Healy Act, the Service Contract Act, Executive Order 11246, and the Rehabilitation Act of 1973 and all regulations under such acts.

Section 3.20. *Certain Business Practices*. Neither the Company nor any of its Subsidiaries or Affiliates, nor any of their respective current or former directors, officers, managers, employees, independent contractors, representatives or agents, have, directly or indirectly, (a) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity; (b) made, offered or authorized any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns, whether directly or indirectly; (c) taken any action which would cause the Company to be in violation of the Foreign Corrupt Practices Act of 1977, as amended, or any rules or regulations thereunder (the "FCPA"), the United Kingdom's Bribery Act 2010 ("UK Bribery Act"), or any other applicable anticorruption law; or (d) made, offered or authorized any bribe, rebate, payoff, influence payment, kickback or other similar unlawful payments, whether directly or indirectly. Each of the Company and its Subsidiaries and Affiliates has established sufficient internal controls and procedures to ensure compliance with the FCPA and the UK Bribery Act, and other applicable anticorruption laws.

Section 3.21. *Customers.* Section 3.21 of the Company Disclosure Schedule sets forth a complete and accurate list of the ten (10) largest customers of the Company and its Subsidiaries (measured by aggregate billings, and including, without limitation, Dell and HP) during the fiscal year 2009 and the ten month period ending on October 31, 2010. None of such customers has cancelled, terminated or, to the Knowledge of the Company, otherwise materially altered its relationship with the Company and its Subsidiaries (including any planned reduction in the rate or amount of purchases) or threatened to do any of the foregoing or notified the Company or any of its Subsidiaries of any intention to do any of the foregoing. For the purposes of this Section 3.21, if product is sold to an integrator, the customer of such integrator shall also be included as a customer of the Company and its Subsidiaries.

Section 3.22. *Information Supplied.* None of the information supplied or to be supplied by or on behalf of the Company or any of its Subsidiaries for inclusion in the Proxy Statement will, on the date it is first mailed to the Stockholders and at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 3.23. *Claims Against Officers and Directors.* To the Knowledge of the Company, there are no pending or threatened claims against any director, officer, employee or agent of the Company or any of its Subsidiaries or any other Person which could give rise to any claim for indemnification against the Company or any of its Subsidiaries.

Section 3.24. *Related Party Transactions.* Except as set forth on Section 3.24 of the Company Disclosure Schedule, no officer or director (or equivalent) of the Company or any of its Subsidiaries (or, to the Company's Knowledge, any Affiliate of such officer or director (or equivalent): (a) has any material interest in any material asset owned or leased by the Company any of its Subsidiaries or used in connection with their businesses or (b) has engaged in any material transaction, arrangement or understanding with the Company or any of its Subsidiaries since the Audited Balance Sheet Date (other than payments made to, and other compensation provided to, officers and directors (or equivalent) in the Ordinary Course of Business).

Section 3.25. *Shareholder Voting Requirement.* The only shareholder vote necessary to consummate the Merger under the MBCA and the Company's articles of incorporation is the Company Required Vote.

Section 3.26. *No Other Representations or Warranties.* Except for the representations and warranties expressly contained in this Article III (as modified by the Company Disclosure Schedule) and any other document delivered hereunder, neither the Company nor any other Person makes any other express or implied representation or warranty with respect to the Company or the Company's Subsidiaries or the transactions contemplated by this Agreement, and the Company disclaims any other representations or warranties, whether made by the Company or any of its Affiliates, officers, directors, employees, agents or representatives. Except for the representations and warranties expressly contained in this Article III (as modified by the Company Disclosure Schedule) and any other document delivered hereunder, the Company hereby disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement, or information made, communicated, or furnished (orally or in writing) to Parent, Merger Sub or any of their Affiliates or representatives (including any opinion, information, projection, or advice that may have been or may be provided to Parent by any director, officer, employee, agent, consultant, or representative of the Company or any of its Affiliates). No actual or imputed knowledge of Parent, Merger Sub or any of their respective officers, directors or other representatives shall qualify or limit the representations and warranties expressly contained in this <u>Article III</u> (as modified by the Company Disclosure Schedule) and Parent and Merger Sub shall be entitled to full reliance on such representations and warranties for all purposes of this Agreement without regard to any such knowledge.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub, jointly and severally, hereby represent and warrant as follows:

Section 4.01. *Organization*. Each of Parent and Merger Sub is duly organized, validly existing and in good standing under the laws of its jurisdiction of formation. Each of Parent and Merger Sub has the power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business currently conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not reasonably be expected to result in a Parent Material Adverse Effect. The copies of the formation documents of Parent and Merger Sub which have previously been made available to the Company are true, complete and correct copies of such documents as in effect as of the date of this Agreement. As used in this Agreement, a "<u>Parent Material Adverse Effect</u>" means a material adverse effect on the ability of Parent or Merger Sub to consummate the transactions contemplated by this Agreement in a timely manner or otherwise prevent or materially delay Parent or Merger Sub from performing any of its material obligations under this Agreement.

Section 4.02. *Authority Relative to this Agreement*. Each of Parent and Merger Sub has all requisite right and power and authority to enter into this Agreement and the documents and instruments to be executed and delivered by it pursuant hereto, and to perform its obligations hereunder and thereunder. The execution, delivery and performance by Parent or Merger Sub of this Agreement and the documents and instruments to be executed and delivered by them pursuant hereto have been duly authorized by all necessary corporate action. This Agreement and the documents and instruments to be executed and delivered pursuant hereto by Parent or Merger Sub are and will be the legal, valid and binding obligations of Parent and Merger Sub, respectively, enforceable against them in accordance with their terms, except as enforcement may be limited by the Bankruptcy and Equity Exceptions.

Section 4.03. *Consents and Approvals; No Violations.*

(a)   Except for applicable requirements of the HSR Act, and the filing of the articles of merger with respect to the Merger with the Minnesota Secretary of State and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, no filing or registration with, and no permit, authorization, consent or approval of, any

Governmental Entity or third Person is necessary for (i) the execution and delivery by Parent or Merger Sub of this Agreement and the adoption of this Agreement by Parent, in its capacity as sole stockholder of Merger Sub or (ii) the consummation by Parent or Merger Sub of the Merger and the other transactions contemplated by this Agreement.

(b)   Neither the execution and delivery of this Agreement or the documents and instruments to be executed and delivered pursuant hereto by Parent or Merger Sub nor the consummation by Parent or Merger Sub of the transactions contemplated hereby or thereby, nor compliance by Parent or Merger Sub with any of the provisions hereof or thereof, will (i) conflict with or result in any breach of any provision of the respective organizational documents of Parent or Merger Sub, (ii) assuming the filings, consents and approvals referred to in Section 4.03(a) are duly obtained or made (A) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default or give rise to any right of termination, cancellation or acceleration of or loss of a material benefit under, or result in the creation of any Lien in or upon any of the properties or assets of Parent or Merger Sub under, or require any consent, approval or notice under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, contract, agreement, lease or other instrument or obligation to which either Parent or Merger Sub is a party or (B) violate any Law applicable to Parent or Merger Sub or any of their properties or assets.

Section 4.04. *Litigation.*

(a)   There is no legal action, suit, arbitration, or other legal or administrative proceeding or investigation before any Governmental Entity pending or, to the Knowledge of Parent, threatened that questions the validity of this Agreement or any other documents or instruments to be executed and delivered by Parent or Merger Sub pursuant hereto, or the right of Parent and Merger Sub to enter into this Agreement or any such other documents or instruments, or to consummate the transactions contemplated hereby or thereby. As used herein, "to the Knowledge of Parent" shall mean the actual knowledge of the officers of Parent or Merger Sub.

(b)   There is no injunction, order, judgment, decree or regulatory restriction of any Governmental Entity specifically imposed upon Parent, Merger Sub or any of their respective Subsidiaries or the assets of Parent, Merger Sub or any of their respective Subsidiaries which has resulted in or would reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.05. *Brokers, Finders and Investment Bankers*. Neither Parent nor Merger Sub has employed any broker or finder or incurred any liability for any broker's fees, commissions or finder's fees in connection with any of the transactions contemplated by this Agreement.

Section 4.06. *Parent Information*. The information relating to Parent and its Subsidiaries (including Merger Sub) to be provided in writing by Parent to be contained in the Proxy Statement, or in any other document filed with any other Governmental Entity in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading.

Section 4.07. *No Business Activities by Merger Sub*. All of the outstanding capital stock of Merger Sub is owned by Parent. Other than this Agreement and any other agreement entered into in connection with the transactions contemplated hereby, Merger Sub is not a party to any contract and has not conducted any activities other than in connection with the organization of Merger Sub, the negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby. Merger Sub has no Subsidiaries.

Section 4.08. _Funds_. As of the date of this Agreement, Parent has existing financing or financing commitments in amounts sufficient to enable Parent to pay in full the Funding Amount, which financing or commitments are or will be available to Parent as of the Effective Date to draw upon subject only to commercially reasonably material adverse change provisions. Immediately prior to the Effective Time, Parent will have sufficient immediately available funds to enable Parent to pay in full the Funding Amount and all fees and expenses payable by Parent in connection with this Agreement and the transactions contemplated hereby. Parent affirms that it is not a condition to Closing or any of its other obligations under this Agreement that Parent and/or Merger Sub obtain financing for or in connection with any of the transactions contemplated by this Agreement.

Section 4.09. _Ownership of Company Common Stock; No Other Agreements_. Neither Parent, Merger Sub nor any of their respective Subsidiaries or any of their respective Affiliates or associates (a) beneficially owns, directly or indirectly, or (b) is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in case of either clause (a) or (b), any Company Common Stock, in each case, except in accordance with this Agreement, including the Merger and the Voting Agreement. Neither Parent, Merger Sub nor any of their respective Subsidiaries or any of their respective Affiliates or associates has entered into any contract or agreement with any officer or director of the Company in connection with the transactions contemplated by this Agreement, except for the Voting Agreement.

Section 4.10. _No Vote Required_. No approval of the stockholders of Parent is required to approve this Agreement, the Merger or the other transactions contemplated hereby, other than those obtained prior to the date hereof.

Section 4.11. _Solvency_. As of the Effective Time and immediately after giving effect to all of the transactions contemplated by this Agreement, including the Merger and all payments contemplated by this Agreement in connection with the Merger and payment of all related fees and expenses of Parent, Merger Sub, the Company and their respective Subsidiaries in connection therewith, and assuming (i) the accuracy as of the Effective Time in all material respects of the representations and warranties of the Company set forth in Article III (ignoring all Company Material Adverse Effect qualifiers or other materiality or similar qualifiers) and (ii) any projections made available to Parent by the Company have been prepared in good faith based upon reasonable assumptions: (a) the amount of the "fair saleable value" of the assets of the Surviving Corporation and its Subsidiaries on a consolidated basis will exceed (i) the value of all liabilities of the Surviving Corporation and its Subsidiaries on a consolidated basis, and (ii) the amount that will be required to pay the liabilities of the Surviving Corporation and its Subsidiaries on their existing debts as such debts become absolute and matured, (b) the Surviving Corporation and its Subsidiaries on a consolidated basis will not have an unreasonably small amount of capital for the operation of the businesses in which they are engaged or proposed to be engaged, and (c) the Surviving Corporation and its Subsidiaries on a consolidated basis will be able to pay their liabilities, as they mature includes liabilities under this Agreement and all other related documents thereto. For purposes of the foregoing, "not have an unreasonably small amount of capital for the operation of the businesses in which they are engaged or proposed to be engaged" and "able to pay their liabilities, as they mature" means that such Person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.

Section 4.12. *Acknowledgement of Parent*. Parent acknowledges and agrees that it has conducted its own independent review and analysis of the business, assets, condition and operations of the Company and its Subsidiaries. In entering into this Agreement, Parent has relied solely upon its own investigation and analysis and the representations and warranties, covenants and agreements of the Company contained in this Agreement and Parent (a) acknowledges that, other than as set forth in this Agreement, none of the Company nor any of its directors, officers, employees, Affiliates, agents or representatives makes or has made any representation or warranty, either express or implied, as to the accuracy or completeness of any of the information provided or made available to Parent or its agents or representatives prior to the execution of this Agreement (including, without limitation, any projected financial statements, cash flow projections and other forward-looking data of the Company and its Subsidiaries and certain business plan information of the Company and its Subsidiaries) and (b) agrees, to the fullest extent permitted by Law, that none of the Company nor any of its directors, officers, employees, Affiliates, agents or representatives shall have any liability or responsibility whatsoever to Parent on any basis (including in contract, tort or otherwise) based upon any information provided or made available, or statements made, to Parent prior to the execution of this Agreement.

ARTICLE V.

COVENANTS SECTION

Section 5.01. *Access to Information.*

(a) Prior to the Closing Date, upon reasonable notice to the Company (and, with respect to sensitive information of the Company or any of its Subsidiaries, with respect to each entity's respective operations or business opportunities directly competitive with Parent or any of Parent's Subsidiaries, upon the consent of the Company, not to be unreasonably withheld), Parent shall be entitled, through its officers, employees and representatives (including its legal advisors and accountants), to make such investigation of the properties, businesses and operations of the Company and its Subsidiaries and such examination of the books and records of the Company and its Subsidiaries as it reasonably requests and, at Parent's cost and expense, to make extracts and copies of such books and records. Any such investigation and examination shall be conducted during regular business hours and under reasonable circumstances and shall be subject to restrictions under applicable Law. The Company shall cause the officers, employees, consultants, agents, accountants, attorneys and other representatives of the Company and its Subsidiaries to cooperate with Parent and Parent's representatives in connection with such investigation and examination, and Parent and its representatives shall cooperate with the Company and its Subsidiaries and their respective representatives and shall use their reasonable efforts to minimize any disruption to the businesses of the Company and its Subsidiaries. Notwithstanding the foregoing, neither the Company nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would (i) violate or prejudice the rights of its customers, (ii) waive the attorney-client privilege of the institution in possession or control of such information, (iii) contravene any Law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement in the Ordinary Course of Business or (iv) be adverse to the interests of the Company or any of its Subsidiaries in any pending or threatened litigation between the parties hereto over the terms of this Agreement.

(b) All information and materials furnished pursuant to this Agreement shall be subject to the provisions of the Confidentiality Agreement, dated July 28, 2010, between Parent and the Company (the "Confidentiality Agreement"). The Company makes no representation or warranty as to the accuracy of any information provided pursuant to Section 5.01(a), and neither Parent nor Merger Sub may rely on the accuracy of any such information, in each case other than as expressly set forth in the Company's representations and warranties contained in Article III.

Section 5.02. *Conduct of Business*. Except as set forth in Section 5.02 of the Company Disclosure Schedule or as permitted under Section 5.03 of the Company Disclosure Schedule, from the date hereof until the Closing, the Company and its Subsidiaries shall conduct their respective businesses in accordance with past practice and in the Ordinary Course of Business, maintain the current business organization and goodwill, use all commercially reasonable efforts to continue to retain the services of the Company and its Subsidiaries' present officers, employees, consultants, and independent contractors and preserve the Company and its Subsidiaries' goodwill and relationship with vendors, suppliers, dealers, distributors, customers and others having business dealings with the Company and its Subsidiaries, and the Company and its Subsidiaries shall not enter into any transaction or perform any act which would constitute a breach of its representations, warranties, covenants and agreements contained herein. The Company shall notify Parent promptly, but in all cases within five (5) Business Days after the Company gains Knowledge, of (a) any event or circumstance which is reasonably likely to have a Company Material Adverse Effect; (b) any material change in the normal course of business or in the operation of the assets of the Company or any of its Subsidiaries, (c) the resignation or written notice of resignation or termination of any officer of the Company or any of its Subsidiaries, or (d) any material governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated) or any adjudicatory proceedings, directed at or involving the Company or any of its Subsidiaries or their respective employees or independent contractors in their capacities as such.

Section 5.03. *Certain Changes or Events*. From the date hereof until the Closing, except with the prior written consent of Parent or except as set forth on Section 5.03 of the Company Disclosure Schedule, the Company shall not, and shall cause its Subsidiaries to:

      (a)   take any action to amend its articles of incorporation or bylaws or other governing instruments;

      (b)   issue, sell or otherwise dispose of any of its authorized but unissued capital stock other than in connection with the exercise of a Company Stock Option, or issue any option to acquire its capital stock, or any securities convertible into or exchangeable for its capital stock or split, combine or reclassify any shares of its capital stock, or create any phantom stock, stock appreciation rights plan or similar plan;

      (c)   declare or pay any dividend or make any other distribution in cash or property on any capital stock;

      (d)   merge or consolidate with or into any Person;

      (e)   sell or otherwise dispose of or encumber any of its properties or assets other than sales or dispositions of inventory in the Ordinary Course of Business or in connection with normal repairs, renewals and replacements;

      (f)   create any subsidiary, acquire any capital stock or other equity securities of any third party or acquire any equity or ownership interest in any business or entity;

      (g)   (i) create, incur or assume any Indebtedness for borrowed money or secured by real or personal property, except for trade payables incurred in the Ordinary Course of Business or borrowings made in the Ordinary Course of Business under the Company LOC, (ii) grant or incur any Liens on any real or personal property that did not exist on the date hereof except in the Ordinary Course of Business, (iii) incur any liability or obligation (absolute, accrued or contingent) not covered by clause (i) except in the Ordinary Course of Business, (iv) write-off any guaranteed checks, notes or accounts receivable except in the Ordinary Course of Business, (v) write-down the value of any asset or investment on its books or records, except for depreciation and amortization in the Ordinary Course of Business, (vi) make any commitments for any capital expenditures in excess of $250,000 in the aggregate, or (vii) enter into any contract or agreement, except those that are (x) entered into in the Ordinary Course of Business and involve an expenditure of less than $250,000 for any such contract or agreement (exclusive of any indemnification obligations under such contract or agreement for which no claims have been asserted as of the date thereof), or (y) cancelable without premium or penalty on not more than thirty (30) days' notice;

(h)   (i) increase in any manner the compensation of (including bonuses), or fringe benefits of, or enter into any new, or (except in accordance with Section 2.01(c)(iii)) modify any existing, change-in-control, equity, retention, bonus, severance or incentive agreement or arrangement with, any of its current or former officers, directors, management-level employees or independent contractors, or (ii) hire or fire any (x) officers or (y) employees to which annual compensation and benefits that would be provided would exceed $100,000 in the aggregate;

(i)   enter into any contract, arrangement, commitment or understanding with or to a labor union or guild (including any collective bargaining agreement);

(j)   establish, adopt, enter into, amend, or terminate any Company Benefit Plan or any plan, arrangement, program, policy, trust, fund or other arrangement that would constitute a Company Benefit Plan if it were in existence as of the date of this Agreement, except as required by Law or increase the benefits provided under any Company Benefit Plan (including, without limitation, granting any equity-based compensation), or promise or commit to undertake any of the foregoing in the future;

(k)   fail to perform its material obligations under, or default or suffer to exist any event or condition which with notice or lapse of time or both would constitute a material default under, any Company Contract, Company Lease or License Agreement (except those being contested in good faith) or enter into, assume or amend any contract or commitment that is or would be a Company Contract, Company Lease or License Agreement if existing on the date hereof, except in the Ordinary Course of Business or as permitted under Section 5.03 of the Company Disclosure Schedule;

(l)   fail to maintain in full force and effect policies of insurance comparable in amount and scope to those it currently maintains;

(m)   make any material Tax election, change any Tax election, settle or compromise any Tax claim or assessment, change an annual Tax accounting period, adopt or change any Tax accounting method, file any amended Tax Return, waive or extend the limitation period applicable to any Tax Liability or assessment (other than pursuant to extensions or time to file Tax returns obtained in the Ordinary Course of Business), request or enter into any Tax ruling with any Governmental Entity, enter into any closing agreement or surrender any right to claim a refund of a amount of Taxes;

(n)   enter into any agreement, arrangement, commitment or understanding regarding the settlement of any Action listed on Section 3.08 of the Company Disclosure Schedule which requires any payment, expense, or obligation of the Company after the Effective Date; or

(o)   enter into any contract, agreement or commitment with respect to, or propose or authorize, any of the actions described in the foregoing clauses (a) through (n).

Section 5.04. *No Control of Company's Business.* Nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company's or any of its Subsidiaries' operations prior to the Effective Time. Prior to the Effective Time, the Company and its Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over their respective businesses, assets and operations.

Section 5.05. *Filings.*

(a)   Subject to the other provisions of this Agreement, the parties hereto shall cooperate with each other and use commercially reasonable efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all material permits, consents, approvals and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger) and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such third parties and Governmental Entities.

(b)   Parent and the Company shall, upon request, furnish each other with all information concerning themselves and their Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with a statement, filing, notice or application made by or on behalf of Parent, its Subsidiaries or the Company to any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement.

(c)   Nothing in this Section 5.05 shall be deemed to prevent the Company or the Company Board from taking any action they are permitted or required to take under, and in compliance with, Section 5.10 or are required to take under applicable Law.

Section 5.06. *Stockholder Approval.* The Company shall take all necessary action in accordance with the MBCA and the articles of incorporation and bylaws of the Company to duly call, give notice of, convene and hold a special meeting of the Stockholders (the "Company Stockholder Meeting"), as promptly as reasonably practicable after the date hereof, for the purpose of voting upon the approval and adoption of this Agreement. The Company's obligations to call and hold the Company Stockholder Meeting and to submit the approval of this Agreement and the Merger to a vote of the Stockholders at the Company Stockholder Meeting will not be affected by the announcement or making by any party of, or the Company's receipt of, an Acquisition Proposal, or by any Company Recommendation Change. The Company will provide Parent with a draft of the Proxy Statement at least five (5) days prior to the mailing thereof and will provide Parent a reasonable opportunity to comment thereon. The Company shall, as soon as reasonably practicable, and in any event within five (5) days after the date of this Agreement, mail the Proxy Statement to the Stockholders. Subject to Section 5.10, the Company Board shall recommend to the

Stockholders that they approve and adopt this Agreement and the Merger (the "Company Recommendation") and shall include the Company Recommendation in the Proxy Statement. Subject to Section 5.10, the Company will use commercially reasonable efforts to solicit from the Stockholders proxies in favor of the approval and adoption of this Agreement and will take all other action reasonably necessary or advisable to secure the vote or consent of the Stockholders required by applicable Law to obtain such adoption.

Section 5.07. *Further Actions.*

(a) Subject to the terms and conditions of this Agreement, Parent and Merger Sub shall use commercially reasonable efforts (unless, with respect to any action, another standard of performance is expressly provided for herein) to satisfy the conditions to the Company's obligations to, and the Company shall use commercially reasonable efforts (unless, with respect to any action, another standard of performance is expressly provided for herein) to satisfy the conditions to Parent's and Merger Sub's obligations to, consummate and make effective the transactions contemplated hereby, including (i) the taking of all acts necessary to cause (A) in the case of Parent and Merger Sub, the conditions to the Closing set forth in Section 6.01 and Section 6.03 to be satisfied, or (B) in the case of the Company, the conditions to the Closing set forth in Section 6.01 and Section 6.02 to be satisfied (including, without limitation, making filings to qualify, and qualifying, to do business as a foreign corporation in each of the states listed in item 3 of Section 3.01(a) of the Company Disclosure Schedule), (ii) the taking, or causing to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements which may be imposed on such party or its Subsidiaries with respect to the Merger and, subject to the conditions set forth in Article VI hereof, to consummate the transactions contemplated by this Agreement and (iii) the taking, or causing to be taken, all actions necessary, proper or advisable to obtain (and to cooperate with the other party to obtain) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third Person which is required to be obtained by such party or any of their respective Subsidiaries in connection with the Merger and the other transactions contemplated by this Agreement (including, without limitation, in the case of the Company, obtaining the consents and approvals from the third Persons listed on Section 3.04 of the Company Disclosure Schedule). Without limiting the generality of the foregoing, each party shall, within five (5) Business Days after the execution of this Agreement, file all necessary documentation required to obtain all requisite approvals or termination of applicable waiting periods for the transactions contemplated hereby under the HSR Act. Parent and the Company will each bear its own fees, expenses and costs incurred in connection with any HSR Act filings or other such competition filings and submissions which may be required by such party for the consummation of the Merger pursuant to this Agreement; provided, however, that Parent will pay the HSR Filing Fee.

(b) Parent agrees to take any and all commercially reasonable steps necessary to avoid or eliminate each and every impediment under any antitrust or competition Law that may be asserted by any Governmental Entity so as to enable the parties hereto to consummate the Merger as soon as practicable, including committing to and/or effecting, by consent decree, hold separate orders, or otherwise, the sale or disposition of such of the shares of Company Common Stock, or its or the Company's or their respective Subsidiaries' assets, as are required to be divested or entering into such other arrangements as are required in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding, which would otherwise have the effect of preventing or delaying the consummation of the Merger; provided, however, that the foregoing shall not require Parent to agree or commit to or otherwise consent to any of the following: (i) the sale or other disposition by Parent of any of its direct or indirect interest in Omni Mount Systems, Inc. ("Omni Mount") or any of the Subsidiaries of Omni Mount, (ii) the sale or other disposition of any assets of Omni Mount or any Subsidiaries of Omni Mount or (iii) any other arrangement which would reduce the direct or indirect ownership of Parent in, or the direct control of Parent over the businesses or assets of, Omni Mount or any of the Subsidiaries of Omni Mount.

(c)   Nothing in this Section 5.07 shall be deemed to prevent the Company or the Company Board from taking any action they are permitted or required to take under, and in compliance with, Section 5.10 or are required to take under applicable Law.

Section 5.08. *Employees; Employee Benefit Plans.*

(a)   Parent shall, or shall cause the Surviving Corporation and its Subsidiaries to, use commercially reasonable efforts to (i) give those employees who are, as of the Effective Time, employed by the Company and its Subsidiaries (the "Continuing Employees") full credit for purposes of eligibility and vesting under any employee benefit plans or arrangements maintained by Parent, the Surviving Corporation or any Subsidiary of Parent or the Surviving Corporation (collectively, the "Parent Plans") for such Continuing Employees' service with the Company or any of its Subsidiaries (or any predecessor entity) to the same extent recognized under the analogous Company Benefit Plan immediately prior to the Effective Time; (ii) waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Continuing Employees under any Parent Plan that is a welfare benefit plan that such employees may be eligible to participate in after the Effective Time, except to the extent the employee was subject to such limitations, conditions, exclusions and waiting period prior to the Effective Time; and (iii) provide credit under any such welfare plan for any co-payments and deductibles for the remainder of the coverage period during which any transfer of coverage occurs; provided, however, that no such service shall be recognized to the extent such recognition would result in the duplication of benefits.

(b)   From and after the Effective Time until December 31, 2011, Parent shall, or shall cause the Surviving Corporation and its Subsidiaries to, provide to each Continuing Employee compensation and benefit arrangements (excluding equity-based compensation) that are substantially similar in the aggregate to the compensation and benefit arrangements (excluding equity-based compensation) that were provided to such Continuing Employees immediately prior to the Effective Time; provided, however, that Parent shall cause the Surviving Corporation in any event to provide cash compensation for 2011 to the Company's key management as provided in the Company's 2011 budget for salaries, bonuses and commissions as set forth on Exhibit B to the Side Letter. Nothing herein shall be construed to require Parent to extend eligibility to participate to any Continuing Employee in any particular Parent Plan. Nothing herein or in Section 5.08(a) above shall be construed to require Parent or any of its Subsidiaries to extend to any Continuing Employee eligibility to participate in any Parent Plan existing prior to the Effective Time or in any other particular Parent Plan. Notwithstanding the foregoing, (i) from and after the Effective Time until December 31, 2012, Parent shall, or shall cause the Surviving Corporation and its Subsidiaries to, provide to each Continuing Employee vacation and holiday benefit arrangements that are no less favorable than the vacation and holiday benefit arrangements that were provided to such Continuing Employees immediately prior to the Effective Time and (ii) during each year after December 31, 2012, Parent shall, or shall cause the Surviving Corporation and its Subsidiaries to, provide to each Continuing Employee vacation and holiday benefit arrangements that are no less favorable than the vacation and holiday benefit arrangements provided to the U.S. employees of any U.S. based Subsidiary of the Company during such year.

(c)   The provisions of this Section 5.08 are for the sole benefit of the parties to this Agreement and nothing herein, expressed or implied, is intended or shall be construed to confer upon or give to any Person (including for the avoidance of doubt any Continuing Employees, present or former employees or directors, consultants or independent contractors of the Company or any of its Subsidiaries, Parent or any of its Subsidiaries, or on or after the Effective Time, the Surviving Corporation or any of its Subsidiaries), other than the parties hereto and their respective permitted successors and assigns, any legal or equitable or other rights or remedies (with respect to the matters provided for in this Section 5.08) under or by reason of any provision of this Agreement. Nothing contained in this Section 5.08 or elsewhere in the Agreement shall be construed to prevent, from and after the Effective Time, the termination of employment of any individual Continuing Employee or, subject to the provisions of Section 5.08(a), any change in the employee benefits available to any Continuing Employee or the amendment or termination of any particular plan in accordance with its terms. Nothing contained in this Section 5.08 or elsewhere in the Agreement shall be treated as an amendment of any Company Benefit Plan.

Section 5.09. *Indemnification; Directors' and Officers' Insurance.*

(a)   From and after the Effective Time, the Surviving Corporation shall: (i) indemnify and hold harmless each individual who served as a director and/or officer of the Company or any of its Subsidiaries prior to the Effective Time (collectively, the "DO Indemnified Parties") to the fullest extent authorized or permitted by Minnesota law, as now or hereafter in effect, in connection with any DO Claim and any judgments, fines (including excise taxes), penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of such judgments, fines, penalties or amounts paid in settlement) resulting therefrom; and (ii) promptly pay on behalf of or, within thirty (30) days after any request for advancement, advance to each of the DO Indemnified Parties, to the fullest extent authorized or permitted by Minnesota law, as now or hereafter in effect, any DO Expenses incurred in defending, serving as a witness with respect to or otherwise participating in any DO Claim in advance of the final disposition of such DO Claim, including payment on behalf of or advancement to the DO Indemnified Party of any DO Expenses incurred by such DO Indemnified Party in connection with enforcing any rights with respect to such indemnification and/or advancement, in each case without the requirement of any bond or other security, but in the case of advancement of DO Expenses upon receipt of an undertaking, to the extent required by applicable Law, from such DO Indemnified Party to repay such advanced DO Expenses if it is determined by a court of competent jurisdiction in a final order that such DO Indemnified Party was not entitled to indemnification hereunder with respect to such DO Expenses. The indemnification and advancement obligations of the Surviving Corporation pursuant to this Section 5.09(a) shall extend only to acts or omissions occurring at or before the Effective Time and any DO Claim relating thereto (including with respect to any acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby and any DO Claim relating thereto) and all rights to indemnification and advancement conferred hereunder shall continue as to an individual who has ceased to be a director or officer of the Company or its Subsidiaries prior to the Effective Time and shall inure to the benefit of such individual's heirs, executors and personal and legal representatives. In connection with any determination as to whether the DO Indemnified Parties are entitled to the benefits of this Section 5.09, the burden of proof shall be on Parent and the Surviving Corporation to establish that a DO Indemnified Party is not so entitled.

(b)   Without limiting any of the obligations under paragraph (a) of this <u>Section 5.09</u>, from and after the Effective Time, the Surviving Corporation shall keep in full force and effect, and comply with the terms and conditions of, any agreement in effect as of the date of this Agreement between or among the Company or any of its Subsidiaries and any DO Indemnified Party providing for the indemnification of such DO Indemnified Party.

(c)   Without limiting any of the obligations under paragraph (a) of this <u>Section 5.09</u>, Parent agrees that all rights to indemnification and all limitations of liability existing in favor of the DO Indemnified Parties as provided in the Company's articles of incorporation or bylaws or in the corresponding documents of any of the Company's Subsidiaries as in effect as of the date of this Agreement with respect to matters occurring on or prior to the Effective Time shall survive the Merger and shall continue in full force and effect thereafter, without any amendment thereto.

(d)   If Parent or the Surviving Corporation or any of its successors or assigns shall (i) consolidate with or merge into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or (ii) transfer all or substantially all of its properties and assets to any Person, then, in each such case, proper provisions shall be made so that the successors and assigns of Parent and the Surviving Corporation, as the case may be (including Parent's ultimate parent entity, if applicable), assume all of the obligations of Parent and the Surviving Corporation set forth in this <u>Section 5.09</u>.

(e)   Parent shall cause to be maintained in effect for not less than six (6) years from the Effective Time directors' and officers' liability insurance for the benefit of DO Indemnified Parties with respect to matters occurring prior to the Effective Time (including acts or omissions relating to the approval of this Agreement and consummation of the transactions contemplated hereby). Such insurance shall have at least the same coverage amounts and provide for terms and conditions which are in the aggregate not materially less advantageous to such directors and officers of the Company than the terms and conditions of the Company's existing directors' and officers' liability insurance policy ("<u>Existing Policy</u>") from reputable carriers having a rating comparable to the Company's current carrier; <u>provided</u>, <u>however</u>, that (i) Parent shall only be obligated to pay a premium for any such policy of up to two hundred percent (200%) of the last annual premium paid by the Company for its Existing Policy and (ii) if the premium would be in excess of such amount, Parent shall cause to be purchased the maximum amount of directors' and officers' liability insurance coverage reasonably available that may be purchased for such maximum premium amount.

(f)   The provisions of this <u>Section 5.09</u> shall survive the consummation of the Merger and (i) are intended to be for the benefit of, and shall be enforceable by, each DO Indemnified Party and his or her heirs and representatives and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have under this Agreement, by contract or otherwise. Following the Effective Time, the obligations of Parent or the Surviving Corporation under this <u>Section 5.09</u> shall not be terminated or modified in such a manner as to adversely affect the rights of any DO Indemnified Party under this <u>Section 5.09</u> without the consent of such affected DO Indemnified Party. Parent shall cause the Surviving Corporation to perform all of the obligations of the Surviving Corporation under this <u>Section 5.09</u>.

Section 5.10. *<u>No Solicitation.</u>*

(a)   The Company shall, and shall cause each of its Subsidiaries, and shall cause their respective officers, directors, representatives and agents (including any investment banker, attorney or accountant retained by it or any of its Subsidiaries) (collectively, "Company Representatives") to, (i) immediately cease any existing discussions or negotiations, if any, with any third Person that may be ongoing with respect to any actual or potential Acquisition Proposal and (ii) with respect to parties with whom discussions have been terminated, the Company shall use its reasonable best efforts to obtain the return or the destruction of, in accordance with the terms of the applicable confidentiality agreement, confidential information previously furnished by the Company, its Subsidiaries or Company Representatives. The Company and its Subsidiaries shall not, and shall not authorize or permit any Company Representative to, directly or indirectly, (i) solicit, initiate or knowingly encourage an Acquisition Proposal, (ii) furnish or disclose to any third Person non-public information with respect to an Acquisition Proposal, (iii) negotiate or engage in discussions with any third Person with respect to an Acquisition Proposal (other than to advise such Person of the Company's obligations under this Section 5.10) or (iv) enter into, or approve or recommend, any Alternative Acquisition Agreement, (v) take any action to make the provisions of any Takeover Statute inapplicable to any transactions contemplated by any Acquisition Proposal (other than to the extent the Company Board determines in good faith, after consultation with its financial and legal advisors, that failure to take any actions under clause (v) of this sentence would reasonably likely be inconsistent with the directors' fiduciary duty under applicable Law and is necessary to facilitate an Acquisition Proposal in compliance with this Section 5.10), or (vi) propose to do any of the foregoing; provided, however, that at any time prior to obtaining approval of the Merger by the Company Required Vote (but not thereafter), in response to a bona fide written Acquisition Proposal that was not solicited by the Company or any Company Representatives if (x) the Company Board determines in good faith, after consulting with its financial advisors and outside legal counsel, that such Acquisition Proposal constitutes, or could reasonably be expected to lead to, a Superior Proposal, and (y) the Company Board determines in good faith, after consultation with outside legal counsel, that failure to take such action would reasonably be likely to be inconsistent with the directors' fiduciary duty under applicable Law, then the Company may (A) furnish information with respect to the Company and its Subsidiaries to the Person making such Acquisition Proposal (and its officers, directors, employees, accountants, consultants, legal counsel, advisors, agents and other representatives), and (B) participate in discussions or negotiations with, and provide draft documents and agreements to, the Person making such Acquisition Proposal (and its officers, directors, employees, accountants, consultants, legal counsel, advisors, agents and other representatives) regarding such Acquisition Proposal, if (prior to furnishing such information to, or entering into such discussions or negotiations with, such Person) the Company (1) provides reasonable prior notice orally, and in writing to Parent to the effect that it is furnishing information to, or entering into discussions or negotiations with, such Person (but excluding the identity of such Person), (2) provides Parent with all information to be provided to such Person which Parent has not previously been provided at the same time as or as soon as reasonably practicable following the time such information is provided to such Person (which requirement may be satisfied by posting such information to an electronic data room to which Parent has access and providing prompt notice to Parent of such posting, which notice may consist of email or similar electronic message generated automatically by the host of such electronic data room), and (3) receives from such Person an executed Acceptable Confidentiality Agreement prior to furnishing any information to such Person (or any of its representatives). In addition, the Company shall not provide any commercially sensitive non-public information to any competitor of the Company or any of its Subsidiaries or Affiliates in connection with any actions contemplated by this Section 5.10, except in a manner reasonably designed to protect the Company and its Subsidiaries and Affiliates if no Alternative Acquisition Agreement is agreed to with such Person.

(b)   Except as set forth in this Section 5.10(b), neither the Company Board or any committee thereof shall (i) withdraw, qualify, withhold or modify, or propose to withdraw, qualify, withhold or modify, in a manner adverse to Parent, the Company Recommendation, (ii) fail to include the Company Recommendation in the Proxy Statement, (iii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal, (iv) enter into any Alternative Acquisition Agreement or (v) take any other action or make any recommendation or public statement in connection with a tender offer or exchange offer other than a recommendation against such offer or otherwise take any action inconsistent with the Company Recommendation. Notwithstanding the foregoing, if, at any time prior to obtaining approval of the Merger by the Company Required Vote, the Company Board determines in good faith after consultation with its outside legal counsel and financial advisors that the failure to do so would violate its fiduciary duties to the Stockholders under applicable Law, then the Company Board may withdraw, modify, or change in a manner adverse to Parent, the Company Recommendation (a "Company Recommendation Change"); provided, however, that if any such action is in response to a Superior Proposal (that was not solicited in breach of this Section 5.10) as determined by the Company Board in good faith after consultation with outside counsel and its financial advisors, prior to making any Company Recommendation Change or terminating this Agreement in accordance with Section 9.01(d), the Company shall, in all such cases, provide Parent with at least three (3) Business Days advance written notice (such period, the "Notice Period"), advising Parent of its intention to make a Company Recommendation Change or to terminate the Agreement to enter into a definitive agreement with respect to a Superior Proposal, (ii) provide Parent in writing the identity of such Person making such Superior Proposal and an unredacted copy of such Superior Proposal, and (iii) discuss with Parent, to the extent Parent wishes to discuss, any proposed changes by Parent to the terms of this Agreement so that such Superior Proposal no longer constitutes a Superior Proposal and following the Notice Period, and taking into account any revised proposal made by Parent since the commencement of the Notice Period, determines in good faith after consultation with its outside legal counsel and financial advisors that the Company Board is required to make a Company Recommendation Change in the exercise of its fiduciary duties, and if it is in connection with a Superior Proposal, such Superior Proposal remains a Superior Proposal. In the event of any material change to the material terms of such Superior Proposal (any change in price shall be deemed a material change of a material term), the Company Board shall deliver to Parent an additional notice and shall comply with this Section 5.10(b) with respect to such new notice, except that if the only material change is a change in price, then the deadline for such new written notice shall be two (2) Business Days (rather than the three (3) Business Days otherwise contemplated by this Section 5.10(b)). None of the Company Board, any committee thereof or the Company shall enter into any binding agreement with any Person to limit or not provide prior notice to Parent of its intent to make a Company Recommendation Change or to terminate this Agreement in response to any Superior Proposal.

Section 5.11. _Standstill_. Until the earlier of the Effective Time or the termination of this Agreement, neither Parent nor any of its Affiliates shall (a) purchase any shares of Company Common Stock or any security of the Company that is convertible into Company Common Stock in the open market or in privately negotiated transactions or (b) form, join or in any way participate in a group in connection with any of the foregoing or (c) prior to the termination of this Agreement, commence a tender offer or exchange offer at a price per share below the Merger Consideration.

Section 5.12. *Notification of Certain Events*. The Company will notify Parent and Merger Sub, and Parent and Merger Sub will notify the Company, promptly of (a) any written communications from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement, provided that the foregoing shall not apply in respect of any immaterial consents, (b) any written communication from any Governmental Entity in connection with the transactions contemplated by this Agreement (other than any such communication from a Governmental Entity in its capacity as a counterparty to any contract with the Company thereof), (c) any legal, administrative, arbitral or other proceedings, claims or actions commenced against the Company or Parent or their respective Subsidiaries, as applicable, that are related to the transactions contemplated by this Agreement and (d) any event, change or effect between the date of this Agreement and the Effective Time which causes or is reasonably likely to cause the conditions set forth in Sections 6.02(a) or 6.02(b) of this Agreement (in the case of the Company) or Sections 6.03(a) or 6.03(b) of this Agreement (in the case of Parent and its Subsidiaries).

Section 5.13. *Takeover Statutes*. If any Takeover Statute or similar statute or regulation becomes or is deemed to be applicable to the Company, Parent, Merger Sub, the Merger or any other transaction contemplated by this Agreement, then each of the Company, Parent, Merger Sub, and their respective boards of directors shall grant such approvals and take such actions as are necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to render such Takeover Statute or similar statute or regulation inapplicable to the foregoing.

Section 5.14. *Additional Agreements*. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of either of the Company or Merger Sub, the proper officers and directors of each party to this Agreement shall use reasonable best efforts to take all such necessary action.

Section 5.15. *Cooperation with Financing*. If Parent determines to seek financing (through loans from financial institutions or otherwise) in connection with the transactions contemplated hereby (each a "Parent Financing"), the Company shall, and shall cause its Subsidiaries and their directors, officers, employees, accountants, agents, advisors and other representatives to, reasonably cooperate with Parent in connection therewith and use their commercially reasonable efforts to take all actions reasonably requested by Parent in connection therewith (in each case, at Parent's expense), including (a) participating in marketing efforts (including lender meetings and calls) and due diligence sessions; (b) assisting Parent in its preparation bank books, confidential information memoranda or similar documents; (c) delivering to Parent information with respect to the Company and its Subsidiaries as is reasonably requested in connection with the Parent Financing, including, at the request of Parent, delivery within fifteen (15) days of the close of each fiscal month, monthly financial statements of the Company and its Subsidiaries (including a balance sheet and income statement); (d) facilitating the pledge and perfection of liens securing the Parent Financing; and (e) taking all other actions as are reasonably requested by Parent to facilitate the satisfaction on a timely basis of all conditions to obtaining the Parent Financing; provided, however, that the cooperation and actions required by the Company pursuant to this Section 5.15 shall not unreasonably interfere with the ordinary course operation of the Company or its Subsidiaries' businesses.

Section 5.16. *Payoff Letters and Lien Releases, etc.* Prior to the Closing, the Company shall obtain and deliver to Parent customary payoff letters and lien release documentation reasonably satisfactory to Parent and its counsel relating to the repayment of all Indebtedness of the Company and its Subsidiaries scheduled on Section 3.02(c) of the Company Disclosure Schedule and the termination of all Liens on any assets of the Company or its Subsidiaries securing any such Indebtedness.

Section 5.17. *Ancillary Agreements*. On the Closing Date, Parent, the Company and the Seller Representatives shall each enter into the Escrow Agreement with the Escrow Agent and the Paying Agent Agreement with the Paying Agent.

Section 5.18. *Non-Competition Agreements*. Without the prior written consent of Parent, the Company shall not terminate, amend, rescind or otherwise modify any of the non-competition agreements executed by and between the Company and certain managers of the Company on or prior to the date hereof in connection with the Special Bonus Plan.

ARTICLE VI.

CONDITIONS TO CLOSING

Section 6.01. *Conditions to Each Party's Obligation to Effect the Merger*. The respective obligations of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a)   *Stockholder Approval*. This Agreement shall have been adopted by the Company Required Vote.

(b)   *HSR Compliance*. Any waiting period (or extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated and all regulatory clearances in any relevant jurisdiction shall have been obtained in respect of the Merger and the other transactions contemplated hereby.

(c)   *No Order*. No Governmental Entity of competent jurisdiction shall have (i) enacted a Law that is in effect and renders the Merger illegal, or (ii) formally issued an injunction or other order that is in effect and prohibits the Merger.

Section 6.02. *Conditions to Obligations of Parent and Merger Sub*. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver at or prior to the Effective Time of the following conditions:

(a)   *Representations and Warranties*. The (i) representations and warranties set forth in Sections 3.01(a) and (solely with respect to the Company) 3.01(b) (Corporate Organization), 3.02 (a) and 3.02(d) (Capitalization; Indebtedness; Guarantees), and 3.03(a) (Authority) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date and (ii) the other representations and warranties of the Company set forth in this Agreement shall be true and correct in all respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date; provided, however, that for purposes of determining the satisfaction of the condition in clause (ii) of this sentence, no effect shall be given to any exception in such representations and warranties relating to materiality or a Company Material Adverse Effect, and such representations and warranties shall be deemed to be true and correct in all respects unless the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, results or would be reasonably likely to result in a Company Material Adverse Effect. Parent shall have received a certificate signed on behalf of the Company by its Chief Executive Officer and Chief Financial Officer to the foregoing effect.

(b)   *Performance of Obligations*. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by its Chief Executive Officer and Chief Financial Officer to such effect.

(c)   *Absence of a Company Material Adverse Effect*. Since the Most Recent Balance Sheet Date, there shall not have been any change, effect, event, circumstance, condition, occurrence or development that, individually or in the aggregate, has had (or would be reasonably likely to have) a Company Material Adverse Effect.

(d)   *Stockholder Notes Receivable*. Parent shall have received duly executed copies of agreements (each a "Stockholder Note Maker Agreement") between the Company and each Stockholder Note Maker under which each Stockholder Note Maker agrees that the Paying Agent shall deduct the Offset Amount from the Merger Consideration due to each Stockholder Note Maker.

(e)   *Voting Agreement*. There shall have been executed and remain in effect a Voting Agreement by Stockholders holding not more than 19.9% of the outstanding Company Common Stock agreeing to vote in favor of this Agreement and the Merger; provided, however, that Parent and Merger Sub acknowledge that any Stockholders who are parties to such Voting Agreement will be released from all obligations thereunder if a Company Recommendation Change occurs in response to a Superior Proposal that remains a Superior Proposal under Section 5.10(b) resulting in a termination by the Company of this Agreement in accordance with Section 9.02.

(f)   *Sweere IP Cancellation Agreement*. The Sweere IP Cancellation Agreement shall have been executed by the parties thereto and delivered to Parent.

Section 6.03. *Conditions to Obligations of the Company*. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver at or prior to the Effective Time of the following conditions:

(a)   *Representations and Warranties*. The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct in all respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date; provided, however, that for purposes of determining the satisfaction of this condition, no effect shall be given to any exception in such representations and warranties relating to materiality or a Parent Material Adverse Effect; provided, further, that, for purposes of this condition, such representations and warranties shall be deemed to be true and correct in all respects unless the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, results or would result in a Parent Material Adverse Effect. The Company shall have received a certificate signed on behalf of Parent by its Chief Executive Officer and Chief Financial Officer to the foregoing effect.

(b)   *Performance of Obligations*. Each of Parent and Merger Sub shall have performed in all material respects all of its respective obligations required to be performed by it under this

Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent by its Chief Executive Officer and Chief Financial Officer to such effect.

(c)   *Special Bonus Plan*. The Special Bonus Plan shall have been adopted by the Company and approved by the Board of Directors of Parent.

ARTICLE VII.

INDEMNIFICATION

Section 7.01. *Survival of Representations and Warranties*.

(a)   Subject to Section 7.03(c), except for the representations and warranties in this Agreement contained in Sections 3.09 and 3.17, the representations and warranties in this Agreement contained in Article III will survive the Closing until the eighteen (18) month anniversary of the Closing Date (the "Standard Survival Period").

(b)   Subject to Section 7.03(c), the representations and warranties contained in Section 3.17 will survive the Closing until the thirty (30) month anniversary of the Closing Date (the "Extended Survival Period").

(c)   Subject to Section 7.03(c), the representations and warranties contained in Section 3.09 will survive the Closing until the thirty-six (36) month anniversary of the Closing Date (the "Tax Survival Period").

Section 7.02. *[Reserved.]*

Section 7.03. *Indemnification; Time for Claims*.

(a)   Subject to the limitations contained in this Article VII, the Seller Representatives on a collective and joint basis and not on a several basis, and, solely from and subject to the limit of the Indemnity Escrow Account of the Escrow Agreement, shall indemnify, defend, save and hold harmless Parent, the Surviving Corporation, and their respective Affiliates, shareholders, partners, officers, directors, employees, agents, representatives, successors and assigns (collectively, "Purchaser Indemnified Parties") from and against any and all Indemnifiable Losses relating to, resulting from or arising out of:

(i)   any fraud or intentional misrepresentation of or on the part of the Company or its Subsidiaries;

(ii)   (x) any breach by the Company or its Subsidiaries of, or inaccuracy in, any representation or warranty contained in Article III, including the Company Disclosure Schedule (in each case, assuming that all qualifications contained in Article III and the Company Disclosure Schedule as to materiality, including each qualifying reference to the defined term "Company Material Adverse Effect", the phrase "substantial compliance", the words "material" and "materially" and all similar phrases and words were deleted therefrom) or (y) any noncompliance with or violation by the Company or any of its Subsidiaries prior to the Closing Date of any national, provincial, local or other Law in the

People's Republic of China;

(iii)   any breach by the Company or any of its Subsidiaries of any covenant or agreement of the Company or any of its Subsidiaries in this Agreement; and

(iv)   any Indemnifiable Tax Loss;

provided, however, Purchaser Indemnified Parties shall not be indemnified under this Article VII for any, and Indemnifiable Losses shall not include any, loss, liability, action, cause of action, cost, damage, Tax or expense, whether or not arising out of third party claims (including interest, penalties, reasonable attorneys', consultants' and experts' fees and expenses and all amounts paid in investigation, defense or settlement of any of the foregoing) to the extent such items or amounts are subject to adjustment under or from the Purchase Price Adjustment Escrow Account or Dissenting Shares Escrow Account provided for in the Escrow Agreement and have been fully satisfied as a result of such adjustment; provided, further, that the foregoing proviso shall not limit claims for breach of the representation and warranty set forth in Section 3.02(d).

(b)   No claim may be made or suit instituted by any Purchaser Indemnified Party seeking indemnification pursuant to Section 7.03(a)(ii) unless a written notice (a "Claim Notice") asserting a claim or potential claim is provided to the Seller Representatives:

(i)   during the Standard Survival Period, except as set forth in Sections 7.03(b) (ii) and (iii);

(ii)   during the Extended Survival Period, in the case of any claim or suit based upon a breach of the representations and warranties contained in Section 3.17; and

(iii)   during the Tax Survival Period, in the case of any claim or suit based upon a breach of the representations and warranties contained in Section 3.09, any Indemnifiable Tax Loss or any claim or suit in respect of any matter referred to in Section 7.03(a)(ii)(y) if such matter is referred to in that certain Faegre & Benson LLP Shanghai Office Draft Report dated November 15, 2010 regarding Dongguan Ergotron Precision Technology Co., Ltd.

(c)   For the avoidance of doubt, if a Claim Notice is provided to the Seller Representatives of a claim related to a matter described in Section 7.03(a)(ii) during the Standard Survival Period, Extended Survival Period or Tax Survival Period, as the case may be, the Standard Survival Period, Extended Survival Period or Tax Survival Period, as the case may be, shall be extended with respect to such claim until such claim is fully and finally resolved.

(d)   For purposes of this Section 7.03, a Claim Notice shall state the nature of the claim or potential claim in reasonable detail, including the relevant sections of the Merger Agreement, the parties involved in the claim or potential claim, and a good faith estimate of the amount of the claim or potential claim (if such claim or potential claim may be reasonably estimated at such time).

Section 7.04. *Limitations on Indemnification.*

(a)   Notwithstanding the indemnification described in Section 7.03, the Seller

Representatives shall not be required to indemnify Purchaser Indemnified Parties in respect of any matter referred to in Section 7.03(a)(ii) unless the aggregate amount of all Indemnifiable Losses suffered by Purchaser Indemnified Parties for matters referred to in Section 7.03(a)(ii) exceeds $3,000,000 (the "Basket"), in which case such Seller Representatives shall be liable for such Indemnifiable Losses only for amounts in excess of the Basket; provided, however, that the foregoing Basket limitations contained in this Section 7.04(a) will not apply to claims for indemnification pursuant to Section 7.03(a)(ii) in respect of breaches of, or inaccuracies in, the representations and warranties contained in the Specified Representations (or as such Specified Representations are repeated or confirmed in the certificate delivered at Closing pursuant to Section 6.02(a)) or any representations or warranties related to Taxes or any Indemnifiable Tax Loss. In no event shall Seller Representatives be required to indemnify Purchaser Indemnified Parties in respect of Indemnifiable Losses suffered by Purchaser Indemnified Parties under this Article VII other than from amounts which are part of the Indemnity Escrow Account (the "Indemnity Limit").

(b)   Seller Representatives shall not be liable to a Purchaser Indemnified Party hereunder for any Indemnifiable Losses or claim(s) for (i) punitive damages, (ii) incidental, consequential, or special damages, (iii) exemplary damages, or (iv) similar damages (other than damages of the type described in any of the foregoing clauses (i) through (iv) which are owed by a Purchaser Indemnified Party pursuant to a Third Party Claim).

(c)   For purposes of determining the amount of Indemnifiable Losses, such amount shall be reduced by the amount of all insurance policy proceeds actually received by or paid on behalf of any of the Purchaser Indemnified Parties or its Affiliates (net of any increase to such insurance policy premiums as a result thereof). Additionally, there shall be deducted from the amount of the Indemnifiable Loss any indemnification, contribution, or other similar payment actually recovered by any such Purchaser Indemnified Party from any third party.

(d)   Any amount due under this Article VII shall be reduced for any Tax benefits of the Purchaser Indemnified Parties actually realized. Any payment hereunder shall be reduced to reflect any such net Tax benefit only after any such Purchaser Indemnified Party has actually realized such benefit. For purposes of this Agreement a Purchaser Indemnified Party shall be deemed to have "actually realized" a net Tax benefit to the extent that, and at such time as, the amount of Taxes required to be paid by the Purchaser Indemnified Party is reduced below the amount of Taxes that it would have been required to pay but for deductibility of such Indemnifiable Losses.

Section 7.05. *Defense of Claims.*

(a)   If any Purchaser Indemnified Party receives notice of the assertion or commencement of any claim by a third party against such Purchaser Indemnified Party with respect to which Seller Representatives are obligated to provide indemnification under this Agreement (the "Third Party Claim"), the Purchaser Indemnified Party will give such Seller Representatives reasonably prompt written notice thereof, but in any event not later than fifteen (15) calendar days after receipt of such notice of such Third Party Claim. Such notice by the Purchaser Indemnified Party will describe the Third Party Claim in reasonable detail, will include copies of all material written evidence thereof and will indicate the estimated amount, if reasonably practicable, of the Indemnifiable Losses that have been or may be sustained by the Purchaser Indemnified Party. The Seller Representatives will have the right to participate in or, by giving written notice to the Purchaser Indemnified Party, to assume and control the defense of any

Third Party Claim at such Seller Representatives' own expense and by such Seller Representatives' own counsel (reasonably satisfactory to the Purchaser Indemnified Party); provided that if the Seller Representatives assume and control the defense of any Third Party Claim the Seller Representatives' expenses including legal expenses shall be paid directly by, or reimbursed by, the Escrow Agent from the Indemnity Escrow Account pursuant to the Escrow Agreement, and the Purchaser Indemnified Party will have the right to participate in the defense thereof and to employ its own separate counsel at its own expense. Notwithstanding the foregoing, the Seller Representatives will not have the right to assume and control the defense of any Third Party Claim, and will promptly reimburse the Purchaser Indemnified Party out of the Indemnity Escrow Account for all reasonable costs and expenses of defending against such Third Party Claim (including reasonable costs and expenses of counsel), if (1) the claim for indemnification relates to or arises in connection with any criminal or quasi-criminal proceeding, action, indictment, allegation or investigation; (2) the claim seeks an injunction or equitable relief against the Purchaser Indemnified Party; (3) the Purchaser Indemnified Party has been advised by counsel that a reasonable likelihood exists of a conflict of interest between the Seller Representatives and the Purchaser Indemnified Party; (4) the claim for indemnification relates to or arises in connection with any audit, proceeding or other action relating to an Indemnifiable Tax Loss or other matter relating to Taxes, or (5) the Purchaser Indemnified Party reasonably believes that the total losses, damages, costs, expenses, and other liabilities relating to the claim could exceed two (2) times the maximum amount that the Purchaser Indemnified Party could then be entitled to recover under the applicable provisions of Section 7.03.

(b)   If, within thirty (30) calendar days after giving notice of a Third Party Claim to the Seller Representatives for which the Seller Representatives have the right to assume and control the defense pursuant to Section 7.05(a), a Purchaser Indemnified Party receives written notice from the Seller Representatives that the Seller Representatives have elected to assume the defense of such Third Party Claim as provided in the penultimate sentence of Section 7.05(a), the Seller Representatives will not be liable for any legal expenses subsequently incurred by the Purchaser Indemnified Party in connection with the defense thereof (but will be liable for expenses incurred prior thereto which shall be promptly reimbursed out of the Indemnity Escrow Account); provided, however, that if the Seller Representatives fail to take reasonable steps necessary to defend such Third Party Claim appropriately within thirty (30) calendar days after receiving written notice from the Purchaser Indemnified Party, the Purchaser Indemnified Party may assume its own defense, and the Seller Representatives will be liable for all reasonable costs or expenses paid or incurred in connection therewith until such time as the Seller Representatives begin taking reasonable steps necessary to defend such Third Party Claim appropriately. Without the prior written consent of the Purchaser Indemnified Party, the Seller Representatives will not enter into any settlement of any Third Party Claim which would lead to liability or create any financial or other obligation on the part of such Purchaser Indemnified Party for which such Purchaser Indemnified Party is not entitled to full and complete indemnification hereunder. A Purchaser Indemnified Party may not compromise or settle any Third Party Claim without the prior written consent of the Seller Representatives (such consent to be withheld or delayed only for a good faith reason).

(c)   Any claim by a Purchaser Indemnified Party on account of an Indemnifiable Loss which does not result from a Third Party Claim (a "Direct Claim") will be asserted by giving the Seller Representatives reasonably prompt written notice thereof, but in any event not later than fifteen (15) calendar days after the Purchaser Indemnified Party has determined to assert such Direct Claim. Such notice by the Purchaser Indemnified Party will describe the Direct Claim in reasonable detail, will include copies of all material written evidence thereof and will indicate the estimated amount, if reasonably practicable, of the Indemnifiable Loss that has been or may be sustained by the Purchaser Indemnified Party. The Seller Representatives will have a period of thirty (30) calendar days within which to respond in writing to such Direct Claim. If the Seller Representatives do not so respond within such thirty (30) calendar day period, the Seller Representatives will be deemed to have rejected such claim, in which event the Purchaser Indemnified Party will be free to pursue such remedies as may be available to the Purchaser Indemnified Party on the terms and subject to the provisions of this Agreement.

(d)   A failure to give timely notice or to include any specified information in any notice as provided in Sections 7.05(a), 7.05(b) or 7.05(c) will not affect the rights or obligations of any party hereunder except and only to the extent that, as a result of such failure, any party which was entitled to receive such notice was actually and materially prejudiced as a result of such failure.

Section 7.06. *Knowledge and Investigation*. The right of any Purchaser Indemnified Party to indemnification pursuant to this Article VII or Article VIII will not be affected by any investigation conducted or knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing, with respect to the accuracy of any representation or warranty, or performance of or compliance with any covenant or agreement or any other matter referred to in Section 7.03(a). The waiver of any condition contained in this Agreement based on the breach of any such representation or warranty, or on the performance of or compliance with any such covenant or agreement, will not affect the right of any Purchaser Indemnified Party to indemnification pursuant to this Article VII or Article VIII based on such representation, warranty, covenant or agreement.

ARTICLE VIII.

Tax Matters

Section 8.01. *Tax Indemnification.* 2Subject to and in accordance with the provisions of Article VII, the Purchaser Indemnified Parties shall be indemnified against and held harmless from and against, any loss, claim, liability, expense, or other damage attributable to (i) all Taxes (or the non-payment thereof) of the Company and its Subsidiaries for all taxable periods ending on or before the Closing Date and the portion through the end of the Closing Date for any taxable period that includes (but does not end on) the Closing Date ("Pre-Closing Tax Period"), (ii) all Taxes of any member of an affiliated, consolidated, combined or unitary group of which the Company or any of its Subsidiaries (or any predecessor of any of the foregoing) is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulation §1.1502-6 or any analogous or similar state, local, or non-U.S. law or regulation, (iii) any and all Taxes of any person (other than the Company and its Subsidiaries) imposed on the Company or any of its Subsidiaries as a transferee or successor, by contract (other than customary tax indemnifications contained in commercial lease agreements) or pursuant to any law, rule, or regulation, which Taxes relate to an event or transaction occurring before the Closing, and (iv) any Taxes attributable to any Subpart F income, Section 956 amount or Section 1293 income (as described in the Code) arising from actions or events occurring on or before the Closing Date (each, an "Indemnifiable Tax Loss") provided, however, that no Indemnifiable Tax Loss shall include any loss, claim, liability, expense, or other damage to the extent such items or amounts are subject to adjustment under or from the Purchase Price Adjustment Escrow Account provided for in the Escrow Agreement and have been fully satisfied as a result of such adjustment.

Section 8.02. *Straddle Period.* 2In the case of any taxable period that includes (but does not end on) the Closing Date (a "Straddle Period"), the amount of any ad valorem or similar Taxes for the Pre-Closing Tax Period shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period and the amount of other Taxes (including, without limitation, income, sales, use, gross receipts and value added Taxes) of the Company and its Subsidiaries for a Straddle Period that relates to the Pre-Closing Tax Period shall be determined based on an interim closing of the books as of the close of business on the Closing Date (and for such purpose, the taxable period of any partnership, other pass-through entity or any "controlled foreign corporation" in which the Company or any of its Subsidiaries holds a beneficial interest shall be deemed to terminate at such time).

Section 8.03. *Tax Returns.*

(a)   The Seller Representatives shall cooperate fully, as and to the extent reasonably requested by the Parent or the Surviving Corporation, in connection with the filing of Tax Returns and any audit, litigation or other proceeding with respect to Taxes.

(b)   Any Tax Return of the Company or any of its Subsidiaries, including with respect to estimated Taxes, that are due prior to the Closing Date shall be filed by the Company, provided that (i) the Company agrees to provide the Parent with a copy of such Tax Return no later than ten (10) business days prior to the due date of such Tax Return and all workpapers and calculations used in the preparation of such Tax Return, (ii) the Company shall incorporate any reasonable changes to such Tax Return proposed by the Parent, including, but not limited to, changes intended to ensure that the expected amount of the Company Tax Refund is deposited pursuant to Section 2.07(b) and (iii) any such Tax Return shall not be filed without the Parent's consent, which consent shall not be unreasonably withheld, delayed or conditioned.

(c)   Except as provided in paragraph (e) below, all Tax Returns of the Company, the Surviving Corporation, and any Subsidiaries thereof that are due on or after the Closing Date shall be prepared (or caused to be prepared) and filed by the Parent or Surviving Corporation, as applicable, including any claims for refund that are the subject of the Company Tax Refund.

(d)   Parent and the Seller Representatives further agree, upon request, to provide the other Party with all information that either Party may be required to report pursuant to Code §6043, or Code §6043A, or Treasury Regulations promulgated thereunder.

ARTICLE IX.

TERMINATION OF AGREEMENT

Section 9.01. *Termination*. This Agreement may be terminated and the Merger and the other transactions contemplated hereby may be abandoned at any time prior to the Effective Time (notwithstanding if the Company Required Vote has been obtained or Parent has adopted this Agreement as the sole stockholder of Merger Sub):

(a)   by the mutual written consent of the Company and Parent;

(b)   by the Company or Parent, in the event that any Governmental Entity of competent jurisdiction shall have (i) enacted a Law that is in effect at the time of such termination and renders the Merger illegal at the time of such termination, or (ii) formally issued a permanent, final and non-appealable injunction, ruling, decree or order that prohibits the Merger; provided, however, that the party seeking to terminate this Agreement pursuant to this clause (b) shall not have initiated such proceeding or taken any action in support of such proceeding;

(c)   by the Company or Parent, if at the Company Stockholder Meeting (giving effect to any adjournment or postponement thereof), the Company Required Vote shall not have been obtained;

(d)   by the Company (unless the Company is then in material breach of this Agreement), at any time prior to the Company Required Vote having been obtained, if (x) the Company Board has determined to enter into a definitive agreement with respect to a Superior Proposal to the extent permitted by, and subject to the terms and conditions of, Section 5.10, and (y) substantially contemporaneously with such termination, the Company enters into a definitive agreement with respect to a Superior Proposal and pays to Parent the fee specified in Section 9.02(a)(iv);

(e)   by Parent if (i) there shall have been a Company Recommendation Change, or (ii) the Company enters into any Alternative Acquisition Agreement;

(f)   by the Company (unless the Company is then in material breach of this Agreement) if all of the conditions set forth in Sections 6.01 and 6.02 have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing), and Parent and Merger Sub fail to consummate the Merger within two (2) Business Days following the date the Closing should have occurred pursuant to Section 1.02;

(g)   by the Company or Parent, if the Merger shall not have been consummated prior to December 31, 2010 (the "Outside Termination Date"); provided, however, that the right to terminate this Agreement pursuant to this Section 9.01(g) shall not be available to any party hereto whose breach of its obligations under this Agreement has been the principal cause of the failure of the Merger to occur by the Outside Termination Date;

(h)   by Parent (unless the Parent is then in material breach of this Agreement), if there shall have been any breach of any representation, warranty, covenant or agreement of the Company hereunder, such that a condition in Section 6.02(a) or Section 6.02(b) would not be satisfied, and such breach or condition is not curable before the Outside Termination Date or, if curable, shall not have been remedied by the earlier of (x) two (2) Business Days before the Outside Termination Date and (y) within thirty (30) days after receipt by the Company of notice in writing from Parent, specifying the nature of such breach and requesting that it be remedied; or

(i)   by Company (unless the Company is then in material breach of this Agreement), if there shall have been any breach of any representation, warranty, covenant or agreement of Parent or the Merger Sub hereunder, such that a condition in Section 6.03(a), Section 6.03(b) or Section 6.03(c) would not be satisfied, and such breach or condition is not curable before the Outside Termination Date or, if curable, shall not have been remedied by the earlier of (x) two (2) Business Days before the Outside Termination Date and (y) within thirty (30) days after receipt by Parent of notice in writing from the Company, specifying the nature of such breach and requesting that it be remedied.

The party desiring to terminate this Agreement pursuant to subsections (b), (c), (d), (e), (f), (g), (h) or (i) of this Section 9.01 shall give written notice of such termination to the other party in accordance with Article X, specifying the provision or provisions hereof pursuant to which termination is effected. The right of any party hereto to terminate this Agreement pursuant to this Section 9.01 shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any party hereto, or any of their respective Affiliates or representatives, whether prior to or after the execution of this Agreement.

Section 9.02. *Termination Fees, Etc.*

(a)   If, but only if, the Agreement is terminated by:

(i)   (x) Parent or the Company pursuant to Section 9.01(c) or Section 9.01(g) (except if circumstances described in Section 9.02(a)(ii) apply) or Parent pursuant to Section 9.01(e)(i) or Section 9.01(h), and (y) within twelve (12) months of the termination of this Agreement, the Company consummates any transaction arising from or in connection with any Acquisition Proposal (without regard to when such Acquisition Proposal is first made), then the Company shall pay, or cause to be paid, to Parent (or such person who may be designated by Parent) an amount equal to $11,200,000 (the "Termination Fee") not later than the second (2nd) Business Day following the date of the consummation of such transaction; provided, however, that for purposes of this Section 9.02(a)(i), the references to "twenty percent (20%)" in the definition of Acquisition Proposal shall be deemed to be references to "more than fifty percent (50%)"; and provided, further, that any Parent Expenses previously paid by the Company to Parent pursuant to Section 9.02(a)(iii) shall be credited towards the payment of the Termination Fee;

(ii)   (x) Parent or the Company pursuant to Section 9.01(g) and the only conditions set forth in Article VI that have not been satisfied by the date of such termination (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) are the conditions set forth in Section 6.01(b), and (y) within twelve (12) months of the termination of this Agreement, the Company (A) consummates any transaction arising from or in connection with any Acquisition Proposal (without regard to when such Acquisition Proposal is first made) or (B) enters into an Alternative Acquisition Agreement arising from or in connection with any Acquisition Proposal (without regard to when such Acquisition Proposal is first made) and within twelve (12) months of entering into such Alternative Acquisition Agreement, consummates any transaction arising from or in connection with any Acquisition Proposal (whether or not such transaction is the same transaction which is the subject of such Alternative Acquisition Agreement), then the Company shall pay, or cause to be paid, to Parent (or such person who may be designated by Parent) the Termination Fee not later than the second (2nd) Business Day following the date of the consummation of such transaction; provided, however, that for purposes of this Section 9.02(a)(ii), the references to "twenty percent (20%)" in the definition of Acquisition Proposal shall be deemed to be references to "more than fifty percent (50%)";

(iii)   Parent or the Company pursuant to Section 9.01(c) or Parent pursuant to Section 9.01(h), the Company shall, subject to the delivery by Parent of an invoice therefor and reasonable documentation thereof, reimburse Parent for all expenses incurred by Parent, Merger Sub or any of their Affiliates in connection with this Agreement or the transactions contemplated hereby by paying, or causing to be paid, to Parent the amount thereof not later than the second (2nd) Business Day following request therefor by Parent; provided, however, that the Company shall not be required to pay more than an aggregate of $750,000 pursuant to this Section 9.02(a)(iii) (the "Parent Expenses");

(iv)   the Company pursuant to Section 9.01(d) or Parent pursuant to Section 9.01(e)(ii), then the Company shall pay, or cause to be paid, to Parent the Termination Fee concurrently with such termination; or

(v)   the Company pursuant to Section 9.01(f) or Section 9.01(i), and all the conditions under Section 6.01 and Section 6.02 have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing), Parent shall pay, or cause to be paid, to the Company an amount equal to $21,000,000 (the "Reverse Termination Fee") not later than the second (2nd) Business Day following such termination.

(b)   Notwithstanding anything to the contrary set forth in this Agreement:

(i)   the parties agree that in no event shall the Company or Parent be required to pay the Termination Fee, the Reverse Termination Fee or the Parent Expenses, as the case may be, on more than one occasion; and

(ii)   the parties agree that the Termination Fee and the Reverse Termination Fee shall be reduced by any amounts as may be required to be deducted or withheld therefrom under applicable Tax Law.

(c)   Notwithstanding anything to the contrary set forth in this Agreement, the Company's right to receive payment of the Reverse Termination Fee pursuant to Section 9.02(a)(v) in the circumstance where the Reverse Termination Fee is owed pursuant to Section 9.02(a)(v) shall constitute the sole and exclusive remedy of the Company, its Subsidiaries and Affiliates and all other Company Parties (including the holders of Company Common Stock and Company Stock Options) against any Parent Party for all losses and damages suffered as a result of the failure of the transactions contemplated by this Agreement to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such amount, none of the Parent Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement (except that Parent shall also be obligated to the Company under Section 9.02(e) and for its expense reimbursement obligations contained in Section 5.15).

Parent's right to receive payment from the Company of the Termination Fee or the Parent Expenses pursuant to Section 9.02(a) shall constitute the sole and exclusive remedy of Parent and Merger Sub against any Company Party in the event of a termination of this Agreement, and upon payment of such amount, none of the Company Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated thereby (except that the Company shall also be obligated to Parent and Merger Sub under Section 9.02(e)); provided, however, that the foregoing shall not limit any remedy available to Parent and Merger Sub as contemplated by Section 11.09 or for a violation of, or action inconsistent with, Section 9.02(d).

(d)   Notwithstanding anything in this Agreement to the contrary, in no event shall the Company seek any recovery, judgment or damages of any kind, including consequential, indirect or punitive damages against Parent or any other Parent Party, other than payment by Parent of the

Reverse Termination Fee pursuant to Section 9.02(a)(v) in the circumstance where the Reverse Termination Fee is owed pursuant to Section 9.02(a)(v) and any payment owed by Parent under Section 9.02(e) and expense reimbursement owed by Parent under Section 5.15, and in no event shall the Company be entitled to aggregate payments from all sources exceeding the amounts specifically identified in this sentence as being owed by Parent and then in only the circumstances in which such amounts are so owed. The Company acknowledges, covenants and agrees that neither it nor any other Company Party has and shall have any right of recovery against, and no liability shall attach to, including in each case with respect to any actual or claimed loss or damages of any kind of the Company or any other Company Party or any Company Representative or any other person claiming by, through or for the benefit of the Company, any of the Parent Parties (other than the Company's right to recover against Parent to the extent specifically provided in the immediately preceding sentence and subject to the limitations set forth therein), through Parent or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil, by or through a claim by or on behalf of Parent, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any applicable Law, through a claim based in tort, contract, statute or otherwise.

(e)   Each of the parties hereto acknowledges that (i) the agreements contained in this Section 9.02 are an integral part of the transactions contemplated by this Agreement, (ii) the Reverse Termination Fee is not a penalty, but is liquidated damages, in a reasonable amount that will compensate the Company in the circumstances in which such fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision, and (iii) without these agreements, the parties would not enter into this Agreement; accordingly, if the Company or Parent, as the case may be, fails to timely pay any amount due pursuant to this Section 9.02 and, in order to obtain such payment, either Parent or the Company, as the case may be, commences a suit that results in a judgment against the other party for the payment of any amount set forth in this Section 9.02, such paying party shall pay the other party its costs and expenses (including reasonable fees and expenses of counsel) in connection with such suit, together with interest on such amount at the annual rate of five percent (5%) plus the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received, or such lesser rate as is the maximum permitted by applicable Law.

Section 9.03. *Effect of Termination*. In the event of termination of this Agreement by either Parent or the Company as provided in this Article IX, this Agreement shall forthwith become void and have no effect, and none of Parent, Merger Sub, the Company, any of their respective Subsidiaries or any of the officers or directors or other representatives of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby (whether as a result of a failure of the transactions contemplated by this Agreement to be consummated or for a breach or failure to perform hereunder); provided, however, that the Confidentiality Agreement and Section 5.01(b), Article IX, Article X and Article XI of this Agreement shall survive termination of this Agreement, and each of the parties shall remain bound to comply with all such surviving obligations, including the payment of any applicable Termination Fee, the Parent Expenses or the Reverse Termination Fee.

ARTICLE X.

NOTICES

Any notice required or permitted under this Agreement shall be given in writing and shall be deemed effectively given upon personal delivery to the party to be notified, on the next Business Day after delivery to a nationally recognized overnight courier service, when sent by confirmed facsimile if sent during normal business hours of the recipient, if not, then on the next Business Day, or five (5) days after deposit with the United States Post Office, by registered or certified mail, postage prepaid, and addressed to the party to be notified at the address or facsimile number indicated below for such party, or at such other address as such party may designate upon written notice to the other parties (except that notice of change of address shall be deemed given upon receipt).

      (a)   In the case of Parent or Merger Sub:

Nortek, Inc.
Attention: Kevin W. Donnelly, Esq.
50 Kennedy Plaza
Providence, RI 02903
Facsimile: (401) 751-9844

     with a copy to:

Ropes & Gray LLP
Attention: John B. Ayer, Esq.
Prudential Tower
800 Boylston Street
Boston, MA 02199
Facsimile: (617) 235-0240

      (b)   In the case of the Company:

Ergotron, Inc.
Attention: Joel Hazzard
1181 Trapp Road
St. Paul, MN 55121
Facsimile: (651) 681-7710

     with a copy to:

Monroe Moxness Berg PA
Attention: Mark J. Moxness and Richard R. Gibson
8000 Norman Center Drive, Suite 1000
Minneapolis, MN 55437-1178
Facsimile: (951) 885-5969

      (c)   In the case of the Seller Representatives:

Mark J. Nettesheim
9151 Great Plains Boulevard
Chanhassen, MN 55317-8606

and

Monroe Moxness Berg PA
Attention: Mark J. Moxness
8000 Norman Center Drive, Suite 1000
Minneapolis, MN 55437-1178
Facsimile: (951) 885-5969

in each case, with a copy to:

Monroe Moxness Berg PA
Attention: Mark J. Moxness and Richard R. Gibson
8000 Norman Center Drive, Suite 1000
Minneapolis, MN 55437-1178
Facsimile: (951) 885-5969

ARTICLE XI.

MISCELLANEOUS

Section 11.01. *Non-survival of Representations and Warranties*. Except as otherwise provided in this Agreement, none of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 11.01 shall not limit any covenant or agreement of the parties in this Agreement that by its terms contemplates performance after the Effective Time.

Section 11.02. *Publicity*. Parent, Merger Sub and the Company shall consult with each other before issuing any press release with respect to the Merger or this Agreement and shall not issue any such press release or make any such public statement without the prior consent of the other party, which shall not be unreasonably withheld or delayed; provided, however, that a party may, without the prior consent of the other party (but after prior consultation, to the extent practicable in the circumstances) issue such press release or make such public statement as may upon the advice of outside counsel be required by Law. The parties have agreed upon the form of a joint press release announcing the Merger and the execution of this Agreement.

Section 11.03. *Expenses*. Except as otherwise provided in this Agreement, each party will bear its own expenses and costs incurred in connection with this Agreement and the transactions contemplated hereby, whether or not such transactions will be consummated (for the sake of clarity, Parent shall be responsible for the HSR Filing Fee).

Section 11.04. *Entire Agreement*. This Agreement, together with the Company Disclosure Schedule, the Exhibits and Schedules annexed hereto, the Voting Agreement and the Side Letter, constitutes the entire understanding and agreement by and among the parties hereto with respect to the subject matter hereof, and supersedes all prior negotiations, agreements and understandings among such parties.

Section 11.05. *Assignment; Third Party Beneficiaries*. Neither this Agreement nor any of the rights, interests or obligations of any party hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns. Except as otherwise specifically provided in Section 5.09 (Indemnification; Directors' and Officers' Insurance), Article VII (Indemnification), Article IX (Termination of Agreement) or Section 11.09 (Specific Performance), this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

Section 11.06. *Governing Law*. This Agreement, including the validity hereof and the rights and obligations of the parties hereunder, and all amendments and supplements hereof and all waivers and consents hereunder, shall be construed in accordance with and governed by the domestic substantive laws of the State of Minnesota without giving effect to any choice of law or conflicts of law provision or rule that would cause the application of the domestic substantive laws of any other jurisdiction. The parties hereto hereby irrevocably submit to the non-exclusive jurisdiction of any federal or state court located within the State of Minnesota over any dispute arising out of or relating to this Agreement or any of the transactions contemplated hereby and each party hereby irrevocably agrees that all claims in respect of such dispute or any suit, action or proceeding related thereto may be heard and determined in such courts. The parties hereby irrevocably waive, to the fullest extent permitted by applicable Law, any objection which they may now or hereafter have to the laying of venue of any such dispute brought in such court or any defense of inconvenient forum for the maintenance of such dispute. Each of the parties hereto agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

Section 11.07. *Waiver of Jury Trial*. Each party acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues and, therefore, each such party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action arising out of or relating to this Agreement or the transactions contemplated by this Agreement. Each party to this Agreement certifies and acknowledges that (a) no representative of any other party has represented, expressly or otherwise, that such other party would not seek to enforce the foregoing waiver in the event of a legal action, (b) such party has considered the implications of this waiver, (c) such party makes this waiver voluntarily, and (d) such party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 11.07.

Section 11.08. *Severability*. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby (including, without limitation, the provisions on limitation on liability and remedies set forth in Section 2.06(b), Article VII, Article IX and Section 11.09) is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible; provided, however, that in any event, no party shall be required to agree to any such modification which is not fully consistent with the limitations on liability and remedies as set forth in Article IX and Section 11.09 of this Agreement.

Section 11.09. *Specific Performance.*

(a)   The parties agree that irreparable damage would occur in the event that any provision of this Agreement were not performed by the Company in accordance with the terms hereof and that Parent and Merger Sub shall be entitled to specific performance of the terms and provisions hereof (including the obligation to consummate the Merger, subject in each case to the terms and conditions of this Agreement), including an injunction or injunctions to prevent breaches of this Agreement by the Company. The Company hereby waives (a) any defenses in any action for specific performance, including the defense that a remedy at Law would be adequate and (b) any requirement under any Law to post a bond or other security as a prerequisite to obtaining equitable relief. If Parent or Merger Sub commences a suit seeking specific performance of the terms and conditions of this Agreement, including an injunction or injunctions to prevent breaches of this Agreement by the Company, and such suit results in an injunction or other equitable relief compelling the Company to comply with the terms and conditions of this Agreement (including an order to consummate the Merger, subject to the terms and conditions of this Agreement), then Parent and/or Merger Sub shall be entitled to be reimbursed by any Company Party responsible for any conduct necessitating the commencement of such suit for the costs and expenses of Parent and/or Merger Sub incurred in connection with such suit (including reasonable fees and expenses of counsel); provided, however, it is understood and agreed that, if the Merger is ordered to be or otherwise is consummated, Parent and/or Merger Sub may choose to seek such reimbursement from any responsible Company Party other than the Company or any of its Subsidiaries so that the economic consequence of such reimbursement is borne other than by the Company or any of its Subsidiaries.

(b)   Notwithstanding anything to the contrary herein, the parties agree that neither the Company nor any other Company Party shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by Parent or Merger Sub or to cause the consummation of the Merger or otherwise to obtain any equitable relief against Parent, Merger Sub or any other Parent Party and that the Company's sole and exclusive remedy shall be set forth in Section 9.02. The Company acknowledges that the agreements contained in this Section 11.09(b) are an integral part of the transactions contemplated by this Agreement, and, without these agreements, Parent and Merger Sub would not enter into this Agreement.

Section 11.10. *Captions*. The headings and captions used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

Section 11.11. *Certain References*. Whenever the context may require, any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa. The terms "herein", "hereof" or "hereunder" or similar terms as used in this Agreement refer to this entire Agreement and not to the particular provision in which the term is used. Unless otherwise stated, all references herein to Articles, Sections, subsections or other provisions are references to Articles, Sections, subsections or other provisions of this Agreement.

Section 11.12. *Guaranty by Parent*. By its signature below, Parent hereby guarantees the obligations of Merger Sub pursuant to this Agreement to be performed on or prior to the Closing Date.

Section 11.13. *Counterparts*. This Agreement may be executed by facsimile or portable document format (pdf) transmission and in separate counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts will together constitute the same agreement.

Section 11.14. *Amendment or Supplement*. At any time prior to the Effective Time, this Agreement may be amended or supplemented in any and all respects, whether before or after receipt of the Company Required Vote, by written agreement of the parties hereto, by action taken by their respective boards of directors; provided, however, that following approval of the Merger by the Stockholders, there shall be no amendment or change to the provisions hereof which by Law would require further approval by the Stockholders without such approval.

Section 11.15. *Interpretation*. This Agreement shall be construed reasonably to carry out its intent without presumption against or in favor of either party.

Section 11.16. *Defined Terms*. As used in this Agreement, the following terms shall have the following meanings:

"**Acceptable Confidentiality Agreement**" shall mean a customary confidentiality agreement containing terms no less favorable to the Company than the terms set forth in the Confidentiality Agreement; provided, however, that such confidentiality agreement shall not prohibit compliance by the Company with any of the provisions of Section 5.10.

"**Accounting Referee**"   Section 2.05(e)

"**Acquisition Proposal**" shall mean any inquiry, proposal or offer (including any proposal from or to the Stockholders) from any Person or group other than Parent or any of its Affiliates relating to (A) the acquisition, in any single transaction or series of related transactions, of twenty percent (20%) or more of the outstanding shares of capital stock or any other voting securities of the Company by any Person or group of Persons, (B) a merger, consolidation, business combination, reorganization, purchase or exchange of shares, sale of assets, recapitalization, liquidation, dissolution or similar transaction which would result in any Person or group acquiring, or acquiring direct or indirect control of, twenty percent (20%) or more of the fair market value of the assets of the Company and its Subsidiaries, taken as a whole (including capital stock of Subsidiaries of the Company), (C) any other transaction which would result in a Person or group of Persons acquiring, or acquiring direct or indirect control of, twenty percent (20%) or more of the fair market value of the assets of the Company and its Subsidiaries, taken as a whole (including capital stock of Subsidiaries of the Company), immediately prior to such transaction (whether by purchase of assets, acquisition of stock of a Subsidiary or otherwise) or (D) any combination of the foregoing.

"**Action**" means any claim, controversy, action, cause of action, suit, litigation, arbitration, investigation, opposition, interference, audit, assessment, hearing, complaint, demand or other legal proceeding (whether sounding in contract, tort or otherwise, whether civil or criminal and whether brought at law or in equity) that is commenced, brought, conducted, tried or heard by or before, or otherwise involving, any Governmental Entity.

"**Additional Merger Consideration**" shall mean an amount equal to the sum of: (i) the portion of the Indemnity Escrow Account, Purchase Price Adjustment Escrow Account and/or the Dissenting Shares Escrow Account payable to the Stockholders and Optionholders pursuant to this Agreement and the Escrow Agreement, plus (ii) the Stockholder Adjustment Amount, if any, plus (iii) the portion of the Administrative Escrow Account payable to the Stockholders and Optionholders pursuant to this Agreement and the Administrative Escrow Agreement.

"**Administrative Escrow Account**"   Section 2.08(c)

"**Administrative Escrow Agreement**"   Section 2.08(c)

"**Administrative Escrow Amount**" shall mean $1,200,000.

"**Affiliate**" shall mean with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person, and the term "control" (including the terms "controlled by" and "under common control with") means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through owners of voting securities, by contract or otherwise.

"**Aggregate Closing Escrow Amount**" shall mean the aggregate amount to be deposited into the Purchase Price Adjustment Escrow Account, the Dissenting Shares Escrow Account and the Indemnity Escrow Account in accordance with clauses (i), (ii) and (iii) of Section 2.07(a).

"**Aggregate Escrow Amount**" shall equal the aggregate sum of the amounts in the Purchase Price Adjustment Escrow Account, the Dissenting Shares Escrow Account, and the Indemnity Escrow Account.

"**Agreement**" Preamble

"**Alternative Acquisition Agreement**" shall mean any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or similar document or agreement with respect to any Acquisition Proposal, whether or not binding (excluding an Acceptable Confidentiality Agreement).

"**Audited Balance Sheet**"	Section 3.05(a)(i)
"**Audited Balance Sheet Date**"	Section 3.05(a)(i)
"**Audited Financials**"	Section 3.05(a)(i)

"**Bankruptcy and Equity Exceptions**" shall mean exceptions to enforcement as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors' rights and remedies generally.

"**Basket**"	Section 7.04(a)

"**Business Day**" shall mean each day other than a Saturday, Sunday or any other day when commercial banks in Minneapolis, Minnesota are authorized or required by Law to close.

"**Capitalization Date**"	Section 3.02(a)

"**Cash and Cash Equivalents**" shall mean cash and cash equivalents of the Company and its Subsidiaries computed in a manner consistent with the Most Recent Balance Sheet.

"**Certificate**"	Section 2.01(a)
"**Claim Notice**"	Section 7.03(b)
"**Closing**"	Section 1.02

"**Closing Consideration**" shall mean an amount equal to the sum of: (i) the Transaction Price, plus (ii) the amount of the Estimated Net Cash at Closing, plus (iii) the amount, if any, by which the Estimated Net Working Capital exceeds the Target Working Capital, minus (iv) the amount, if any, by which the Estimated Net Working Capital is less than the Target Working Capital, minus (v) the Aggregate Closing Escrow Amount, minus (vi) the Administrative Escrow Amount, plus (vii) the aggregate exercise price of the Company Stock Options outstanding immediately prior to the Effective Time (other than any exercise price attributable to any Company Stock Options referred to in the first sentence of <u>Section 2.01(c)(ii)</u>).

"**Closing Date**"   Section 1.02

"**Code**" shall mean the Internal Revenue Code of 1986, as amended.

"**Common Merger Consideration**"   Section 2.01(a)

"**Company**"   Preamble

"**Company Benefit Plan**" shall mean any plan, arrangement, policy, program or agreement and any amendments or modifications thereof (including without limitation any stock purchase, stock option, stock incentive, severance, employment, change-in-control, health/welfare plans, fringe benefit, bonus, incentive, deferred compensation, pension or other plan, agreement, program, policy or arrangement) covering current or former employees, directors, consultants, independent contractors or other service providers, whether formal or informal, oral or written, and whether or not subject to ERISA that is sponsored, maintained, contributed to or required to be contributed to, or in respect of which any liability has been, or is reasonably likely to be, incurred by the Company or any of its Subsidiaries.

"**Company Board**"   Section 2.01(c)(iii)

"**Company Common Stock**" shall mean the common stock, par value $0.001 per share, of the Company.

"**Company Contract**"   Section 3.12(a)

"**Company Disclosure Schedule**"   Article III

"**Company Lease**"   Section 3.15(c)

"**Company LOC**" shall mean that certain Credit Agreement by and between the Company and Wells Fargo Bank, N.A. dated April 27, 2005, as amended and in effect on the date hereof.

"**Company Material Adverse Effect**" shall mean any change, effect, event, circumstance, condition, occurrence or development that, individually or in the aggregate, has had or would be reasonably likely to have a material adverse effect on (i) the business, results of operations or condition (financial or otherwise) of the Company and its Subsidiaries taken as a whole or (ii) the Company's ability to consummate the transactions contemplated hereby on a timely basis by the Outside Termination Date; <u>provided</u>, <u>however</u>, that in determining whether a Company Material Adverse Effect has occurred, there shall be excluded any effect on the Company or its Subsidiaries relating to or arising in connection with (A) the negotiation, execution, delivery or public announcement or the pendency of this Agreement or the transactions contemplated hereby or any actions expressly required to be taken in compliance herewith or otherwise with the written consent of the other party hereto, including the impact thereof on the relationships of the Company or any of its Subsidiaries with customers, vendors, licensors, consultants, employees or independent contractors or other third parties with whom the Company or any of its Subsidiaries has any relationship and including any litigation brought by any Stockholder in connection with the transactions contemplated hereby, (B) any failure by the Company to meet any projections or forecasts for any period ending (or for which revenues or earnings are released) on or after the date hereof (but not, in each case, the underlying cause of such change or effect), (C) any change in federal, state, non-U.S. or local Law, regulations, policies or procedures, or interpretations thereof, (D) any change in

GAAP or regulatory accounting requirements applicable or potentially applicable to the industries in which the Company or its Subsidiaries operate, (E) changes generally affecting the industries in which the Company or its Subsidiaries operate, (F) changes in the financial markets or in the political or other economic conditions (including changes in the prevailing interest rates) in the United States, in any region thereof, or in any non-U.S. or global economy or (G) any attack on, or by, outbreak or escalation of hostilities or acts of terrorism involving, the United States, or any declaration of war by the United States Congress or any hurricane, earthquake or other natural disaster.

"**Company Parties**" shall mean, collectively, the Company, each of its Subsidiaries and any of their respective, director or indirect, former, current or future equity holders, controlling persons, directors, officers, employees, agents, general or limited partners, managers, management companies, members, stockholders, Affiliates or assignees and any and all, direct or indirect, former, current or future equity holders, controlling persons, directors, officers, employees, agents, general or limited partners, managers, management companies, members, stockholders, Affiliates or assignees of any of the foregoing, and any and all, direct or indirect, former, current or future heirs, executors, administrators, trustees, successors or assigns of any of the foregoing.

"**Company Recommendation**"   Section 5.06

"**Company Recommendation Change**"   Section 5.10(b)

"**Company Representatives**"   Section 5.10(a)

"**Company Required Vote**" shall mean the affirmative vote of the holders of a majority of the voting power of all shares of Company Common Stock entitled to vote.

"**Company Stock Option**" shall mean each option to acquire shares of Company Common Stock which is exercisable (or will become exercisable as a result of the transactions contemplated hereby (whether pursuant to the terms of such options or at the election of the Company Board)), as of immediately prior to the Effective Time.

"**Company Stock Plans**"   Section 3.02(a)

"**Company Stockholder Meeting**"   Section 5.06

"**Company Tax Refund**" shall mean, with respect to each of the Company's U.S. federal, state or local income Tax Returns for any taxable year that ends on or before the later of December 31, 2010 or the Closing Date, the amount of such Tax refund (net of any Taxes or other costs) actually received by the Surviving Corporation; provided, however, for purposes of any Straddle Period, the amount of such Company Tax Refund (net of any Taxes or other costs) shall be determined based on the Tax refund for the Pre-Closing Tax Period, notwithstanding the amount of the Tax refund if any for the full taxable period but only to the extent actually received; and, provided, further, that no Tax refund received by the Surviving Corporation with respect to any Pre-Closing Tax Period shall be treated as a Company Tax Refund if such Tax refund is attributable to a carry-back of any loss or credit from a Tax period ending after the Closing Date.

"**Confidentiality Agreement**"   Section 5.01(b)

"**Continuing Employees**"   Section 5.08(a)

"**Dataroom**" shall mean that certain electronic dataroom established by the Company with

Intralinks in connection with the Merger as it exists as of the close of business on the Business Day immediately prior to the date of this Agreement.

"**Dell**" shall mean Dell Global B.V. (Singapore Branch).

"**Direct Claim**"	Section 7.05(c)
"**Dissenting Shares**"	Section 2.06(a)
"**Dissenting Shares at Closing**"	Section 2.06(a)
"**Dissenting Shares Escrow Account**"	Section 2.07(a)(ii)

"**Dissenting Shares Per Share Portion**" shall mean an amount equal to the product of (x) the Per Share Portion of the sum of (i) the Closing Consideration plus (ii) the Aggregate Closing Escrow Amount multiplied by (y) 1.5.

"**DO Claim**" shall mean any threatened, asserted, pending or completed action, suit or proceeding, or any inquiry or investigation, whether instituted by the Company, any Governmental Entity or any other party, that any DO Indemnified Party in good faith believes might lead to the institution of any such action, suit or proceeding, whether civil, criminal, administrative, investigative or other, including any arbitration or other alternative dispute resolution mechanism, arising out of or pertaining to matters that relate to such DO Indemnified Party's duties or service as a director, officer, trustee, employee, agent, or fiduciary of the Company, any of its Subsidiaries, any employee benefit plan maintained by any of the foregoing at or prior to the Effective Time and any other Person at the request of the Company or any of its Subsidiaries.

"**DO Expenses**" shall mean reasonable attorneys' fees and all other reasonable costs, expenses and obligations (including experts' fees, travel expenses, court costs, retainers, transcript fees, duplicating, printing and binding costs, as well as telecommunications, postage and courier charges) paid or incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to investigate, defend, be a witness in or participate in, any DO Claim for which indemnification is authorized pursuant to Section 5.09(a), including any action relating to a claim for indemnification or advancement brought by an DO Indemnified Party.

"**DO Indemnified Parties**"	Section 5.09(a)
"**Effective Time**"	Section 1.03

"**Environmental Laws**" shall mean any foreign, federal, state or local statute, regulation, ordinance, rule of common law or other legal requirement, as now or hereafter in effect, in any way relating to the protection of human health and safety, the environment or natural resources including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601, et seq.), the Hazardous Materials Transportation Act (49 U.S.C. App. § 1801, et seq.), the Resource Conservation and Recovery Act (42 U.S.C. § 6901, et seq.), the Clean Water Act (33 U.S.C. § 1251, et seq.), the Clean Air Act (42 U.S.C. § 7401, et seq.) the Toxic Substances Control Act (15 U.S.C. § 2601, et seq.), the Federal Insecticide, Fungicide, and Rodenticide Act (7 U.S.C. § 136, et seq.), and the Occupational Safety and Health Act (29 U.S.C. § 651, et seq.), as each has been or may be amended and the regulations promulgated pursuant thereto.

"**Environmental Permits**"	Section 3.17(a)

"**ERISA**" shall mean Employee Retirement Income Security Act of 1974, as amended.

"**Escrow Agent**"   Section 2.07(a)

"**Escrow Agreement**"   Section 2.07(a)

"**Escrow Fund**"   Section 2.07(a)

"**Estimated Net Cash at Closing**" shall mean the Company's good faith calculation of its estimate of Net Cash at Closing, including each of the components thereof.

"**Estimated Net Working Capital**" shall mean the Company's good faith calculation of its estimate of Net Working Capital as of the close of business on the Closing Date.

"**Exchange Fund**"   Section 2.02(a)

"**Exercise Number**"   Section 2.01(c)(i)

"**Existing Policy**"   Section 5.09(e)

"**Extended Survival Period**"   Section 7.01(b)

"**FCPA**"   Section 3.20

"**Final Consideration**" shall mean an amount equal to the sum of: (i) the Transaction Price, <u>plus</u> (ii) the amount of the Final Net Cash at Closing, <u>plus</u> (iii) the amount, if any, by which the Final Net Working Capital exceeds the Target Working Capital, <u>minus</u> (iv) the amount, if any, by which the Final Net Working Capital is less than the Target Working Capital, <u>minus</u> (v) the Aggregate Closing Escrow Amount, <u>minus</u> (vi) the Administrative Escrow Amount, <u>plus</u> (vii) the aggregate exercise price of the Company Stock Options immediately prior to the Effective Time (other than any exercise price attributable to any Company Stock Options referred to in the first sentence of <u>Section 2.01(c)(ii)</u>).

"**Final Net Cash at Closing**" shall mean the final Net Cash at Closing as set forth on the Final Net Cash Statement.

"**Final Net Cash Statement**"   Section 2.05(c)

"**Final Net Working Capital**" shall mean the final Net Working Capital as of the close of business on the Closing Date as set forth on the Final Net Working Capital Statement.

"**Final Net Working Capital Statement**"   Section 2.05(c)

"**Financials**"   Section 3.05(a)(ii)

"**Funding Amount**" shall mean an amount equal to the sum of: (i) the Net Closing Consideration, <u>plus</u> (ii) the Aggregate Closing Escrow Amount, <u>plus</u> (iii) the Administrative Escrow Amount.

"**GAAP**" shall mean United States Generally Accepted Accounting Principles.

"**Governmental Entity**" shall mean any court, administrative agency or commission or other governmental authority or instrumentality or self-regulatory organization of competent jurisdiction, including any such court, agency, authority, instrumentality or organization at the federal, state or local level in the United States, or any of the foregoing outside of the United States.

"**Guarantee**" shall mean, with respect to any Person, (a) any guarantee of the payment or performance of, or any contingent obligation in respect of, any Indebtedness or other Liability of any other Person, (b) any other arrangement whereby credit is extended to any obligor (other than such Person) on the basis of any promise or undertaking of such Person (i) to pay the Indebtedness or other Liability of such obligor, (ii) to purchase any obligation owed by such obligor, (iii) to purchase or lease assets under circumstances that are designed to enable such obligor to discharge one or more of its obligations or (iv) to maintain the capital, working capital, solvency or general financial condition of such obligor and (c) any liability as a general partner of a partnership or as a venturer in a joint venture in respect of Indebtedness or other Liabilities of such partnership or venture.

"**Hazardous Substance**" shall mean any substance that is regulated or referred to as a pollutant, petroleum, contaminant, or toxic or hazardous material, substance, or waste, or, in respect of each of the preceding items, any fraction thereof, in any applicable Environmental Law.

"**HP**" shall mean the Hewlett-Packard Company.

"**HSR Act**" shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

"**HSR Filing Fee**" shall mean the filing fee of $125,000 payable under the HSR Act.

"**Indebtedness**" of any Person shall mean, without duplication, (i) the principal of, accrued interest of, premium (if any) in respect of and prepayment and other penalties, charges, expenses and fees associated with (A) indebtedness of such Person for money borrowed or other extensions of credit whether secured or unsecured, and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable; (ii) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding trade accounts payable and other accrued current liabilities arising in the ordinary course of business consistent with past practice); (iii) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction; (iv) all obligations of the type referred to in clauses (i) through (iii) of other Persons for the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, including guarantees of such obligations; (v) all obligations of the type referred to in clauses (i) through (iv) of other Persons secured by any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person); and (vi) all amounts properly accrued in respect of royalty payments due under the Royalty Agreement.

"**Indemnifiable Loss**" (collectively, "**Indemnifiable Losses**", and each an "**Indemnifiable Loss**"), shall mean any loss, Liability, action, cause of action, cost, damage, Tax or expense, whether or not arising out of third party claims (including interest, penalties, reasonable attorneys', consultants' and experts' fees and expenses and all amounts paid in investigation, defense or settlement of any of the foregoing).

"**Indemnifiable Tax Loss**"   Section 8.01

"**Indemnity Escrow Account**"   Section 2.07(a)(iii)

"**Indemnity Limit**"   Section 7.04(a)

"**Intellectual Property Rights**"   Section 3.18

"**Interim Financials**" Section 3.05(a)(ii)

"**IRS**" shall mean the United States Internal Revenue Service.

"**Knowledge of the Company**", "**Company's Knowledge**" and similar formulations shall mean that one or more of Joel Hazzard, Greg Mohwinkel, Diane Richardson, Pete Segar, Dan Miller or Chuck Ernston (a) has actual knowledge of the fact or other matter at issue or (b) should have had actual knowledge of such fact or other matter at issue after reasonable investigation of the Company or any Company Subsidiary.

"**Law**" shall mean any United States federal, state or local or any foreign law (including common law), statute, standard, ordinance, code, rule, regulation, resolution or promulgation, or any Governmental Order, or any Permit granted under any of the foregoing, or any similar provision having the force or effect of law.

"**Leased Real Property**" Section 3.15(c)

"**Liability**" shall mean, with respect to any Person, any liability or obligation of such Person whether known or unknown, whether asserted or unasserted, whether determined, determinable or otherwise, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, whether directly incurred or consequential, whether due or to become due and whether or not required under GAAP to be accrued on the financial statements of such Person.

"**License Agreement**" Section 3.18(b)

"**Liens**" shall mean any lien, encumbrance, security interest, charge, pledge, mortgage, deed of trust, claim, lease, option, right of first refusal, easement, servitude or transfer restriction, except for (a) liens for current Taxes not yet due and payable or for Taxes the validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves have been established on the latest audited financial statements in accordance with GAAP, and (b) liens to secure indebtedness reflected on the Company's most recent balance sheet or indebtedness incurred in the Ordinary Course of Business after the date thereof.

"**MBCA**" Recitals

"**Merger**" Recitals

"**Merger Consideration**" Section 2.01(a)

"**Merger Sub**" Preamble

"**Most Recent Balance Sheet**" Section 3.05(a)(ii)

"**Most Recent Balance Sheet Date**" Section 3.05(a)(ii)

"**National Priorities List**" shall mean the list of hazardous waste sites in the United States eligible for long-term remedial action financed by the United States federal government.

"**Net Cash at Closing**" shall mean an amount equal to the sum of: (i) the Cash and Cash Equivalents of the Company and its Subsidiaries as of the close of business on the Closing Date, plus (ii) all amounts due under the Stockholder Notes Receivables as of immediately prior to the Effective Time, minus (iii) Indebtedness of the Company and its Subsidiaries as of immediately prior to the Effective Time, minus (iv) Transaction Costs.

"**Net Closing Consideration**" shall mean an amount equal to the sum of (i) the Closing Consideration minus (ii) the aggregate exercise price of the Company Stock Options outstanding immediately prior to the Effective Time (other than any exercise price attributable to any Company Stock Options referred to in the first sentence of Section 2.01(c)(ii)) minus (iii) all amounts due under the Stockholder Notes Receivables as of immediately prior to the Effective Time.

"**Net Working Capital**" shall be defined as current assets (which shall be defined as accounts receivable net of allowance for rebates, returns and doubtful accounts; inventories net of any reserves; prepaid expenses, and other current assets, excluding all Cash and Cash Equivalents, Stockholder Note Receivables and current and deferred Tax assets) minus current liabilities (which shall be defined as accounts payable, and accrued expenses, including all current non-income Tax liabilities, but excluding all Indebtedness, and all current and deferred income Tax liabilities).

"**Notice Period**"	Section 5.10(b)
"**Objection Notice**"	Section 2.05(c)
"**Offset Amount**"	Section 2.02(c)
"**Omni Mount**"	Section 5.07(b)
"**Option Merger Consideration**"	Section 2.01(c)(i)
"**Optionholder**"	Section 2.01(c)(i)

"**Ordinary Course of Business**" shall mean, with respect to any Person, the ordinary and usual course of business of such Person consistent with past practices.

"**OSHA**" shall mean the United States Occupational Safety and Health Administration.

"**Outside Termination Date**"	Section 9.01(g)
"**Owned Real Property**"	Section 3.15(a)
"**Parent**"	Preamble
"**Parent Adjustment Amount**"	Section 2.05(i)
"**Parent Expenses**"	Section 9.02(a)(iii)
"**Parent Financing**"	Section 5.15
"**Parent Material Adverse Effect**"	Section 4.01

"**Parent Parties**" shall mean, collectively, Parent, Merger Sub, the financing sources under the Parent Financing and any of their respective, direct or indirect, former, current or future equity holders, controlling persons, directors, officers, employees, agents, general or limited partners, managers, management companies, members, stockholders, Affiliates or assignees and any and all, direct or indirect, former, current or future equity holders, controlling persons, directors, officers, employees, agents, general or limited partners, managers, management companies, members, stockholders, Affiliates or assignees of any of the foregoing, and any and all, direct or indirect, former, current or future heirs, executors, administrators, trustees, successors or assigns of any of the foregoing.

"**Parent Plans**"   Section 5.08(a)

"**Paying Agent**"   Section 2.02(a)

"**Paying Agent Agreement**"   Section 2.02(b)

"**Per Share Portion**" shall mean a fraction, the numerator of which is one, and the denominator of which is equal to (i) the number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Company Common Stock held by the Company as treasury stock or held by the Merger Sub or the Parent), plus (ii) the number of shares of Company Common Stock issuable upon the exercise of all Company Stock Options outstanding immediately prior to the Effective Time.

"**Permits**" shall mean permits, licenses, approvals, authorization, registrations, franchises, certificates, notifications, exemptions and other authorizations from all Governmental Entities.

"**Permitted Liens**" shall mean (i) Liens disclosed in Section 3.15(b) of the Company Disclosure Schedule, (ii) easements, covenants, conditions, conditions, restrictions, and other similar matters affecting title to Owned or Leased Real Property and other title defects that do not and could not materially impair the present or proposed use or occupancy of such Owned or Leased Real Property in the operation of the business of the Company and its Subsidiaries; (iii) zoning, building codes, and other land use laws regulating the use or occupancy of such Owned or Leased Real Property or the activities conducted thereon that are imposed by any Governmental Authority having jurisdiction over such Owned Real Property or Leased Real Property that do not, individually or in the aggregate, materially interfere with the ordinary course of business conducted on such property; (iv) mechanics', carriers', workmen's, repairmen's and similar Liens for labor, materials, or supplies incurred in the Ordinary Course of Business for amounts that are (a) not delinquent and would not, in the aggregate, have a Company Material Adverse Effect or (b) being contested in good faith by appropriate proceeds and for which adequate reserves have been established on the latest audited financial statements in accordance with GAAP; and (v) Liens that would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect.

"**Person**" shall mean any individual, corporation, partnership, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Entity or other entity.

"**Pre-Closing Tax Period**"   Section 8.01

"**Preliminary Net Cash Statement**"   Section 2.05(b)(i)

"**Preliminary Working Capital Statement**"   Section 2.05(b)(ii)

"**Product**"   Section 3.05(c)

"**Proxy Statement**" shall mean a proxy statement in respect of the Merger prepared by the Company and delivered to the Stockholders in preparation for the Company Stockholder Meeting.

"**Purchase Price Adjustment**"   Section 2.05(k)

"**Purchase Price Adjustment Escrow Account**"   Section 2.07(a)(i)

"**Purchaser Indemnified Parties**"   Section 7.03(a)

"**Release**" shall mean spilling, leaking, pumping, pouring, injecting, emptying, dumping, disposing, discharging, emitting, depositing, ejecting, leaching, escaping or any other release or threatened release, however defined, whether intentional or unintentional, of any Hazardous Substance and also includes the meaning of such term in any applicable Environmental Law.

"**Reverse Termination Fee**"   Section 9.02(a)(v)

"**Royalty Agreement**" shall mean that certain Royalty Agreement dated as of April 1, 1999 between the Company and Harry C. Sweere.

"**Seller Representatives**"   Preamble

"**Side Letter**" means that certain letter agreement between the Company and Parent dated as of the date of this Agreement.

"**Special Bonus Plan**" shall mean that certain special bonus plan for the Company's management attached as Exhibit A to the Side Letter.

"**Specified Representations**" shall mean the representations and warranties set forth in Sections 3.01 (Corporate Organization), 3.02 (Capitalization; Indebtedness; Guarantees), 3.03(a) (Authority) and 3.06 (Expenses) of this Agreement.

"**Standard Survival Period**"   Section 7.01(a)

"**Stockholder Adjustment Amount**"   Section 2.05(h)

"**Stockholder Note Maker**" shall mean the maker of a Stockholder Note Receivable.

"**Stockholder Note Maker Agreement**"   Section 6.02(d)

"**Stockholder Notes Receivable**" shall mean those certain notes receivable of the Company with a maturity date of July 23, 2012, secured by 1,685,233 shares of Company Common Stock.

"**Stockholders**" shall mean the holders of the Company Common Stock.

"**Straddle Period**"   Section 8.02

"**Subsidiary**" shall mean, with respect to Company, Parent or Merger Sub, as the case may be, any entity, whether incorporated or unincorporated, of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions is directly or indirectly owned or controlled by such party or by one or more of its respective Subsidiaries or by such party and any one or more of its respective Subsidiaries.

"**Superior Proposal**" shall mean a bona fide written Acquisition Proposal (with all percentages in the definition of Acquisition Proposal increased to more than fifty percent (50%) on terms which the Company Board determines in good faith (after consultation with its financial advisors and outside legal counsel and consideration of all terms and conditions of such Acquisition Proposal, including the conditionality, certainty of financings and the timing and likelihood of consummation of such Acquisition

Proposal and the certainty and timing of the financing of such Acquisition Proposal on the terms proposed)) to be more favorable to the holders of Company Common Stock, including from a financial point of view, than those set forth in this Agreement or the terms of any other proposal or revised proposal made by Parent pursuant to the provisions of Section 5.10(b) above.

"**Surviving Corporation**"   Section 1.01

"**Sweere IP Cancellation Agreement**" shall mean an agreement between the Company and Janice Sweere in respect of the termination of the Royalty Agreement and the transfer of certain intellectual property rights to the Company, in form and substance reasonably acceptable to Parent.

"**Takeover Statute**" shall mean MBCA, Chapter 80B.

"**Target Working Capital**" shall mean $8,000,000.

"**Tax**" or "**Taxes**" shall mean any federal, state, local, or non-U.S. income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code §59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, escheat or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not and including any obligations to indemnify or otherwise assume or succeed to the Tax liability of any other Person.

"**Tax Return**" shall mean any return, report, information return or other document (including any related or supporting information) filed or required to be filed with any Government Entity with respect to Taxes, including all information returns relating to Taxes of third parties, any claims for refunds of Taxes and any amendments or supplements to any of the foregoing.

"**Tax Survival Period**"   Section 7.01(c)

"**Termination Fee**"   Section 9.02(a)(i)

"**Third Party Claim**"   Section 7.05(a)

"**to the Knowledge of Parent**"   Section 4.04(a)

"**Transaction Costs**" shall mean all fees, costs and expenses incurred by the Company or any of its Subsidiaries in connection with or in anticipation of the negotiation, execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement (including, without limitation, the fees, costs and expenses of Lazard Middle Market LLC, Monroe Moxness & Berg PA, and Grant Thornton LLP), other than any of the foregoing which have been fully and finally paid prior to the Closing Date.

"**Transaction Price**" shall mean $280,000,000.

"**UK Bribery Act**"   Section 3.20

"**Voting Agreement**"   Recitals

"**Warranty Reserves**"   Section 3.05(c)

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

COMPANY:

ERGOTRON, INC.

By: /s/ Joel Hazzard_____
       Name: Joel Hazzard
       Title: Chief Executive Officer and
           President

SELLER REPRESENTATIVES:

/s/ Mark Moxness_____
Name: Mark Moxness

/s/ Mark J. Nettesheim_____
Name: Mark J. Nettesheim

PARENT:

NORTEK, INC.

By: /s/ Kevin W. Donnelly_____
        Name: Kevin W. Donnelly
        Title: Vice President, General Counsel and
        Secretary

MERGER SUB:

EAGAN ACQUISITION CORPORATION

By: /s/ Kevin W. Donnelly_____
        Name: Kevin W. Donnelly
        Title: Vice President, General Counsel and
        Secretary

EXHIBIT A

ARTICLES OF INCORPORATION OF THE SURVIVING CORPORATION

AMENDED AND RESTATED
ARTICLES OF INCORPORATION

ARTICLE I

The name of this Corporation is Ergotron, Inc.

ARTICLE II

The registered agent of this Corporation is Corporation Service Company and the registered office of this Corporation is located at 380 Jackson Street, Suite 700, St. Paul, MN 55101.

ARTICLE III

This Corporation is authorized to issue an aggregate total of 3,000 shares, all of which shall be designated Common Stock, having a par value of $0.01 per share.

ARTICLE IV

No shareholder of this Corporation shall have any cumulative voting rights.

ARTICLE V

No shareholder of this Corporation shall have any preemptive rights by virtue of Section 302A.413 of the Minnesota Statutes (or similar provisions of future law) to subscribe for, purchase, or acquire any shares of the Corporation of any class, whether unissued or now or hereafter authorized, or any obligations or other securities convertible into or exchangeable for any such shares.

ARTICLE VI

Any action required or permitted to be taken at a meeting of the Board of Directors of this Corporation not needing approval by the shareholders under Minnesota Statutes, Chapter 302A, may be taken by written action signed, or consented to by authenticated electronic communication, by the number of directors that would be required to take such action at a meeting of the Board of Directors at which all directors were present.

ARTICLE VII

Any action required or permitted to be taken at a meeting of shareholders of this Corporation may be taken by written action signed, or consented to by authenticated electronic communication, by shareholders having voting power equal to the voting power that would be required to take the same action at a meeting of the shareholders at which all shareholders were present, but in no event may written action be taken by holders of less than a majority of the voting power of all shares entitled to vote on that action.

ARTICLE VIII

Unless otherwise provided by the Board of Directors, no shareholder of this Corporation shall be entitled to exercise statutory dissenters' rights under Section 302A.471 of the Minnesota Statutes (or similar provisions of future law) in connection with any amendment to these Articles of Incorporation.

ARTICLE IX

No director of this Corporation shall be personally liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty by such director as a director; provided, however, that this Article shall not eliminate or limit the liability of a director to the extent provided by applicable law (1) for any breach of the director's duty of loyalty to the Corporation or its shareholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 302A.559 or 80A.76 of the Minnesota Statutes (or similar provisions of future law), (4) for any transaction from which the director derived an improper personal benefit, or (5) for any act or omission occurring prior to the effective date of this Article. If the Minnesota Statues are amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director to the Corporation, in addition to the limitation on personal liability provided herein, shall be limited to the fullest extent permitted by the amended Minnesota Statues. No amendment to or repeal of this Article shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

EXHIBIT B

BYLAWS OF THE SURVIVING CORPORATION

BY-LAWS
OF
EAGAN ACQUISITION CORPORATION

SHAREHOLDERS

Section 1.01 Place of Meetings. Each meeting of the shareholders shall be held at the principal executive office of the Corporation or at such other place as may be designated by the Board of Directors or the Chief Executive Officer. But any meeting called by or at the demand of a shareholder or shareholders shall be held in the county where the principal executive office of the Corporation is located. The Board of Directors may determine that shareholders not physically present in person or by proxy at a shareholder meeting may, by means of remote communication, participate in a shareholder meeting held at a designated place. The Board of Directors also may determine that a meeting of the shareholders shall not be held at a physical place, but instead solely by means of remote communication. Participation by remote communication constitutes presence at the meeting.

Section 1.02 Regular Meetings. Regular meetings of the shareholders may be held on an annual or other less frequent basis as determined by the Board of Directors; provided, however, that if a regular meeting has not been held during the immediately preceding 15 months, a shareholder or shareholders holding three percent or more of the voting power of all shares entitled to vote may demand a regular meeting of shareholders by written demand given to the Chief Executive Officer or Chief Financial Officer of the Corporation. At each regular meeting the shareholders shall elect qualified successors for directors who serve for an indefinite term or whose terms have expired or are due to expire within six months after the date of the meeting and may transact any other business, provided, however, that no business with respect to which special notice is required by law shall be transacted unless such notice shall have been given.

Section 1.03 Special Meetings. A special meeting of the shareholders may be called for any purpose or purposes at any time by the Chief Executive Officer; by the Chief Financial Officer; by the Board of Directors or any two or more members thereof; or by one or more shareholders holding not less than ten percent of the voting power of all shares of the Corporation entitled to vote (except that a special meeting for the purpose of considering any action to directly or indirectly effect a business combination, including any action to change or otherwise affect the composition of the Board of Directors for that purpose, must be called by shareholders holding not less than twenty-five percent of all shares of the Corporation entitled to vote), who shall demand such special meeting by written notice given to the Chief Executive Officer or the Chief Financial Officer of the Corporation specifying the purposes of such meeting.

Section 1.04 Meetings Held Upon Shareholder Demand. Within 30 days after receipt of a demand by the Chief Executive Officer or the Chief Financial Officer from any shareholder or shareholders entitled to call a meeting of the shareholders, it shall be the duty of the Board of Directors of the Corporation to cause a special or regular meeting of shareholders, as the case may be, to be duly called and held on notice no later than 90 days after receipt of such demand. If the Board fails to cause such a meeting to be called and held as required by this Section, the shareholder or shareholders making the demand may call the meeting by giving notice as provided in Section 1.06 hereof at the expense of the Corporation.

Section 1.05 Adjournments. Any meeting of the shareholders may be adjourned from time to time to another date, time and place. If any meeting of the shareholders is so adjourned, no notice as to such adjourned meeting need be given if the date, time and place at which the meeting will be reconvened are announced at the time of adjournment and the adjourned meeting is held not more than 120 days after the date fixed for the original meeting.

Section 1.06 Notice of Meetings. Unless otherwise required by law, written notice of each meeting of the shareholders, stating the date, time, and place and, in the case of a special meeting, the purpose or purposes, shall be given at least 10 days and not more than 60 days before the meeting to every holder of shares entitled to vote at such meeting except as specified in Section 1.05 or as otherwise permitted by law. Notice may be given to a shareholder by means of electronic communication if the requirements of Minnesota Statutes Section 302A.436, Subdivision 5, as amended from time to time, are met. The business transacted at a special meeting of shareholders is limited to the purposes stated in the notice of the meeting.

Section 1.07 Waiver of Notice. A shareholder may waive notice of the date, time, place, or purpose of a meeting of shareholders. A waiver of notice by a shareholder entitled to notice is effective whether given before, at, or after the meeting, and whether given in writing, orally, by authenticated electronic communication, or by attendance. Attendance by a shareholder at a meeting, including attendance by means of remote communication, is a waiver of notice of that meeting, unless the shareholder objects at the beginning of the meeting to the transaction of business because the meeting is not lawfully called or convened, or objects before a vote on an item of business because the item may not lawfully be considered at that meeting and does not participate in the consideration of the item at that meeting.

Section 1.08 Voting Rights.

Subdivision 1. A shareholder shall have one vote for each share held which is entitled to vote. Except as otherwise required by law, a holder of shares entitled to vote may vote any portion of the shares in any way the shareholder chooses. If a shareholder votes without designating the proportion or number of shares voted in a particular way, the shareholder is deemed to have voted all of the shares in that way.

Subdivision 2. The Board of Directors (or an officer of the Corporation, if authorized by the Board) may fix a date not more than 60 days before the date of a meeting of shareholders as the date for the determination of the holders of shares entitled to notice of and entitled to vote at the meeting. When a date is so fixed, only shareholders on that date are entitled to notice of and permitted to vote at that meeting of shareholders.

Section 1.09 Proxies. A shareholder may cast or authorize the casting of a vote by (a) filing a written appointment of a proxy, signed by the shareholder, with an officer of the Corporation at or before the meeting at which the appointment is to be effective, or (b) by telephonic transmission or authenticated electronic communication, whether or not accompanied by written instructions of the shareholder, of an appointment of a proxy with the Corporation or the Corporation's duly authorized agent at or before the meeting at which the appointment is to be effective. The telephonic transmission or authenticated electronic communication must set forth or be submitted with information from which it can be determined that the appointment was authorized by the shareholder. Any copy, facsimile telecommunication, or other reproduction of the original of either the writing or transmission may be used in lieu of the original, provided that it is a complete and legible reproduction of the entire original.

Section 1.10 Quorum. The holders of a majority of the voting power of the shares entitled to vote at a shareholders meeting are a quorum for the transaction of business. If a quorum is present when a duly called or held meeting is convened, the shareholders present may continue to transact business until adjournment, even though the withdrawal of a number of the shareholders originally present leaves less than the proportion or number otherwise required for a quorum.

Section 1.11 Acts of Shareholders.

Subdivision 1. Except for the election of directors or as otherwise required by law or specified in the Articles of Incorporation of the Corporation, the shareholders shall take action by the affirmative vote of the holders of the greater of (a) a majority of the voting power of the shares present and entitled to vote on that item of business or (b) a majority of the voting power of the minimum number of shares entitled to vote that would constitute a quorum for the transaction of business at a duly held meeting of shareholders. Directors are elected by a plurality of the voting power of the shares present and entitled to vote on the election of directors at a meeting at which a quorum is present.

Subdivision 2. A shareholder voting by proxy authorized to vote on less than all items of business considered at the meeting shall be considered to be present and entitled to vote only with respect to those items of business for which the proxy has authority to vote. A proxy who is given authority by a shareholder who abstains with respect to an item of business shall be considered to have authority to vote on that item of business.

Section 1.12 Action Without a Meeting. Any action required or permitted to be taken at a meeting of the shareholders of the Corporation may be taken without a meeting by written action signed, or consented to by authenticated electronic communication, by all of the shareholders entitled to vote on that action or, if the Articles of Incorporation so provide, by shareholders having voting power equal to the voting power that would be required to take the same action at a meeting of the shareholders at which all shareholders were present, but in no event may written action be taken by holders of less than a majority of the voting power of all shares entitled to vote on that action. The written action is effective when it has been signed, or consented to by authenticated electronic communication, by the required shareholders, unless a different effective time is provided in the written action. If written action is permitted to be taken, and is taken, by less than all shareholders, then all shareholders must be notified of its text and effective time within five days after its effective time.

DIRECTORS

Section 2.01 Number; Qualifications. Except as authorized by the shareholders pursuant to a shareholder control agreement or unanimous affirmative vote, the business and affairs of the Corporation shall be managed by or under the direction of a Board of one or more directors. Directors shall be natural persons. The number of directors to constitute the Board shall be determined from time to time by resolution of the Board. Directors need not be shareholders.

Section 2.02 Term. Each director shall serve for an indefinite term that expires at the next regular meeting of the shareholders. A director shall hold office until a successor is elected and has qualified or until the earlier death, resignation, removal or disqualification of the director.

Section 2.03 Vacancies. Vacancies on the Board of Directors resulting from the death, resignation, removal or disqualification of a director may be filled by the affirmative vote of a majority of the remaining members of the Board, though less than a quorum. Vacancies on the Board resulting from newly created directorships may be filled by the affirmative vote of a majority of the directors serving at the time such directorships are created. Each person elected to fill a vacancy shall hold office until a qualified successor is elected by the shareholders at the next regular meeting or at any special meeting duly called for that purpose.

Section 2.04 Place of Meetings. Each meeting of the Board of Directors shall be held at the principal executive office of the Corporation or at such other place as may be designated from time to time by a majority of the members of the Board or by the Chief Executive Officer. The Board of Directors may determine that a meeting of the Board not be held at a physical place, but instead solely by means of remote communication through which the directors may participate with each other during the meeting.

Section 2.05 Regular Meetings. Regular meetings of the Board of Directors for the election of officers and the transaction of any other business shall be held without notice at the place of and immediately after each regular meeting of the shareholders.

Section 2.06 Special Meetings. A special meeting of the Board of Directors may be called for any purpose or purposes at any time by any member of the Board by giving not less than two days' notice to all directors of the date, time and place of the meeting, provided that when notice is mailed, at least four days' notice shall be given. The notice need not state the purpose of the meeting.

Section 2.07 Waiver of Notice; Previously Scheduled Meetings. Subdivision 1. A director of the Corporation may waive notice of the date, time and place of a meeting of the Board. A waiver of notice by a director entitled to notice is effective whether given before, at or after the meeting, and whether given in writing, orally, by authenticated electronic communication, or by attendance. Attendance by a director at a meeting is a waiver of notice of that meeting, unless the director objects at the beginning of the meeting to the transaction of business because the meeting is not lawfully called or convened and thereafter does not participate in the meeting.

Subdivision 2. If the day or date, time and place of a Board meeting have been provided herein or announced at a previous meeting of the Board, no notice is required. Notice of an adjourned meeting need not be given other than by announcement at the meeting at which adjournment is taken of the date, time and place at which the meeting will be reconvened.

Section 2.08 Quorum. The presence of a majority of the directors currently holding office shall be necessary to constitute a quorum for the transaction of business. In the absence of a quorum, a majority of the directors present may adjourn a meeting from time to time without further notice until a quorum is present. If a quorum is present when a duly called or held meeting is convened, the directors present may continue to transact business until adjournment, even though the withdrawal of a number of the directors originally present leaves less than the proportion or number otherwise required for a quorum.

Section 2.09 Acts of Board. Except as otherwise required by law or specified in the Articles of Incorporation of the Corporation, the Board shall take action by the affirmative vote of a majority of the directors present at a duly held meeting.

Section 2.10 Participation by Remote Communication. A director may participate in a Board meeting by conference telephone, or, if authorized by the Board, by any other means of remote communication through which the director, other directors so participating, and all directors physically present at the meeting may participate with each other during the meeting. A director so participating is deemed present at the meeting.

Section 2.11 Absent Directors. A director of the Corporation may give advance written consent or opposition to a proposal to be acted on at a Board meeting. If the director is not present at the meeting, consent or opposition to a proposal does not constitute presence for purposes of determining the existence of a quorum, but consent or opposition shall be counted as a vote in favor of or against the proposal and shall be entered in the minutes or other record of action at the meeting, if the proposal acted on at the meeting is substantially the same or has substantially the same effect as the proposal to which the director has consented or objected.

Section 2.12 Action Without a Meeting. An action required or permitted to be taken at a Board meeting may be taken without a meeting by written action signed, or consented to by authenticated electronic communication, by all of the directors. Any action, other than an action requiring shareholder approval, if the Articles of Incorporation so provide, may be taken by written action signed, or consented to by authenticated electronic communication, by the number of directors that would be required to take the same action at a meeting of the Board at which all directors were present. The written action is effective when signed, or consented to by authenticated electronic communication, by the required number of directors, unless a different effective time is provided in the written action. If written action is permitted to be taken, and is taken, by less than all directors, then all directors shall be notified immediately of its text and effective date.

Section 2.13 Committees.

Subdivision 1. A resolution approved by the affirmative vote of a majority of the Board may establish committees having the authority of the Board in the management of the business of the Corporation only to the extent provided in the resolution. Committees shall be subject at all times to the direction and control of the Board, except for special litigation committees established under Section 2.14.

Subdivision 2. A committee shall consist of one or more natural persons, who need not be directors, appointed by affirmative vote of a majority of the directors present at a duly held Board meeting.

Subdivision 3. Section 2.04 and Sections 2.06 to 2.12 hereof shall apply to committees and members of committees to the same extent as those sections apply to the Board and directors.

Subdivision 4. Minutes, if any, of committee meetings shall be made available upon request to members of the committee and to any director.

Subdivision 5. Unless otherwise provided in the Articles of Incorporation or the resolution of the Board establishing the committee, a committee may create one or more subcommittees, each consisting of one or more members of the committee, and may delegate to a subcommittee any or all of the authority of the committee. In these By-Laws, unless the language or context clearly indicates that a different meaning is intended, any reference to a committee is deemed to include a subcommittee, and any reference to a committee member is deemed to include a subcommittee member.

Section 2.14 Special Litigation Committee. The Board may establish a committee composed of one or more independent directors or other independent persons to consider legal rights or remedies of the Corporation and whether those rights and remedies should be pursued.

Section 2.15 Compensation. The Board may fix the compensation, if any, of directors.

OFFICERS

Section 3.01 Number and Designation. The Corporation shall have one or more natural persons exercising the functions of the offices of Chief Executive Officer and Chief Financial Officer. The Board of Directors may elect or appoint such other officers as it deems necessary for the operation and management of the Corporation, with such powers, rights, duties, and responsibilities as may be determined by the Board, including, without limitation, a President, one or more Vice Presidents, a Secretary, and a Treasurer, each of whom shall have the powers, rights, duties, and responsibilities set forth in these By-Laws unless otherwise determined by the Board. Any of the offices or functions of those offices may be held by the same person.

Section 3.02 Chief Executive Officer. Unless provided otherwise by a resolution adopted by the Board of Directors, the Chief Executive Officer (a) shall have general active management of the business of the Corporation; (b) shall, when present, preside at all meetings of the shareholders and Board; (c) shall see that all orders and resolutions of the Board are carried into effect; (d) may maintain records of and certify proceedings of the Board and shareholders; and (e) shall perform such other duties as may from time to time be assigned by the Board.

Section 3.03 Chief Financial Officer. Unless provided otherwise by a resolution adopted by the Board of Directors, the Chief Financial Officer (a) shall keep accurate financial records for the Corporation; (b) shall deposit all monies, drafts and checks in the name of and to the credit of the Corporation in such banks and depositories as the Board shall designate from time to time; (c) shall endorse for deposit all notes, checks and drafts received by the Corporation as ordered by the Board, making proper vouchers therefor; (d) shall disburse corporate funds and issue checks and drafts in the name of the Corporation, as ordered by the Board; (e) shall render to the Chief Executive Officer and the Board, whenever requested, an account of all of such officer's transactions as Chief Financial Officer and of the financial condition of the Corporation; and (f) shall perform such other duties as may be prescribed by the Board or the Chief Executive Officer from time to time.

Section 3.04 President. Unless otherwise determined by the Board of Directors, the President shall be the Chief Executive Officer of the Corporation. If an officer other than the President is designated Chief Executive Officer, the President shall perform such duties as may from time to time be assigned by the Board.

Section 3.05 Vice Presidents. Any one or more Vice Presidents, if any, may be designated by the Board of Directors as Executive Vice Presidents or Senior Vice Presidents. During the absence or disability of the President, it shall be the duty of the highest ranking Executive Vice President, and, in the absence of any such Vice President, it shall be the duty of the highest ranking Senior Vice President or other Vice President, who shall be present at the time and able to act, to perform the duties of the President. The determination of who is the highest ranking of two or more persons holding the same office shall, in the absence of specific designation of order of rank by the Board, be made on the basis of the earliest date of appointment or election, or, in the event of simultaneous appointment or election, on the basis of the longest continuous employment by the Corporation.

Section 3.06 Secretary. The Secretary, unless otherwise determined by the Board of Directors, shall attend all meetings of the shareholders and all meetings of the Board, shall record or cause to be recorded all proceedings thereof in a book to be kept for that purpose, and may certify such proceedings. Except as otherwise required or permitted by law or by these By-Laws, the Secretary shall give or cause to be given notice of all meetings of the shareholders and all meetings of the Board.

Section 3.07 Treasurer. Unless otherwise determined by the Board of Directors, the Treasurer shall be the Chief Financial Officer of the Corporation. If an officer other than the Treasurer is designated Chief Financial Officer, the Treasurer shall perform such duties as may from time to time be assigned by the Board.

Section 3.08 Authority and Duties. In addition to the foregoing authority and duties, all officers of the Corporation shall respectively have such authority and perform such duties in the management of the business of the Corporation as may be designated from time to time by the Board of Directors. Unless prohibited by a resolution approved by the affirmative vote of a majority of the directors present, an officer elected or appointed by the Board may, without the approval of the Board, delegate some or all of the duties and powers of an office to other persons.

Section 3.09 Term.

Subdivision 1. All officers of the Corporation shall hold office until their respective successors are chosen and have qualified or until their earlier death, resignation or removal.

Subdivision 2. An officer may resign at any time by giving written notice to the Corporation. The resignation is effective without acceptance when the notice is given to the Corporation, unless a later effective date is specified in the notice.

Subdivision 3. An officer may be removed at any time, with or without cause, by a resolution approved by the affirmative vote of a majority of the directors present at a duly held Board meeting.

Subdivision 4. Any vacancy in the office of Chief Executive Officer or Chief Financial Officer because of death, resignation, removal, disqualification, or other cause shall be filled by the Board for the unexpired portion of the term. Any such vacancy in an office, other than Chief Executive Officer or Chief Financial Officer also may be filled for the unexpired portion of the term by the Board.

Section 3.10 Salaries. The salaries of all officers of the Corporation shall be fixed by the Board of Directors, or by an officer of the Corporation if authorized by the Board.

INDEMNIFICATION

Section 4.01 Indemnification. The Corporation shall indemnify its officers and directors for such expenses and liabilities, in such manner, under such circumstances, and to such extent, as required or permitted by Minnesota Statutes, Section 302A.521, as amended from time to time, or as required or permitted by other provisions of law.

Section 4.02 Insurance. The Corporation may purchase and maintain insurance on behalf of any person in such person's official capacity against any liability asserted against and incurred by such person in or arising from that capacity, whether or not the Corporation would otherwise be required to indemnify the person against the liability.

SHARES

Section 5.01 Certificated and Uncertificated Shares.

Subdivision 1. The shares of the Corporation shall be either certificated shares or uncertificated shares. Each holder of duly issued certificated shares is entitled to a certificate of shares.

Subdivision 2. Each certificate of shares of the Corporation shall bear the corporate seal, if any, and shall be signed by the Chief Executive Officer, or the President or any Vice President, and the Chief Financial Officer, or the Secretary or any Assistant Secretary, but when a certificate is signed by a transfer agent or a registrar, the signature of any such officer and the corporate seal upon such certificate may be facsimiles, engraved or printed. If a person signs or has a facsimile signature placed upon a certificate while an officer, transfer agent or registrar of the Corporation, the certificate may be issued by the Corporation, even if the person has ceased to serve in that capacity before the certificate is issued, with the same effect as if the person had that capacity at the date of its issue.

Subdivision 3. A certificate representing shares issued by the Corporation shall, if the Corporation is authorized to issue shares of more than one class or series, set forth upon the face or back of the certificate, or shall state that the Corporation will furnish to any shareholder upon request and without charge, a full statement of the designations, preferences, limitations and relative rights of the shares of each class or series authorized to be issued, so far as they have been determined, and the authority of the Board to determine the relative rights and preferences of subsequent classes or series.

Subdivision 4. The Corporation may determine that some or all of any or all classes and series of the shares of the Corporation will be uncertificated shares. Any such determination shall not apply to shares represented by a certificate until the certificate is surrendered to the Corporation.

Section 5.02 Declaration of Dividends and Other Distributions. The Board of Directors shall have the authority to declare dividends and other distributions upon the shares of the Corporation to the extent permitted by law.

Section 5.03 Transfer of Shares. Shares of the Corporation may be transferred only on the books of the Corporation by the holder thereof, in person or by such person's attorney. In the case of certificated shares, shares shall be transferred only upon surrender and cancellation of certificates for a like number of shares. The Board of Directors, however, may appoint one or more transfer agents and registrars to maintain the share records of the Corporation and to effect transfers of shares.

Section 5.04 Record Date. The Board of Directors may fix a time, not exceeding 60 days preceding the date fixed for the payment of any dividend or other distribution, as a record date for the determination of the shareholders entitled to receive payment of such dividend or other distribution, and in such case only shareholders of record on the date so fixed shall be entitled to receive payment of such dividend or other distribution, notwithstanding any transfer of any shares on the books of the Corporation after any record date so fixed.

MISCELLANEOUS

Section 6.01 Execution of Instruments. Subdivision 1. All deeds, mortgages, bonds, checks, contracts and other instruments pertaining to the business and affairs of the Corporation shall be signed on behalf of the Corporation by the Chief Executive Officer, or the President, or any Vice President, or by such other person or persons as may be designated from time to time by the Board of Directors.

Subdivision 2. If a document must be executed by persons holding different offices or functions and one person holds such offices or exercises such functions, that person may execute the document in more than one capacity if the document indicates each such capacity.

Section 6.02 Advances. The Corporation may, without a vote of the directors, advance money to its directors, officers or employees to cover expenses that can reasonably be anticipated to be incurred by them in the performance of their duties and for which they would be entitled to reimbursement in the absence of an advance.

Section 6.03 Corporate Seal. The seal of the Corporation, if any, shall be a circular embossed seal having inscribed thereon the name of the Corporation and the following words:

"Corporate Seal Minnesota."

Section 6.04 Fiscal Year. The fiscal year of the Corporation shall be determined by the Board of Directors.

Section 6.05 Amendments. The Board of Directors shall have the power to adopt, amend or repeal the By-Laws of the Corporation, subject to the power of the shareholders to change or repeal the same, provided, however, that the Board shall not adopt, amend or repeal any By-Law fixing a quorum for meetings of shareholders, prescribing procedures for removing directors or filling vacancies in the Board, or fixing the number of directors or their classifications, qualifications or terms of office, but may adopt or amend a By-Law that increases the number of directors.

ANNEX I

FORM OF VOTING AGREEMENT

VOTING AGREEMENT

This Voting Agreement (the "Agreement") is made and entered into this _____ day of December, 2010 (the "Agreement Date"), by and between Nortek, Inc., a Delaware corporation ("Parent") and the Stockholders of Ergotron, Inc., a Minnesota corporation ("Company") named on Schedule 1 hereto (each a "Holder" and collectively "Holders"). Capitalized terms not otherwise defined in this Agreement shall have the meaning ascribed to them in the Merger Agreement (as defined herein).

W I T N E S S E T H:

WHEREAS, pursuant to that certain Agreement and Plan of Merger (the "Merger Agreement") by and among Ergotron, Inc., a Minnesota corporation ("Company"), Seller Representatives, Parent, Eagan Acquisition Corporation, a Minnesota corporation and a wholly owned subsidiary of Parent ("Merger Sub"), Merger Sub will merge with and into Company with Company continuing as the Surviving Corporation and a wholly owned subsidiary of Parent;

WHEREAS, each Holder is the record and beneficial owner of the number of shares of voting common stock (the "Shares") of the Company set forth opposite such Holder's name on Schedule 1 and has the power to vote such Shares at any meeting of the stockholders of the Company; and

WHEREAS, the Merger is contingent upon the satisfaction of certain conditions, including, without limitation, the approval and adoption of the Merger and the Merger Agreement by the affirmative vote of a majority of the outstanding shares of the Company Common Stock by the Stockholders.

NOW, THEREFORE, in consideration of the foregoing recitals, each of which is incorporated into and made a part of this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

A G R E E M E N T:

1.   Voting and Support. At all times throughout the period commencing on the Agreement Date and continuing until the earliest to occur of: (i) the consummation of the Merger, (ii) the termination of the Merger Agreement or (ii) the release of Holder's obligations under Section 4 of this Agreement (the "Term"), each Holder hereby irrevocably agrees to consent or vote (or cause to be voted) the Shares set forth on Schedule 1 (the "Voting Agreement Shares") held by such Holder at every annual, special or adjourned meeting of the Stockholders, including any written consent in lieu of a meeting of Company:

    (i)   in favor of the Merger, the adoption and approval of the transactions contemplated by the Merger Agreement, and the approval of the execution and delivery by the Company of the Merger Agreement,

    (ii)   against any proposal relating to any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Company under the Merger Agreement or where it would result in any of the conditions to Company's obligations under the Merger Agreement not being fulfilled,

(iii)   in favor of any other matter relating to the consummation of the Merger and the transactions contemplated by the Merger Agreement, and

(iv)   against any other action which is intended or would reasonably be expected to impede, interfere with, delay, postpone, discourage or materially adversely affect the transactions contemplated by the Merger Agreement.

During the Term, Holder will not enter into any agreement or understanding with any Person to vote in any manner inconsistent with this Section .

2.   <u>Proxy</u>. Each Holder does hereby grant to, and appoint Mark J. Moxness and Mark J. Nettesheim (collectively, the "<u>Seller Representatives</u>"), and each of them individually, as his, her or its irrevocable proxy and attorney-in-fact (with full power of substitution) to vote the Voting Agreement Shares held by such Holder or provide any consent as provided herein and pursuant to any of the terms, conditions and other provisions contained in this Agreement during the Term. Each Holder intends this proxy to be irrevocable and coupled with an interest and will take such further action and execute and deliver such other instruments as may be necessary to effectuate the intent of this irrevocable proxy and hereby revokes any proxy previously granted by Holder with respect to the Voting Agreement Shares. Notwithstanding the foregoing, this irrevocable proxy will be automatically revoked without any further action on the part of such Holder at the end of the Term. Nothing in this Agreement is intended by the parties to in any way restrict or otherwise control such Holder's satisfaction of his or her fiduciary duties as an officer of Company or as a member of Company's board of directors.

3.   <u>Standstill</u>. Each Holder agrees that throughout the Term and except as in accordance with this Agreement, such Holder will not directly or indirectly:

(i)   sell, assign, transfer, pledge, grant a security interest in or lien on or otherwise dispose of or encumber (collectively, "<u>Sell</u>") any of the Voting Agreement Shares held by such Holder or enter into any contract, option, or other arrangement or undertaking to Sell any of the Voting Agreement Shares held by such Holder; or

(ii)   relinquish control of the voting power with respect to any of the Voting Agreement Shares held by such Holder, deposit any of the Voting Agreement Shares held by such Holder into a voting trust, enter into a voting agreement or arrangement or grant any proxy with respect to any of the Voting Agreement Shares held by such Holder (other than in accordance with Section 2 above).

4.   <u>Release Regarding Superior Proposal</u>. Notwithstanding anything to the contrary contained in this Agreement, each Holder will be fully released from all obligations hereunder and this Agreement shall terminate immediately if a Company Recommendation Change occurs in response to a Superior Proposal that remains a Superior Proposal under Section 5.10(b) of the Merger Agreement resulting in a termination by Company of the Merger Agreement.

5.   <u>Voting Percentage.</u> The parties agree that the Voting Agreement Shares shall not exceed 19.99% (the "<u>Share Percentage Limit</u>") of the issued and outstanding voting common stock of Company ("<u>Voting Agreement Percentage</u>"). If for any reason during the Term it is determined that the Voting Agreement Percentage exceeds the Share Percentage Limit, a sufficient number of Shares included in Voting Agreement Shares shall be immediately released on a pro rata basis among the Holders in an amount necessary to reduce the Voting Agreement Shares to be equal to or less than the Share Percentage Limit. Parent shall have no

rights, and nothing in this Agreement is intended to convey any rights, with respect to any Shares other than the Voting Agreement Shares.

6. Notices. All notices or other communications hereunder shall be required in writing and shall be given by personal delivery or by registered or certified mail (postage prepaid and return receipt requested) addressed as set forth below:

If to Parent: If to a Holder:

Nortek, Inc.

50 Kennedy Plaza   H.C. Sweere Foundation5637 Woodlawn Blvd.

Providence, RI 02903   Minneapolis, MN 55417

Facsimile: (401) 751-9844   Facsimile: _____

Attention: Kevin W. Donnelly, Esq.   Attention: Janice M. Sweere, President

7. Assignment; Binding Effect. This Agreement shall inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns.

8. Interpretation. Each provision of this Agreement and all matters pertaining to this Agreement shall be interpreted and construed pursuant to the laws of the state of Minnesota, without regard to conflict of law provisions contained therein. Any action between the parties concerning or involving this Agreement in any manner shall be instituted only in the applicable Minnesota state or county court or in the U.S. District Court for the District of Minnesota. Each party hereto consents, and shall promptly and voluntarily submit, to the jurisdiction of such courts.

9. Severability. If any of the provisions of this Agreement shall contravene or be invalid under the laws of any jurisdiction where applicable, such contravention or invalidity shall not invalidate all of the provisions of this Agreement, but rather the Agreement shall be construed, insofar as the laws of that particular jurisdiction are concerned, as not containing the invalid or contravening provision, and the rights and obligations of the parties shall be enforced to the fullest extent possible.

10. Costs of Enforcement. In the event it is necessary for the enforcement of this Agreement to employ legal counsel, the prevailing party shall be entitled to out-of-pocket expenses as well as reasonable attorneys' fees.

11. Integration. This Agreement constitutes the entire agreement and understanding and all of the representations and warranties of the parties to this Agreement. This Agreement supersedes any and all prior agreements, negotiations, correspondence, undertakings, promises, covenants, arrangements, communications, representations and warranties, whether oral or written (collectively, the "Prior Communications"), of any party to this Agreement, and no party to this Agreement or any other person may rely or shall be deemed to have relied upon any such Prior Communications.

12. Waiver. This Agreement cannot be changed or terminated, or any performance or condition waived, in whole or in part except by a writing signed by the party against whom enforcement of the changes, termination or waiver is sought. The waiver by either party of any breach or violation of any term or condition

of this Agreement shall not be deemed to constitute the waiver of any other breach of the same or any other term and condition.

13.   <u>Section Headings</u>. The section headings contained in this Agreement are for convenience only and shall in no manner be construed as a part of this Agreement.

14.   <u>Execution of Counterparts; Facsimile or Digital Transmission</u>. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument. The counterparts of this Agreement may be executed and delivered by facsimile or digital transmission by either party to the other party, and the receiving party may rely on the receipt of such document so executed and delivered by telecopy or digital transmission as if the original had been received.

15.   <u>Amendment and Modification</u>. The Agreement may not be amended, modified or supplemented except by an instrument in writing duly executed by the Parent and each of the Seller Representatives.

16.   <u>Parties in Interest</u>. Nothing expressed or implied in this Agreement is intended or shall be construed to confer any rights or remedies under or by reason of this Agreement upon any person other than the parties hereto and their respective heirs, personal representatives, successors and permitted assigns. Nothing in this Agreement is intended to relieve or discharge the liabilities of any third person to the parties hereto.

IN WITNESS WHEREOF, the parties hereunto have duly executed this Agreement as of the Agreement Date.

NORTEK, INC.   HOLDERS:

                                                Harry C. Sweere Foundation

By_____   By: _____
Its:_____   Print Name:_ Janice M. Sweere_____
                                                Title:_ President_____
                                                Address: ____5637 Woodlawn Blvd._____
                                                _____ Minneapolis, MN 55417____
                                                Fax: _____

SCHEDULE 1
to
Voting Agreement

Holder	Shares	Voting Agreement Shares
H.C. Sweere Foundation Janice M. Sweere, 5637 Woodlawn Blvd. Minneapolis, MN 55417	1,729,559	1,719,775
TOTAL SHARES SUBJECT TO VOTING AGREEMENT:		1,719,775

ANNEX II

FORM OF PAYING AGENT AGREEMENT

WELLS FARGO BANK, NATIONAL ASSOCIATION
PAYING AGENT AGREEMENT

This Paying Agent Agreement (this "Agreement") is made and entered into effective on December __, 2010 (the "Effective Date"), by and among Nortek, Inc., a Delaware corporation ("Parent"), Mark Moxness and Mark J. Nettesheim, (collectively, the "Seller Representatives" in their capacity as such pursuant to the Merger Agreement, as defined below), Ergotron, Inc., a Minnesota corporation (the "Company") and Wells Fargo Bank, N.A., a national banking association, as paying agent (the "Paying Agent"). Each capitalized term which is used but not otherwise defined herein has the meaning ascribed to such term in the Merger Agreement (as defined below).

WHEREAS, on the date of this Agreement and pursuant to the terms of that certain Agreement and Plan of Merger, dated December 3, 2010 (the "Merger Agreement"), by and among Parent, Eagan Acquisition Corporation, a Minnesota corporation and wholly-owned subsidiary of Parent ("Merger Sub"), the Company and the Seller Representatives, Merger Sub will merge with and into the Company with the Company continuing as the surviving corporation (the "Merger");

WHEREAS, by virtue of the Merger, at the Effective Time of the Merger, (i) each share of Company Common Stock (the "Shares") issued and outstanding immediately prior to the Effective Time (except as otherwise provided in the Merger Agreement) shall be canceled and converted automatically into the right to receive its Per Share Portion of the Common Merger Consideration and (ii) each Company Stock Option shall vest, accelerate and be canceled and the Optionholders shall be entitled to receive their share of the Option Merger Consideration;

WHEREAS, pursuant to the Merger Agreement and the Escrow Agreement, Parent is required to pay certain amounts to Company Stockholders and Optionholders in accordance with the terms and conditions set forth therein;

WHEREAS, the Parent, the Surviving Corporation and the Seller Representatives desire that the Paying Agent act as its special agent for the purpose of distributing cash to entitled parties; and

WHEREAS, the contents of this Agreement shall be treated as Confidential Data as defined herein,

NOW THEREFORE, in consideration of the mutual covenants herein contained, the parties hereto agree as follows:

ARTICLE I

Section 1.1.   Shareholder List. The Company, the Seller Representatives and the Parent will jointly deliver or cause to be delivered to the Paying Agent i) a complete and correct list of the owners of Shares ("Stockholders") of the Company as of Effective Time identifying each Stockholder by name, address, the number of shares owned, the Offset Amount, if any, and the subsequent distribution allocations (expressed in percentages) and including any share ownership information necessary for the Paying Agent to perform its duties pursuant to this Agreement (including, but not be limited to, certificate numbers, the number of whole shares represented by each certificate, the date of issuance for each certificate and whether any stop transfer instructions or adverse claims are outstanding against such Shares) and ii) the amount of Closing Consideration payable to each Stockholder expressed in dollar amounts and the percentage of the Additional Merger Consideration payable to each Stockholder as set forth on the closing date payment schedule substantially in the form attached hereto as **Schedule A**.

Section 1.2.   Optionholders List. The Company, the Seller Representatives and the Parent will jointly deliver or cause to be delivered to the Paying Agent an electronic list as of the Effective Time of the Optionholders in a form reasonably acceptable to the Paying Agent identifying each Optionholder by name, the address of each Optionholder, the number of shares each option is exercisable into as of the Effective Time and the subsequent distribution allocations (expressed in percentages) and including any additional information necessary for the Paying Agent to perform its duties pursuant to this Agreement and (ii) the amount of payments at Closing payable to each Optionholder expressed in dollar amounts and the percentage of the Additional Merger Consideration payable to each Optionholder as set forth on the closing date payment schedule substantially in the form attached hereto as **Schedule A**.

Section 1.3.   Merger Agreement. The Company, the Seller Representatives and the Parent acknowledge that the Paying Agent is not a party to the Merger Agreement and as such is assumed to be wholly unfamiliar with, and not bound by, the terms contained therein. The Company, however, shall provide the Paying Agent with:

(a)   the Notice of Special Meeting of Stockholders (if applicable);

(b)   a copy of the Merger Agreement

(c)   the Proxy Statement discussing the Merger Agreement delivered to the Stockholders on or about _____, relating to their consideration of the Merger Agreement; and

(d)   resolutions of the Board of Directors of the Parent and the Surviving Corporation approving the Merger.

Section 1.4.   Adjustments to Allocation Percentage. In the event that there is any change to the subsequent allocation percentages or the percentage of Additional Merger Consideration, each as set forth on Schedule A, that each Stockholder and Optionholder is entitled to pursuant to Sections 1.1 and 1.2 due to a change in the amount of Dissenting Shares or otherwise, the Parent and the Seller Representatives shall jointly deliver written instructions to the Paying Agent regarding the adjustment of such percentages as well as an updated Schedule A setting forth such adjustments.

Section 1.4.   Dissenters. The Company, the Seller Representatives and the Parent will jointly deliver or cause to be delivered to the Paying Agent a complete and correct list of dissenters (the "Dissenters") along with instructions as to the disposition of such Dissenting Shares should they be presented to the Paying Agent for exchange. If there are no Dissenters, the Parent and the Seller Representatives will jointly deliver or cause to be delivered to the Paying Agent written confirmation that there are none.

Section 1.5.   Notification to the Paying Agent Regarding Dissenters. If either the Seller Representatives, the Company, or the Parent take in Dissenting Shares and in turn pays cash directly to the Dissenter(s) for those shares, the Parent, the Company, and the Seller Representatives will promptly deliver the shares with an explanatory instruction letter to the Paying Agent, instructing that the shares are to be canceled, and further clarifying whether, the Company, the Seller Representatives, the Parent or the Paying Agent will be responsible for any tax reporting for the disbursement of funds to Dissenters.

Section 1.6.   **Exchange Fund.**

(a)   At or before the Effective Time, Parent shall deposit with the Paying Agent, for the benefit of the Stockholders and Optionholders, the Funding Amount required to be paid pursuant to the Merger Agreement. Parent shall instruct the Paying Agent, pursuant to the terms of the Merger Agreement, to deduct from the Funding Amount (i) the Aggregate Closing Escrow Amount and pay such amount to Wells Fargo Bank, N.A., in its capacity as Escrow Agent pursuant the Escrow Agreement and (ii) the Administrative Escrow Amount and pay such amount to Wells Fargo Bank, N.A., in its capacity as the Administrative Escrow Agent pursuant to the Administrative Escrow Agreement. Pursuant to the terms of the Merger Agreement, additional amounts may from time to time be deposited with the Paying Agent, for the benefit of the Stockholders and Optionholders. The Paying Agent will hold the Funding Amount remaining after deducting the Aggregate Escrow Amount and the Administrative Escrow Amount and any additional amounts received by the Paying Agent in a segregated account (the "Exchange Fund"). Funds on deposit in the Exchange Fund shall be held as provided for in the Merger Agreement and shall be invested by the Paying Agent as jointly directed by the Parent and Seller Representatives pursuant to **Exhibit C**. The Exchange Fund shall not be used for any other purpose except for (i) payment of the Exchange Fund in accordance with this Agreement, the Letter of Transmittal and the Escrow Agreement, (ii) investment of the Exchange Fund, and (iii) receipt of additional deposits pursuant to the Merger Agreement, the Escrow Agreement, and the Administrative Escrow Agreement. Additional deposits pursuant to the Merger Agreement, the Escrow Agreement, and the Administrative Escrow Agreement shall be disbursed to the Stockholders and Optionholders based on the percent allocation expressed within **Schedule A** and as directed in writing by the Parent and the Seller Representatives.

(b) The Paying Agent is hereby authorized and directed to sell or redeem any such investments as it deems necessary to make any payments or distributions required under this Agreement. The Paying Agent shall have no responsibility or liability for any loss which may result from any investment or sale of investment made pursuant to this Agreement. The parties acknowledge that the Paying Agent is not providing investment supervision, recommendations, or advice. Any interest or income produced by such investments shall be deemed part of the Exchange Fund, any interest earned on the Exchange Fund (collectively, the "Exchange Fund Interest") during the term of this Agreement will be for the account of and shall remain the sole property of the Parent, and will be distributed to the Parent upon termination of this Agreement or earlier, upon the written direction of the Parent.

ARTICLE II

The Paying Agent covenants and agrees that:

Section 2.1.   **Letter of Transmittal Mailing.** As soon as practicable after the Effective Time of the Merger, the Paying Agent shall send a Letter of Transmittal, in substantially the form attached as **Exhibit A**, together with a wire form (the "Wire Form"), to be used as an election by each record holder (a "Record Holder") of an outstanding certificate or certificates which immediately prior to the Effective Time evidenced Shares which shall have been converted into the right to be exchanged for a cash payment pursuant to the provisions of the Merger Agreement, and a return envelope addressed to the Paying Agent, to each Record Holder. Such Letter of Transmittal will advise such Record Holder of the terms of such conversion and the procedure for surrendering to the Paying Agent such certificate or certificates in exchange for cash.

Section 2.2.   **Request for Information by Shareholders**. The Paying Agent will promptly respond to any telephone, email or mail requests for information relating to the surrender of stock certificates and the payment of cash therefor.

Section 2.3.   **Proper Form**. The Paying Agent will examine the Letters of Transmittal and certificates delivered or mailed to the Paying Agent by Stockholders to ascertain that (i) the Letters of Transmittal are properly completed and duly executed in accordance with the instructions set forth therein, (ii) no stop transfer instructions are outstanding against such certificates (which determination shall be based solely on the information provided to the Paying Agent under Section 1.1 above), (iii) the certificates have been duly endorsed or assigned for transfer or have been delivered to the Paying Agent, where required, and are otherwise in proper form for surrender, (iv) any other documents contemplated by a Letter of Transmittal are properly completed and duly executed in accordance with the Letter of Transmittal, (v) such Shares do not constitute Dissenters' Shares, and (vi) no payment pursuant to the Merger Agreement was previously made with respect to such Shares (other than as specifically provided for herein). In cases where the Letter of Transmittal has been improperly completed or executed or where the shares presented are not in proper form for transfer, or if some other irregularity exists in connection with their surrender, including any irregularity relating to stop transfer instructions, the Paying Agent will consult with the Parent and the Seller Representatives on taking such actions as are necessary to cause such irregularity to be corrected. In this regard, the Paying Agent is authorized to waive an irregularity in connection with the surrender of Shares after review of the irregularity with the Parent and the Seller Representatives and after approval in writing by each, provided that the Paying Agent agrees that waiving such irregularity shall not cause the Paying Agent to be subjected to any potential liability related thereto.

Section 2.4.   **Submission of Stock Certificates and Payments to Stockholders**.

(a) Subject to Sections 2.4(c) and 2.8, the Company, the Parent and the Seller Representatives hereby jointly direct the Paying Agent, consistent with this Agreement and the Letter of Transmittal and/or Wire Form and Schedule A, to promptly mail by first class mail to each Stockholder who has surrendered exchangeable Shares or at the request of such Stockholder make available for pick-up upon reasonable advance notice to allow for processing time, a check drawn, or remit a bank wire transfer (if applicable), in the amount of Closing Consideration set forth directly across from such Stockholder's name on Schedule A. Wire transfer instructions will be provided for each Stockholder electing a bank wire transfer by direction of the Stockholder in accordance with a completed Wire Form. If payment is made by check, it shall be made payable to the holder of record of the Shares represented by such certificates or to the person whose name has been specified in the New Registration Instructions contained in the Letter of Transmittal received by the Paying Agent with respect to payment of the Closing Consideration for such shares.

(b) Any Additional Merger Consideration payments will be paid in accordance with the subsequent distribution allocation percentages set forth on Schedule A to holders who have surrendered exchangeable Shares upon delivery of the funds from the Escrow Agent or from the Parent in respect of a Purchase Price Adjustment and in respect of a Company Tax Refund to the Paying Agent for purpose of payment to Stockholders. The Paying Agent will forward all such payment by first-class mail, postage prepaid.

(c) Attached hereto as **Exhibit B** is a list of the Stockholder Note Makers. Pursuant to the Merger Agreement, (i) the Merger Consideration due to each Stockholder Note Maker pursuant to Section 2.4 (a) has been reduced by the Offset Amount as set forth on Schedule A in order to render the applicable Stockholder Note Receivable paid in full as of the Effective Date and (ii) the Company shall mark the applicable Stockholder Notes Receivable "Paid-in-Full" and return it to each applicable Stockholder Note Maker at such Stockholder's address listed on Schedule A.

Section 2.5. Cash Payments to Optionholders.

(a) The Company, the Parent and the Seller Representatives hereby jointly direct the Paying Agent, consistent with this Agreement, the Merger Agreement and Schedule A, to promptly mail by first class mail to each Optionholder listed on Schedule A a check drawn in the amount of payments at Closing payable to each Optionholder set forth directly across from such Optionholder's name on Schedule A.

(b) Any Additional Merger Consideration payments will be paid to the Optionholders in accordance with the subsequent distribution allocation percentages set forth on Schedule A upon delivery of the funds from the Escrow Agent (or from the Parent in respect of a Purchase Price Adjustment or in respect of a Company Tax Refund) to the Paying Agent for purpose of payment to Optionholders.

Section 2.6. Lost, Stolen or Destroyed Certificates. If any Stockholder reports that the failure to surrender a certificate representing Shares registered in his, her or its name is due to the theft, loss or destruction thereof, the Paying Agent shall require that such Stockholder deliver to the Paying Agent an affidavit of such theft, loss or destruction in form reasonably acceptable to the Paying Agent and the Parent and that such Stockholder furnish a bond of indemnity in an amount not more than double the value of such Shares and in form satisfactory to the Paying Agent and Parent before delivering to such Stockholder or its transferee the Common Merger Consideration to which it is entitled. Thereafter, the Paying Agent may effect payment to such Stockholder as though the certificate had been surrendered. The Paying Agent shall be held harmless and indemnified by the Company from any and all liability with respect to any payment made to any Stockholder on the basis of any such affidavit and bond of indemnity without presentation of a certificate.

Section 2.7. Tax Reporting.

(a) Payments to Stockholders. The Paying Agent will report organizational actions based on constructive receipt rules, unless the Company provides an issuer statement pursuant to IRC §6045B that states a different reporting period should apply as the effective date of the organizational action. The Paying Agent's withholding obligation will be based on the Effective Date of the organizational action regardless of when payment is actually made; the Paying Agent will prepare and file on behalf of the Company, if required in connection with payments made by the Paying Agent to former Stockholders under this Agreement, the appropriate Internal Revenue Service ("IRS") Form 1099B. All amounts or payments of Additional Merger Consideration will be reported in the same manner using IRS Form 1099B.

(b) Payments to Non Employee Holders of Options. The Company will handle or cause to be handled any tax reporting that must be done regarding payments to Optionholders and on W-2's. Pursuant to the Escrow Agreement, the Escrow Agent is responsible for reporting income earned in the Escrow Account; as between the Escrow Agent and the Paying Agent, the Paying Agent will have no duty to report any such income.

(c) IRS Tax Identification Forms. The Paying Agent shall be considered the payor with respect to payments made on behalf of the Company pursuant to the terms of this Agreement, except in the case of subsequent distributions resulting in interest payments to Stockholders, and except in the case of payments to Optionholders. Accordingly, except as provided in the foregoing sentence, the Paying Agent is considered the "withholding agent" for purposes of the payments as that term is defined under the regulations of the IRS. The Paying Agent will solicit Stockholders with IRS. Form W-8 (foreign) as part of the Letter of Transmittal mailing. The Paying Agent will also either: (i) solicit Stockholders with IRS Form W9 (domestic) as part of the Letter of Transmittal mailing; or (ii) receive from the Company written certification that the Company has obtained or will obtain a certified Form W-9 (as evidenced on Schedule A) from all Stockholders prior to delivery of the files with Stockholder information. The Company hereby agrees that it shall retain any such W-9 forms and make them available to the Paying Agent upon the Paying Agent's request. If such tax reporting documentation is not provided by the Stockholder or by the Company and certified to the Paying Agent, the Paying Agent may be required by the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder, to withhold a portion of any payment made to the Stockholder pursuant to this Agreement.

(d) Indemnification. The Parent and the Seller Representatives (with respect to the Seller Representatives, out of the Administrative Escrow Fund) shall jointly and severally indemnify, defend and hold the Paying Agent harmless from and against any tax, late payment, interest, penalty or other cost or expense that may be assessed against the Paying Agent arising out of or in connection with the performance of the Paying Agent's obligations under the terms of this Section 2.7 unless such tax, late payment, interest, penalty or other expense was directly caused by the gross negligence or willful misconduct of the Paying Agent. The indemnification provided by this Section 2.7(d) is in addition to the indemnification provided in Section 4.5 and shall survive the resignation or removal of the Paying Agent and the termination of this Agreement.

Section 2.8.   Submission of Stock Certificates Not of Record but Who Have Acquired Their Shares in Due Course. Certain stock certificates may be tendered by Stockholders who are holders in due course but are not registered holders. Upon submission of such a certificate duly endorsed or with assignments duly executed by the registered holder (or his duly appointed agent, attorney, executor, administrator, guardian or other fiduciary), together with the requisite medallion guarantee of signature (and evidence of authority if appropriate) if such certificate is accompanied by a duly completed and executed Letter of Transmittal, the Paying Agent will be entitled to treat such certificate as if surrendered by the registered holder thereof; provided, however, it shall be a condition of the payment thereof that that the Person requesting such exchange shall pay to the Paying Agent in advance any transfer or other similar Taxes required by reason of the payment of the Common Merger Consideration to any Person other than the registered holder of the Certificate surrendered, or required for any other reason relating to such holder or requesting Person, or shall establish to the reasonable satisfaction of the Paying Agent that such Tax has been paid or is not payable.

Section 2.9. Cancellation of Surrendered Stock Certificates, Stockholders Lists. At the time of the Paying Agent's issuance of a check as described in Section 2.4 above, the Paying Agent will cancel each stock certificate surrendered in exchange for such check. For the term of this Agreement, the Paying Agent will maintain on a continuing basis a list of those Stockholders who have surrendered their stock certificates, and at the request of the Parent or the Seller

Representatives, the Paying Agent will inform each as to whether certain Stockholders have surrendered their shares. The Paying Agent will also make available to the Parent and the Seller Representatives such other information as the Paying Agent may have in its possession and as they may reasonably request from time to time.

Section 2.10. Canceled Stock. Subject to applicable law and regulation, the Paying Agent shall maintain (i) in a retrievable database electronic records or (ii) in hard copy form physical records of all canceled stock certificates which have been canceled by the Paying Agent. The Paying Agent shall maintain such electronic records or physical records for the time period required by applicable law and regulation. Upon written request of the Parent or the Seller Representatives (and at the expense of the requesting party), the Paying Agent shall provide to the requesting party or its designee copies of such electronic records or physical records relating to stock certificates canceled by the Paying Agent.

Section 2.11. Mailing of Second Letter of Transmittal and Unexchanged Shareholder Program. The Paying Agent shall send a second Letter of Transmittal to all Stockholders that have failed to send in their stock for exchange at a time deemed appropriate by the Paying Agent, which will typically be not earlier than four (4) and not later than eight (8) months after the Effective Time of the Merger.

ARTICLE III

Section 3.1. Termination of Exchange Fund. If any portion of the Exchange Fund remains unclaimed by the Stockholders or Optionholders thirty (30) days after the later of (i) the Tax Survival Period and (ii) the final distribution of all amounts pursuant to the Escrow Agreement and the Administrative Escrow Fund, such portion shall be paid to Parent, and the Exchange Fund shall be closed; and thereafter, this Agreement shall terminate. Any Stockholder or Optionholder shall thereafter look only to Parent for payment of the Common Merger Consideration or Option Merger Consideration payable in respect of each share of Company Common Stock or Company Stock Option held by such Person at the Effective Time as determined pursuant to this Agreement, in each case, without any interest thereon following the closing of the Exchange Fund. Notwithstanding anything to the contrary contained herein, none of Parent, the Company, the Seller Representatives, the Paying Agent or any other Person shall be liable to any former Stockholder or Optionholder for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

Section 3.2. Unclaimed Property Administration. If applicable and subject to applicable unclaimed property laws, the Paying Agent will initiate unclaimed property reporting services for unclaimed shares and related cash distributions, which may be deemed abandoned or otherwise subject to applicable unclaimed property law or regulation. Such services may include preparation of unclaimed property reports, delivery of abandoned property to various states, completion of required due diligence notifications, responses to inquiries from owners, and such other services as may reasonably be necessary to comply with applicable unclaimed property laws or regulations.

Section 3.3. Information about Unclaimed Property. The Company shall assist the Paying Agent and provide such cooperation as may reasonably be necessary in the performance of the services hereunder.

Section 3.4. Inquiries about Unclaimed Property. The Paying Agent shall assist the Company in responding to inquiries from administrators of state unclaimed property law or regulation regarding reports filed on the Company's behalf or in response to requests to confirm the name of a reclaiming owner. The Paying Agent shall exercise reasonable efforts to obtain release agreements from the various states offering such release agreements with respect to reports and abandoned property delivered to them and indemnification agreements from those states willing to provide them.

Section 3.5. Remittance of Unclaimed Property. The Paying Agent or its duly appointed agent shall timely remit unclaimed funds to the appropriate state or jurisdiction, solely as provided for under applicable unclaimed property law or regulation. The Paying Agent shall provide such reports regarding unclaimed property services hereunder as the Company may reasonably request from time to time together with responsible documentation supporting the Paying Agent's decision to remit any unclaimed funds prior to the termination of this Agreement pursuant to Section 3.1.

Section 3.6. Lost Security Holder Search Services. Pursuant to Securities and Exchange Commission (the "SEC") rules (See SEC Rule 240.17Ad-17, as amended), the Paying Agent is required to provide the following services regarding lost security holder accounts, which together constitute Standard Search Services: a) conduct a national database search between three and twelve months after a lost security holder account is identified; b) if the first national database search is not successful in locating the holder, conduct a second search between six and twelve months later; c) report to the SEC in required filings, information about the age of lost security holder accounts and amounts escheated to the various states.

Section 3.6. Exceptions to SEC Lost Security Holder Search Requirements. Exceptions to the SEC search requirements include deceased security holders, security holders that are not natural persons (e.g., corporations, partnerships), and cases where the value of all amounts due to the security holder are less than $25.

ARTICLE IV

Section 4.1. Advice of Counsel.

(a) Advice in Case of Defective Submission. The Paying Agent is authorized to cooperate with and furnish information to the Parent and/or the Seller Representatives and shall seek and follow, and may rely upon, the joint advice of the Parent and the Seller Representatives with respect to any action to be taken by the Paying Agent if the Paying Agent receives any of the following:

(i)   any request for payment with respect to certificates claimed to be lost or stolen;

(ii)   any submission of stock certificates not accompanied by a duly completed and executed Letter of Transmittal;

(iii)   any request that payment be made with respect to any Shares to any person other than the registered holder thereof (except as provided for in Section 2.8 above); or

(iv)   any request by a Stockholder that the Paying Agent take any action other than that specified in this Agreement with respect to the exchange of his or her Shares for cash, payments to former Optionholders, or payments of Additional Merger Consideration.

(b) Advice in Other Cases. Notwithstanding the provisions of Section 4.1(a) above, the Paying Agent may, when the Paying Agent deems it desirable and after prior consultation with the Parent and the Seller Representatives, seek advice of the Paying Agent's own counsel in connection with the Paying Agent's services as Paying Agent hereunder and the Paying Agent shall be entitled in to rely in good faith upon any such advice received in writing and to be compensated for the fees and expenses of such counsel as provided in Section 4.2 below.

Section 4.2.   Fees and Expenses. The Parent and the Seller Representatives (with respect to the Seller Representative, out of the Administrative Escrow Fund) will pay or cause to be paid to the Paying Agent fees for the Paying Agent's services hereunder as set forth in **Exhibit D** attached hereto, payable upon the Paying Agent's invoice to the Parent and the Seller Representatives. The Parent, on the one hand, and the Seller Representatives, on the other hand, will each be responsible for half of any payment of the Paying Agent's fees and expenses in accordance with this Section 4.2.

Section 4.3.   Timeliness and Accuracy of Records. The Paying Agent's agreement to the terms and conditions of this Agreement and the fee schedule attached assumes that the records of the Company or its transfer agent are accurate, received in a timely fashion and in good order so that conversion of the records may be completed efficiently and additional balancing and/or correcting of the records shall not be not required. If the records are received late, or are inaccurate, incomplete and/or otherwise not in good order, the mailing of materials to shareholders may need to be delayed and additional fees may apply as appropriate for time spent correcting and/or balancing the records.

Section 4.4. **Authorized Company Representatives**. The Seller Representatives and each of the following officers of the Parent, acting jointly, are authorized to give the Paying Agent any further instructions in connection with the Paying Agent acting as Paying Agent hereunder:

Name	Title	Phone Number
Kevin W. Donnelly	VP and General Counsel	(401) 751-1600
Edward J. Cooney	VP and Treasurer	(401) 751-1600
Julia McGwin	Assistant Treasurer	(401) 751-1600

Section 4.5. **Reliance upon Certificates, Instructions.** The Paying Agent shall be protected in relying and acting, or refusing to act, without further investigation upon any joint certificate or certification, instruction, direction, statement, request, consent, agreement, or other instrument (collectively "Certificates and Instructions") whatsoever furnished to the Paying Agent by an authorized representative of the Parent and the Seller Representatives, not only as to its due execution and validity and the effectiveness of its provisions, but also as to the truth and accuracy of any information therein contained, which the Paying Agent shall in good faith believe to be genuine or to have been signed or presented by a proper person or persons. The Paying Agent shall have no responsibility or liability for the accuracy or inaccuracy of such Certificates and Instructions.

Section 4.6. **Indemnification**. The Parent and the Seller Representatives (with respect to the Seller Representatives, out of he Administrative Escrow Fund) shall jointly and severally indemnify and hold harmless the Paying Agent from and against any and all losses, liabilities, costs, damages or expenses, including, without limitation, reasonable attorneys' fees and expenses, incurred or made, arising out of or in connection with the performance of the Paying Agent's obligations under the provisions of this Agreement, including but not limited to, acting, or refusing to act, in reliance upon any signature, endorsement, assignment, certificate, order, request, notice, report, record, instructions or other instrument or document believed by the Paying Agent in good faith to be valid, genuine and sufficient; provided, however, such indemnification shall not apply to any such act or omission finally adjudicated to have been directly caused by the willful misconduct or gross negligence of the Paying Agent. The Paying Agent shall be under no obligation to institute or defend any action, suit, or legal proceeding in connection herewith or to take any other action likely to involve the Paying Agent in expense, unless first indemnified to the Paying Agent's satisfaction. The indemnities provided by this paragraph shall survive the resignation or discharge of the Paying Agent or the termination of this Agreement. Anything in this Agreement to the contrary notwithstanding, in no event shall the Paying Agent, the Company, the Parent or the Seller Representatives be liable under or in connection with the Agreement for indirect, special, incidental, punitive or consequential losses or damages of any kind whatsoever, including but not limited to lost profits, whether or not foreseeable, even if the Paying Agent, the Company, the Parent or the Seller Representatives have been advised of the possibility thereof and regardless of the form of action in which such damages are sought.

Section 4.8. **Amendments, etc.** No provision of this Agreement may be changed, waived, discharged or terminated except by an instrument in writing signed by the Paying Agent, the Parent and the Seller Representatives. Any inconsistency between this Agreement, on the one hand, and the Merger Agreement and the Letter of Transmittal, on the other, shall be resolved in favor of the Merger Agreement and the Letter of Transmittal, with the qualification that (a) the Paying Agent is not a party to the Merger Agreement and as such is not subject to its terms, as noted in Section 1.2 above, and (b) the rights and obligations of the Paying Agent shall be governed solely by the provisions of this Agreement. In the absence of written notice from the Parent and the Seller Representatives to the effect that an inconsistency exists between the Merger Agreement or Letter of Transmittal and this Agreement, the Paying Agent shall be entitled to assume that no such inconsistency exists.

Section 4.9. **Notices.** All notices to be given by one party to the other under this Agreement shall be in writing and shall be sufficient if made to such party at their respective address set forth below by:

      (a) personal delivery (including delivery by any commercial delivery service);

(b) registered or certified mail, postage prepaid, return receipt requested; or

(c) facsimile transmission ("Fax") followed by mail delivery pursuant to subsection (b);

If to the Company, to:	With copy to:

If to Parent, to:	With copy to:

Nortek, Inc.
Attention: Julia McGwin, Asst Treasurer
50 Kennedy Plaza
Providence, RI 02903
Facsimile: (401) 751-9844

Ropes & Gray LLP
Attention: John B. Ayer, Esq.
Prudential Tower
800 Boylston Street
Boston, MA 02199
Facsimile: (617) 235 0240

If to the Seller Representatives, to:	With copy to:

Mark Moxness
Monroe Moxness Berg PA
8000 Norman Center Drive
Suite 1000
Minneapolis, MN 55437
Fax: 952-885-5969

Richard Gibson
Monroe Moxness Berg PA
8000 Norman Center Drive
Suite 1000
Minneapolis, MN 55437
Fax: 952-885-5969

Mark J. Nettesheim
9151 Great Plains Boulevard
Chanhassen, MN 55317-8606
Telephone: (952) 403-1701

If to the Paying Agent:

Wells Fargo Shareowner Services
Attn: Andrew Wassing
161 North Concord Exchange
South St. Paul, Minnesota 55075-1139

Telephone: 651-306-4440
Facsimile: 651-450-4078

These addresses may be changed by giving written notice to the other party.

All notices and communications hereunder shall be in writing and shall be deemed to have been duly given if mailed, by registered or certified mail, return receipt requested, or, if by other means, including facsimile capable of transmitting or creating a written record directly to the office of the recipient, when received by the recipient party at the address shown above, or at such other addresses as may hereafter be furnished to the parties by like notice. Any such demand, notice or communication hereunder shall be deemed to have been received on the date received at the premises of the addressee (as evidenced, in the case of registered or certified mail, by the date noted on the return receipt, or in the case of facsimile, the date noted on the confirmation of such transmission).

Section 4.10. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.

Section 4.11. Law. This Agreement shall be governed in all respects, including validity, interpretation and effect, by the laws of the State of Minnesota.

<center>**ARTICLE V**</center>

Section 5.1.   Confidential Data. The Paying Agent, the Parent, the Company and the Seller Representatives acknowledge that during the course of this Agreement, the parties hereto may make confidential data available to each other or may otherwise obtain proprietary or confidential information regarding the Company, its shareholders or other rights owners, or the Paying Agent (collectively, the "Confidential Data"). Confidential Data includes all information not generally known or used by others and which gives, or may give the possessor of such information an advantage over its competitors or which could cause the Surviving Corporation or the Paying Agent injury, loss of reputation or loss of goodwill if disclosed. Such information includes, but is not necessarily limited to, data or information which identifies past, current or potential customers, shareholders, business practices, financial results, research, development, systems and plans; and/or certain information and material identified by the Company, the Parent, the Seller Representatives or the Paying Agent as "Proprietary" or "Confidential"; and/or data the Paying Agent furnishes to the Parent, the Company or the Seller Representatives from the Paying Agent's database; and/or data received from the Company, the Parent or the Seller Representatives and enhanced by the Paying Agent. Confidential Data may be written, oral, recorded, or maintained on other forms of electronic media. Because of the sensitive nature of the information that the Parent, the Seller Representatives or the Paying Agent and its employees or agents may obtain as a result of this Agreement, the intent of the parties is that these provisions be interpreted as broadly as possible to protect Confidential Data.

Section 5.2.   Relief. The Paying Agent acknowledges that all Confidential Data furnished by the Company, the Seller Representatives or the Parent is considered proprietary and strictly confidential. The Paying Agent also acknowledges that the unauthorized use or disclosure of any Confidential Data may cause irreparable harm to the Company, the Parent or the Seller Representatives. Accordingly, the Paying Agent agrees that the Company, the Parent or the Seller Representatives shall be entitled to equitable relief, including injunctive relief, in addition to all other remedies available at law for any threatened or actual breach of this agreement or any threatened or actual unauthorized use or disclosure of Confidential Data. The Parent, the Seller Representatives and the Company agree that the provisions and remedies of this section shall also apply to Confidential Data received by the Parent, the Seller Representatives or the Company relating to the Paying Agent.

Section 5.3.   Security Measures. The Paying Agent will employ the same security measures to protect Confidential Data received from the Parent, the Seller Representatives and the Company that it would employ for its own comparable confidential information (but in no event less than a reasonable degree of care in handling Confidential Data). Without limiting the foregoing, the Paying Agent further agrees, subject to applicable law and regulations, that: (i) Confidential Data shall not be distributed, disclosed, or conveyed to any third party except by prior written approval of the Parent and the Seller Representatives; (ii) no copies or reproductions shall be made of any Confidential Data, except as needed to provide the services described in this Agreement; and (iii) the Paying Agent shall not use any Confidential Data for its own benefit or for the benefit of any third party.

Section 5.4.   Subpoena, Summons or Legal Process. Except as prohibited by applicable law or regulation, the Paying Agent shall promptly notify the Parent, the Seller Representatives and the Company in writing of any subpoena, summons or other legal process served on the Paying Agent for the purpose of obtaining Confidential Data (i) consisting of a shareholder list, such as an identified class of shareholders, or (ii) relating to significant regulatory action or litigation that would have a material effect on the performance of the Paying Agent, the Parent, the Seller Representatives or the Company. In such cases, the Parent, the Seller Representatives or the Company shall have a reasonable opportunity to seek appropriate protective measures; provided, however, that this subsection shall not require the Paying Agent to notify the Parent, the Seller Representatives or the Company of its receipt of any subpoena, summons or other legal process seeking Confidential Data for a single shareholder or group of related shareholders in connection with routine tax levies or other routine third party litigation involving a shareholder or if the Paying Agent is prohibited by law or regulation from making such disclosure. The Parent and the Seller Representatives (out of the Administrative Escrow Fund) will indemnify the Paying Agent for all reasonable expenses incurred by the Paying Agent in connection with determining the lawful release of the Confidential Data which each being responsible for 50% of such indemnification.

Section 5.5. **Exceptions.** The obligations set forth in Sections 5.1 through 5.4 above shall not apply to:

(a) any disclosure specifically authorized in writing by the Parent, the Seller Representatives or the Paying Agent;

(b) any disclosure required by applicable law or regulation, including pursuant to a court order; or

(c) Confidential Data which:

(1) has become public without violation of this Agreement; or
(2) was disclosed to the receiving party by a third party not under an obligation of confidentiality to any party; or
(3) was independently developed by the disclosing party not otherwise in violation or breach of this Agreement or any other obligation of the parties to each other; or
(4) was rightfully known to the receiving party prior to entering into this Agreement.

Section 5.6. **Obligations Beyond Termination or Assignment.** The obligations of each party set forth in Sections 5.5(a), (b) and (c) above shall survive termination or assignment of this Agreement.

Section 5.7. Compliance. The Paying Agent's appointment and acceptance of its duties under this Agreement is contingent upon verification of all regulatory requirements applicable to the Company, the Parent and the Seller Representatives, including successful completion of a final background check. These conditions include, without limitation, requirements under the USA Patriot Act Customer Identification Program (CIP), the Bank Secrecy Act (BSA), and the U.S. Department of the Treasury Office of Foreign Assets Control (OFAC), each as may be amended from time to time. If these conditions are not met, the Paying Agent may at its option promptly terminate this Agreement in whole or in part, and without the Paying Agent having any liability or incurring any additional costs.

Section 5.8. Certain Costs. Without limiting in any manner the joint and several nature of the indemnification of Parent and the Seller Representatives in favor of the Paying Agent with respect to Section 2.7(d) or Section 4.6, the Parent and the Seller Representatives (with respect to the Seller Representatives, out of the Administrative Escrow Fund) agree among themselves that the Parent, on the one hand, and the Seller Representatives, on the other hand, will each be responsible for 50% of any costs or expenses with respect to any indemnification pursuant to Section 2.7(d) or Section 4.6, without regard to the party that actually incurs or pays such costs to the Paying Agent; provided, however, that if either of the Parent or the Seller Representatives is required to pay to the Paying Agent more than such party's 50% share of the costs and expenses under Section 2.7(d) or Section 4.6, then the underpaying party will reimburse the overpaying party for the excess, which in the case of the Seller Representatives will be paid by the Seller Representatives out of the Administrative Escrow Fund.

IN WITNESS WHEREOF, the parties have caused their names to be signed hereto by their duly authorized officers, all as of the date first written above.

PARENT:
NORTEK, INC.

____
By:
Its:

COMPANY:
ERGOTRON, INC.

____
By:
Its:

SELLER REPRESENTATIVES:

____
Mark J. Moxness

____
Mark J. Nettesheim

PAYINGAGENT:
WELLS FARGO BANK, NATIONAL ASSOCIATION

By ___________________________________
Name: ________________________________
Title: _________________________________

Exhibit A

Letter of Transmittal

LETTER OF TRANSMITTAL
Exchange of Common Stock of **Ergotron, Inc.**
for Cash

In connection with the merger of Eagan Acquisition Corporation, a Minnesota corporation (the "Merger Sub") and a wholly owned subsidiary of Nortek, Inc., a Delaware corporation (the "Parent"), with and into Ergotron, Inc., a Minnesota corporation (the "Company"), effective December __, 2010, the undersigned as a registered holder of the shares represented by the stock certificate(s) enclosed with this Letter of Transmittal, hereby surrenders the enclosed certificate(s) and shares shown below in exchange for the right to receive cash in the amount of the Per Share Portion of the Closing Consideration and the Per Share Portion of any Additional Merger Consideration, each as defined in the Agreement and Plan of Merger (the "Merger Agreement"), dated December 3, 2010, by and among Parent, Merger Sub, the Company and the Seller Representatives (as defined therein). Capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement.

All shareholders must complete Boxes A, B, and G to receive any Common Merger Consideration. Please also read the "General Instructions" on pages 3-4.

FOR OFFICE USE ONLY   **Approved** _____ **W-9 Completed** _____

BOX A - Signature of Registered Shareholders	BOX B - Certificate(s) Enclosed	
(Must be signed by all registered shareholders; include legal capacity if signing on behalf of an entity)	Certificate Number(s) (Attach additional signed list, if necessary)	Number of Shares Represented by Each Certificate
Signature		
Signature		
Telephone Number	**Total Shares Surrendered:**	

☐ **Lost Certificate(s). I have lost my certificate(s) for _____ shares and require assistance in replacing the shares. See Instruction below for Lost Certificate(s).**

BOX C - New Registration Instructions	BOX D - One Time Delivery Instructions
To be completed *ONLY* if the check is to be issued in the name(s) of someone other than the registered holder(s) in Box E. **ISSUE TO:**	To be completed *ONLY* if the check is to delivered to an address other than that listed in Box E. **MAIL TO:**
Name	**Name**
Street Address	**Street Address**
City, State and Zip Code	**City, State and Zip Code**

Please remember to complete and sign the Substitute Form W-9 in Box G on the next page or, if applicable, the enclosed W-8BEN form.

BOX E - Name and Address of Registered Holder(s)	BOX F - Medallion Guarantee
Please make any address corrections below.	If you have completed Box C, your signature must be *Medallion Guaranteed* by an eligible financial institution.
☐ Indicates permanent address change	**Note: A notarization by a notary public is not acceptable.**

BOX G - Request for Taxpayer Identification Number and Certification - Substitute Form W-9

CERTIFICATION - Under penalties of perjury, I certify that:

1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and

2. I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, and

3. I am a U.S. citizen or other U.S. person (as defined in the instructions below)

Notification of Backup Withholding

__ I have been notified by the Internal Revenue Service (IRS) that I am currently subject to backup withholding as a result of a failure to report all interest and dividends on my tax return. I understand that marking this box will result in backup withholding on any disbursements made to this account.

"The Internal Revenue Service does not require your consent to any provision of this document other than the certifications required to avoid backup withholding."

Signature: _____ Date: _____

NOTICE TO NON-RESIDENT ALIEN INDIVIDUALS OR FOREIGN ENTITIES (e.g. foreign corporation, partnership or trusts): *DO NOT COMPLETE THE ABOVE SUBSTITUTE FORM W-9.* **COMPLETE THE ENCLOSED FORM W-8BEN, OR OBTAIN ONE AT www.irs.gov OR CALL 877-262-8260 FOR COPY OF FORM W-8BEN. COMPLETE AND RETURN THE FORM W-8BEN CERTIFICATION OF FOREIGN STATUS. FAILURE TO DO SO WILL SUBJECT YOU TO FEDERAL BACKUP WITHHOLDING AT THE CURRENT APPLICABLE RATE.**

Surrender of the shares and certificates, execution and delivery of this Letter of Transmittal and execution of an Affidavit of Lost Stock Certificate, if applicable, are subject to the terms, conditions and limitations set forth in the Merger Agreement and this Letter of Transmittal (including its instructions), and, if such surrender is prior to the Closing Date of the transactions contemplated by the Merger Agreement, conditioned upon the consummation of the transactions contemplated by the Merger Agreement at the Closing. A copy of the Merger Agreement is included with this Letter of Transmittal. Delivery of this Letter of Transmittal to an address other than as set forth below does not constitute a valid delivery to the Paying Agent. The above signatory acknowledges and agrees that the Seller Representatives will act on his, her or its behalf in accordance with Section 2.08(a) of the Merger Agreement with respect to the Merger and the transactions contemplated by the Merger Agreement.

The above signatory hereby represents and warrants that the he/she/it has full power and authority to submit, sell, assign and transfer the certificates submitted herewith and the Shares evidenced thereby free and clear of all liens, restrictions, charges and encumbrances, and the same are not and will not be subject to any adverse claims. The above signatory will, upon request, execute and deliver any additional documents reasonably necessary or desirable to complete the delivery of the certificates and such Shares. All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the above signatory, and any obligation of the above signatory hereunder shall be binding upon the heirs, executors, administrators, personal representatives, trustees in bankruptcy, successors and assigns of the above signatory. The above signatory further represents and warrants that the he/she/it has read and understands the instructions accompanying this Letter of Transmittal.

The above signatory hereby releases the Company, Parent, Merger Sub, Surviving Corporation, the Seller Representatives and each of their respective officers, directors, employees, affiliates and successors (collectively, the "Released Parties") from any and all claims, demands, and causes of action of any nature whatsoever that the above signatory has or may have against any Released Parties arising from the above signatory's standing as a former purchaser and holder of securities of the Company, including any claims related to violations of federal or state securities laws, any claims for indemnification by reason of the fact that any such recipient was a controlling person, director, employee or representative of the Company or any Subsidiary of the Company or was serving as such for another Person at the request of the Company or any Subsidiary of the Company with respect to any claim brought by a Purchaser Indemnified Party against the Seller Representatives under this Agreement for indemnification or otherwise relating to this Agreement or any transaction contemplated by the Merger Agreement, any claims related to the Merger or other transactions contemplated by the Merger Agreement, or the exercise of any dissenters' or appraisal rights as a result of the Merger; provided, however, that the above signatory does not hereby release any of the Released Parties with respect to (i) any claims for indemnification, other than those specifically referenced above, under the Company's corporate charter, by-laws or any ongoing contractual agreements if the above signatory is an indemnitee thereunder in his/her/its capacity as a director, officer, employee or Seller Representative of the Company and (ii) claims relating to ongoing contractual commitments of any Released Parties, other than the Merger Agreement, to the above signatory that are outstanding immediately following the Effective Time of the Merger (but excluding contractual commitments to the extent such commitments relate to the above signatory's status as a Stockholder of the Company or the above signatory's purchase of securities of the Company).

The submission of any certificates in accordance with this Letter of Transmittal is irrevocable, except that if such surrender of certificates is prior to the Closing Date of the transactions contemplated by the Merger Agreement, the surrender is conditioned upon the consummation of the transactions contemplated by the Merger Agreement at the Closing. The above signatory understands and acknowledges that an amount may be deducted and withheld from the Merger Consideration payable in respect of each Share as required under the Code or any applicable provision of U.S. federal, state, local or non-U.S. Tax Law and such withheld amounts (i) will promptly be paid to the appropriate taxing authority and (ii) will be treated for all purposes as having been paid to the holder of such Shares in respect of whom such deduction was made.

General Instructions
Forming Part of the Terms and Conditions
Please read this information carefully.

BOX A-Signatures: All registered shareholders must sign as indicated in Box A. If you are signing on behalf of a registered shareholder or entity your signature must include your legal capacity. If any of the Shares surrendered herewith are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal. If the certificates have been assigned, the signatures must be the signatures of the assignees, exactly as the names of the assignees appear on the instrument of assignment. If the endorsement is executed by an attorney, executor, administrator, guardian or other fiduciary, or by an officer of a corporation, the person executing the endorsement must give his or her full title in such capacity, and appropriate evidence of authority to act in such capacity must be forwarded with the certificate(s) surrendered. If the endorsement is executed by anyone other than the registered holder(s) of the Shares surrendered, please provide legal documentation that will serve as appropriate evidence of authority to act. If you have any questions about appropriate documentation, please call [number to be provided by Paying Agent.]

YOU OR YOUR GUARANTOR MAY ACCESS THE SECURITIES TRANSFER ASSOCIATION (STA) RECOMMENDED REQUIREMENTS ON-LINE AT www.stai.org.

BOX B-Certificate Detail: List all certificate numbers and shares submitted in Box B.

BOX C-New Registration: If the check is to be issued in the name(s) of someone other than the registered holder(s) in Box E, provide the new registration instructions (name and address) in Box C. See notice to non-resident aliens above. All changes in registration require a Medallion Signature Guarantee. Joint registrations must include the form of tenancy. Custodial registrations must include the name of the Custodian (only one). Trust account registrations must include the names of all current acting trustees and the date of the trust agreement.

If the check is issued to someone other than the registered holder(s) in Box E, Box G must be completed to certify the tax identification number for the new registration of U.S. citizen, resident or entity. Signature must be that of the new registration indicated. If payment of the Common Merger Consideration is to be made to any Person other than the registered holder of the certificate surrendered in exchange therefor, it shall be a condition of the payment thereof that the certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the Person requesting such exchange shall pay to the Paying Agent in advance any transfer or other similar Taxes required by reason of the payment of the Common Merger Consideration to any Person other than the registered holder of the certificate surrendered, or required for any other reason relating to such holder or requesting Person, or shall establish to the reasonable satisfaction of the Paying Agent that such Tax has been paid or is not payable.

BOX D-One Time Delivery: If the check is to delivered to an address other than that listed in Box E, complete Box D. Any address shown in Box D will be treated as a one-time only mailing instruction.

BOX E-Current Name and Address of Registered Shareholder: If your permanent address should be changed on Wells Fargo Shareowner Services records, please make the necessary changes in Box E.

BOX F-Signature Guarantee: Box F (*Medallion* Guarantee) only needs to be completed if the name on the check will be different from the current registration shown in Box E. This guarantee is a form of signature verification which can be obtained through an eligible financial institution such as a commercial bank, trust company, securities broker/dealer, credit union or savings institution participating in a Medallion program approved by the Securities Transfer Association. Verification by notary public is not sufficient.

BOX G-Request for Taxpayer Identification Number and Certification - Substitute Form W-9: Complete Box G for registration of U.S. citizen, resident or entity to certify tax identification number. Please provide the social security or employer identification number of the person or entity receiving payment, including signature and date for the above described shares. Completion of the Substitute Form W-9 certifies that receiver of the payment is not subject to backup withholding. Failure to complete the form will subject the recipient to the applicable federal income tax withholding from any cash payment made to them pursuant to the exchange. If Box C has been completed, the person named therein will be required to complete the Substitute Form W-9.

NOTICE TO NON-RESIDENT ALIEN INDIVIDUALS OR FOREIGN ENTITIES (e.g. foreign corporation, partnership or trusts): DO NOT COMPLETE SUBSTITUTE FORM W-9. RATHER, COMPLETE AND RETURN THE FORM W-8BEN CERTIFICATION OF FOREIGN STATUS. FORM W-8BEN CAN BE FOUND AT www.irs.gov OR CALL 877-262-8260 FOR A COPY. FAILURE TO RETURN A COMPLETED FORM W-8BEN WILL SUBJECT YOU TO FEDERAL BACKUP WITHHOLDING AT THE CURRENT APPLICABLE RATE.

- **Wire Form:** To elect a bank wire transfer please complete the attached Wire Form in its entirety. Please contact your bank for questions regarding the appropriate bank routing number and account number to be used.

Definition of U.S. Person: For federal tax purposes, you are considered a U.S. person if you are (1) An individual who is a U.S. citizen or U.S. resident alien, (2) A partnership, corporation, company or association created or organized in the United States or under the laws of the United States, (3) An estate (other than a foreign estate), or (4) A domestic trust (as defined in regulation 301.7701-7).

Deficient Presentments: If you request a registration change that is not in proper form, the required documentation will be requested from you.

Lost, Stolen or Destroyed Stock Certificates: If your certificate(s) are lost, stolen or destroyed, please check the appropriate box below

Box A and complete and return the Letter of Transmittal to Wells Fargo Shareowner Services. Further, if required by the Paying Agent and the Parent, the holder of any Shares represented by lost, stolen or destroyed certificates must deliver a bond of indemnity to the Paying Agent with one or more sureties satisfactory to the Paying Agent and Parent of at least double the value of such Shares in order to indemnify the Parent, the Company, the Merger Sub and Paying Agent against any claim in respect of such certificate. Please call 1-877-262-8260] to obtain an Affidavit of Lost Stock Certificate and for instructions as to the steps you must take in order to receive payment of the Common Merger Consideration.

Returning Certificates: Return this Letter of Transmittal with the certificate(s) to be exchanged **_only_** to Wells Fargo Shareowner Services at the address below. DO NOT ENDORSE your certificate(s) or accompany it/them with any stock power if the checks for payment of the Common Merger Consideration are to be made payable to the name of the person executing this Letter of Transmittal and no special issuance instructions are provided in either Box C or D. The method of delivery is at your option and your risk, but it is recommended that documents be delivered via a registered method, insured for 2% of the value of your shares. Shares to be surrendered will be deemed delivered only when actually received by the Paying Agent. All Stockholders, by execution of this Letter of Transmittal, waive any right to receive any notice of the acceptance of their Shares for payment.

By Mail to:	*By Overnight Courier or Hand-Delivery to:*
Wells Fargo Shareowner Services	Wells Fargo Shareowner Services
Attention: PASS TEAM	Attention PASS TEAM
P.O. Box 64854	161 North Concord Exchange
St. Paul, MN 55164-0854	South St. Paul, MN 55075

For additional information please contact our Shareowner Relations Department at 1-877-262-8260.17

Exhibit B

[To be attached]

Exhibit C

[To be attached]

Exhibit D

Investment Direction for Cash Balances

Wells Fargo Shareowner Services

Investment Direction for Cash Balances

Direction to use Wells Fargo Funds for cash balances for the following Account(s):

Account Name/Issuer Name:

Wells Fargo Bank, N.A. is hereby directed, as indicated below or as I shall direct further from time to time, to systematically invest all cash held in the above referenced Account(s) in one of the following Wells Fargo Advantage Funds, Service Class, (the "Fund") (Check One):

____   Prime Investment Money Market Fund (#791)

____   Cash Investment Money Market Fund (#250)

____   Government Money Market Fund (#743)

____   Treasury Plus Money Market Fund (#454)

____   100% Treasury Money Market Fund (#008)

I acknowledge that I have received and reviewed the Fund's prospectus online and have determined that the Fund is an appropriate investment for the Account(s).

I understand from reading the Fund's prospectus that Wells Fargo Funds Management, LLC, ("Wells Fargo Funds Management"), a wholly-owned subsidiary of Wells Fargo & Company, provides investment advisory and other administrative services for the *Wells Fargo Advantage Funds.* Other affiliates of Wells Fargo & Company provide sub-advisory and other services for the Funds. Boston Financial Data Services serves as transfer agent for the Funds. The Funds are distributed by Wells Fargo Funds Distributor, LLC, Member NASD/SIPC, an affiliate of Wells Fargo & Company. I also understand that Wells Fargo & Company will be paid, and its bank affiliates may be paid, fees for services to the Funds and that those fees may include Processing Organization fees as described in the Fund's prospectus.

I understand that investments in the Fund are not obligations of, or endorsed or guaranteed by, Wells Fargo Bank or its affiliates and are not insured by the Federal Deposit Insurance Corporation.

I acknowledge that I have full power to direct investments of the account(s) listed above.

I understand that I may change this direction at any time and that it shall continue in effect until revoked or modified by me by written notice to you. I also understand that if I choose to communicate this investment direction solely via facsimile, then the investment direction will be understood to be enforceable and binding.

_____
Company Name

By: _____
Authorized Representative

_____
Title

_____
Date

ANNEX III

FORM OF ESCROW AGREEMENT

ESCROW AGREEMENT

This ESCROW AGREEMENT (this "<u>Agreement</u>"), dated as of December [ ], 2010, is by and among (i) Ergotron, Inc., a Minnesota corporation (the "<u>Company</u>"), (ii) Mark J. Moxness and Mark J. Nettesheim, in their capacity as the Seller Representatives, (iii) Nortek, Inc., a Delaware corporation ("<u>Parent</u>") and (iv) Wells Fargo Bank, National Association, a national banking association (the "<u>Escrow Agent</u>"), as the Escrow Agent. The Company, the Seller Representatives and Parent are sometimes referred to collectively herein as the "Parties" and individually as a "Party." Capitalized terms that are not defined herein shall have the respective meanings given to them in the Merger Agreement (as defined below).

WHEREAS, Parent, Eagan Acquisition Corporation, a Minnesota corporation and a wholly owned subsidiary of Parent ("<u>Merger Sub</u>"), the Company and the Seller Representatives have entered into an Agreement and Plan of Merger, dated as of December 3, 2010 (the "<u>Merger Agreement</u>"), pursuant to which Merger Sub will be merged with and into the Company as of the Effective Time. At the Effective Time, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as Surviving Corporation and a wholly owned subsidiary of Parent and shall succeed to and assume all the rights and obligations of Merger Sub in accordance with the MBCA;

WHEREAS, pursuant to the terms of the Merger Agreement, a portion of the Funding Amount is being placed in escrow hereunder in order to satisfy the terms and conditions of Section 2.07 of the Merger Agreement and subject to the limitations of Sections 2.05, 2.06(b), and 7.04(a) of the Merger Agreement; and

WHEREAS, this Agreement sets forth, among other things, the basis on which the Escrow Agent will receive and hold, and make disbursements from, the Escrow Fund and the duties for which the Escrow Agent will be responsible.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.   *Appointment of the Escrow Agent; Identification of Paying Agent*. The parties hereby appoint and designate Wells Fargo Bank, National Association as the Escrow Agent, and Wells Fargo Bank, National Association hereby accepts such appointment and agrees to perform the duties of the Escrow Agent under the terms and conditions set forth herein. The Paying Agent shall be as indentified on Exhibit A.

2.   *Deposit of Escrow Fund*.

(a)   Upon receipt of the Funding Amount pursuant to Section 2.02(a) of the Merger Agreement, the Paying Agent, as set forth below, shall deposit in a separate escrow fund established by the Escrow Agent, an amount in cash equal to the Aggregate Closing Escrow Amount in accordance with the Merger Agreement. Such amount deposited, together with all interest, gains or other income earned with respect thereto, is collectively referred to herein as the "<u>Escrow Fund</u>". Subject to the terms and conditions of this Agreement, the Escrow Agent shall hold the Escrow Fund in three separate and distinct sub-accounts, until they are distributed in accordance herewith, as follows:

(i)   *Purchase Price Adjustment Escrow Account*. Six Million Dollars ($6,000,000) shall be held in a sub-account of the Escrow Fund designated as the purchase price adjustment escrow sub-account (the "Purchase Price Adjustment Escrow Account") to provide for any Purchase Price Adjustments pursuant to Section 2.05 of the Merger Agreement;

(ii) *Dissenting Shares Escrow Account*. An amount equal to [   ] Dollars ($[   ]) (the product of (x) the Dissenting Shares at Closing and (y) the Dissenting Shares Per Share Portion) shall be held in a sub-account of the Escrow Fund designated as the dissenting shares escrow sub-account (the "Dissenting Shares Escrow Account") to provide for amounts payable for Dissenting Shares pursuant to Section 2.06(a) of the Merger Agreement and subject to the limitations of Section 2.06(b) of the Merger Agreement; and

(iii) *Indemnity Escrow Account*. Sixteen Million Dollars ($16,000,000) shall be held in a sub-account of the Escrow Fund designated as the indemnity escrow sub-account (the "Indemnity Escrow Account") to provide for amounts payable for Indemnifiable Losses of Purchaser Indemnified Parties pursuant to Article VII and Section 8.01 of the Merger Agreement and for other amounts payable pursuant to Section 2.05, if applicable, of the Merger Agreement.

Each of the Purchase Price Adjustment Escrow Account, the Dissenting Shares Escrow Account and the Indemnity Escrow Account is referred to herein individually as an "Escrow Account" and collectively as the "Escrow Accounts."

(b) *Investments*.

(i) The Escrow Agent is authorized and directed to deposit, transfer, hold and invest the Escrow Fund and any investment income thereon as set forth in Exhibit B hereto, or as set forth in any subsequent written instruction signed by the Seller Representatives and Parent. Any investment earnings and income on the Escrow Fund shall become part of the Escrow Funds on deposit in the applicable sub-account, and shall be disbursed in accordance with Section 4, 5 and 6 of this Escrow Agreement.

(ii) The Escrow Agent is hereby authorized and directed to sell or redeem any such investments as it deems necessary to make any payments or distributions required under this Escrow Agreement. The Escrow Agent shall have no responsibility or liability for any loss which may result from any investment or sale of investment made pursuant to this Escrow Agreement. The Escrow Agent is hereby authorized, in making or disposing of any investment permitted by this Escrow Agreement, to deal with itself (in its individual capacity) or with any one or more of its affiliates, whether it or any such affiliate is acting as agent of the Escrow Agent or for any third person or dealing as principal for its own account. The Parties acknowledge that the Escrow Agent is not providing investment supervision, recommendations, or advice.

3. *Acknowledgment*. The Escrow Agent shall acknowledge receipt of the Aggregate Closing Escrow Amount in writing to Parent and Seller Representatives, which the Parties hereto acknowledge and agree is equal to [   ] Dollars ($[   ]). Upon receipt of the subsequent escrow deposit, if any, resulting from the Company Tax Refund pursuant to Section 2.07(b) of the Merger Agreement and the deposit of the same into the Indemnity Escrow Account, the Escrow Agent shall acknowledge receipt and deposit of same in writing to Parent and the Seller Representatives. The Escrow Agent agrees to hold the Escrow Fund in the Escrow Accounts subject to the terms and conditions of this Agreement. The Escrow Agent shall not distribute or release the Escrow Fund except in accordance with the express terms and conditions of this

Agreement.

4.   *Release of Purchase Price Adjustment Escrow Account.* Upon receipt by the Escrow Agent of a joint written notice signed by each of the Seller Representatives and Parent stating that there has been a final determination with respect to any Purchase Price Adjustments pursuant to Section 2.05 of the Merger Agreement and specifying the amounts to be distributed pursuant to Sections 4(a), (b) and (c) below, the Escrow Agent shall distribute in accordance with this Section 4 as promptly as practicable by wire transfer of immediately available funds:

(a)   *first*, to Parent, the Parent Adjustment Amount, if any, from the Purchase Price Adjustment Escrow Account;

(b)   *second*, to Parent, an amount equal to the excess, if any, of the Parent Adjustment Amount over the amount in the Purchase Price Adjustment Escrow Account immediately prior to the distribution required by Section 4(a), from the Indemnity Escrow Account; and

(c)   *third*, to the Paying Agent for deposit in the Exchange Fund, the remaining amount, if any, of the Purchase Price Adjustment Escrow Account immediately after the distributions required by Sections 4(a) and (b), if any.

After all of the distributions required by this Section 4 are completed, the Purchase Price Adjustment Escrow Account shall be closed by the Escrow Agent.

5.   *Release from Dissenting Shares Escrow Account.*

(a)   *List of Dissenting Stockholders*. Attached hereto as <u>Exhibit C</u> is a list setting forth (i) the name of each Stockholder holding Dissenting Shares ("<u>Dissenting Stockholders</u>"), (ii) the number of Dissenting Shares held by each Dissenting Stockholder at Closing, and (iii) in respect of each Dissenting Stockholder, an amount equal to the product of (x) such Dissenting Stockholder's Dissenting Shares and (y) the Per Share Portion of the Closing Consideration (such product, the "<u>Dissenting Stockholder's Fair Value Portion</u>").

(b)   *Notice of Dissenting Procedures and Deposit of Shares*. Within two (2) Business Days after the Effective Date, Parent shall cause Surviving Corporation to send out a notice of procedure and request for deposit of shares of Company Common Stock (the "<u>Procedural Notice and Share Demand</u>") to all Dissenting Stockholders, which Procedural Notice and Share Demand shall comply in all respects with the requirements of Subdivision 4(a) of MBCA § 302A.473.

(c)   *Surviving Corporation's Receipt of Payment Demand and Certificated Shares*. Parent shall cause Surviving Corporation to keep a record of the responses of the Dissenting Stockholders to the Procedural Notice and Share Demand and shall forward copies of the same to the Seller Representatives. Parent further shall cause Surviving Corporation to prepare, and provide to the Seller Representatives, a list of each Dissenting Stockholder who, within thirty (30) days after the date of the Procedural Notice and Share Demand, (i) demanded payment and (ii) deposited such Dissenting Stockholder's certificated shares of Company Common Stock with the Surviving Corporation.

(d)   *Fair Value Remittance List*. Parent shall cause Surviving Corporation to prepare a remittance list of those Dissenting Stockholders who have complied fully with Subdivisions 3 and 4 of MBCA § 302A.473 (the "<u>Remittance List</u>"). The Remittance List shall set forth (i) the name of each such Dissenting Stockholder, (ii) the number of certificated shares of Company Common Stock deposited with Surviving Corporation by each such Dissenting Stockholder, (iii) each such Dissenting Stockholder's Fair Value Portion. Surviving Corporation shall submit the Remittance List to the Seller Representatives, together with copies of each Dissenting Stockholder's payment demand and copies of all certificated shares of Company Common Stock deposited with Surviving Corporation by Dissenting Stockholders. Immediately thereafter:

(i)   Parent and the Seller Representatives shall jointly direct the Escrow Agent in writing to transfer to Surviving Corporation from the Dissenting Shares Escrow Account, the aggregate amount of all Dissenting Stockholder's Fair Value Portions on the Remittance List plus any interest required by MBCA § 302A.473, as calculated by Surviving Corporation, for disbursement in accordance with Section 5(e); and

(ii)   Parent and the Seller Representatives shall further jointly direct the Escrow Agent in writing to transfer from the Dissenting Shares Escrow Account to the Paying Agent for deposit in the Exchange Fund the Dissenting Stockholder's Fair Value Portion with respect to any Dissenting Stockholder not included on the Remittance List because the Dissenting Stockholder did not comply fully with Subdivisions 3 and 4 of MBCA § 302A.473 (each, an "Excluded Dissenting Stockholder"), and Surviving Corporation shall cause the Paying Agent to remit to each Excluded Dissenting Stockholder such Dissenting Stockholder's Fair Value Portion. Pursuant to Section 2.06 of the Merger Agreement, each such Excluded Dissenting Stockholder shall no longer constitute a Dissenting Stockholder and each Dissenting Share held by an Excluded Dissenting Stockholder will be treated as if it had been converted, as of the Effective Time, into the right to receive a portion of the Merger Consideration, without interest.

(e)   *Remittance and Materials*. Parent shall cause Surviving Corporation to remit to each Dissenting Stockholder on the Remittance List, such Dissenting Stockholder's Fair Value Portion plus any interest required by MBCA § 302A.473, accompanied by the materials described in Subdivision 5(a) of MBCA § 302A.473, which materials shall have been approved in writing by the Seller Representatives. In such materials, the Company's estimate of "fair value" of the Dissenting Shares under Subdivision 5(a)(2) of MBCA § 302A.473 shall provide that "fair value" includes the Dissenting Stockholder's Fair Value Portion (including required interest) that is being remitted with the materials plus the right to receive the product of (x) such Dissenting Stockholder's Dissenting Shares and (y) the Per Share Portion of the Additional Merger Consideration. To the extent necessary, Parent shall cause Surviving Corporation to provide any notice required and otherwise comply with Subdivision 5(b) of MBCA § 302A.473.

(f)   *Supplemental Payment Demands*. Parent shall cause Surviving Corporation to provide to the Seller Representatives (i) a copy of each Dissenting Stockholder's response to the Section 5(e) remittance and materials, including the Dissenting Stockholder's own estimate of the fair value of the shares, (ii) a list of each Dissenting Stockholder that demanded supplemental payment ("Supplemental Payment") under Subdivision 6 of MBCA § 302A.473 (including, to the extent applicable, any Dissenting Stockholder that, pursuant to Subdivision 5(b) of MBCA § 302A.473, has declined an offer and demanded payment) and (iii) a list of any Dissenting Stockholder that failed to make a demand within the requirements of Subdivision 6 of MBCA § 302A.473 and, by such failure, has accepted the Dissenting Stockholder's Fair Value Portion plus interest remitted pursuant to Section 5(e) above.

(g)   *Response to Demand for Supplemental Payment*. In the event the aggregate

Supplemental Payment demands (plus (x) any interest attributable thereto included in such demand and (y) any amount equal to a reasonable estimate of expenses potentially payable by the Surviving Corporation in respect thereof) are equal to or less than the then remaining balance in the Dissenting Shares Escrow Account, the Seller Representatives shall (i) direct the Escrow Agent in writing to pay such Dissenting Stockholders the Supplemental Payment demand in accordance with Subdivision 6 of MBCA § 302A.473, or such lesser amount agreed to by Dissenting Stockholder (provided, however, that the Seller Representatives shall not, without the prior written consent of Parent, direct the Escrow Agent to pay any Dissenting Stockholder an amount per Dissenting Share, which, if multiplied by all other Dissenting Shares held by other Dissenting Stockholders, would produce an amount that exceeds the then remaining balance in the Dissenting Shares Escrow Account immediately after such payment to such Dissenting Stockholder), or (ii) direct the Surviving Corporation to file a petition to determine the fair value of the Dissenting Shares as provided in Subdivision 7 of MBCA § 302A.473 (all as contemplated by Section 5(i) below). In the event the aggregate Supplemental Payment demands (plus (x) any interest attributable thereto included in such demand and (y) any amount equal to a reasonable estimate of expenses potentially payable by the Surviving Corporation in respect thereof) are greater than the then remaining balance in the Dissenting Shares Escrow Account, Parent, on behalf of the Surviving Corporation shall (i) pay such Dissenting Stockholder the Supplemental Payment demand in accordance with Subdivision 6 of MBCA § 302A.473, or such lesser amount agreed to by Dissenting Stockholder, or (ii) file a petition to determine the fair value of the Dissenting Shares as provided in Subdivision 7 of MBCA § 302A.473.

(h)   *Distribution for Payment of Supplemental Payment*. In the event of payment of any demand for Supplemental Payment (plus any interest attributable thereto included in such demand) as determined pursuant to Section 5(g) above, Parent and the Seller Representatives shall jointly direct the Escrow Agent in writing to transfer from the Dissenting Shares Escrow Account to the Surviving Corporation via wire transfer, the amount thereof (the "Supplemental Demand Claim"). The Supplemental Demand Claim shall equal the amount by which the Supplemental Payment exceeds the amount already remitted to such Dissenting Stockholder for their Dissenting Shares plus the right to receive the amount of Additional Merger Consideration, if any, to which the Dissenting Stockholder is entitled.

(i)   *Escrow Payments of Court Claims*. With respect to any Dissenting Stockholder for which, pursuant Sections 5(g) and 5(h), no Supplement Payment is made and not otherwise settled, Surviving Corporation, within sixty (60) days after receiving Dissenting Stockholder's demand for Supplemental Payment, shall file in court a petition requesting that the court determine the fair market value of the Dissenting Shares, plus interest, in accordance with Subdivision 7 of MBCA § 302A.473 (the "Court Claim"). Parent shall control the Court Claim; provided, however, that in the event the aggregate demands for Supplement Payment are equal to or less than the then remaining balance in the Dissenting Shares Escrow Account, the Seller Representatives shall have the right to participate in the Court Claim and employ its own counsel at its own expense and Surviving Corporation shall promptly provide to the Seller Representatives copies of all items related to its compliance with Subdivision 7 of MBCA § 302A.473 and all other materials related to the proceeding, including all items or materials submitted to Surviving Corporation or to the court by the Dissenting Stockholder, including the Dissenting Stockholder's own estimate of fair market value. Upon a settlement or a final and non-appealable determination of the fair market value of the Dissenting Shares in the Court Claim (such amount, whether through settlement or court determination, the "Court FMV Amount"), Surviving Corporation, Parent and the Seller Representatives shall:

(i)   if the Court FMV Amount plus any interest thereon is greater than the

Dissenting Stockholder's Fair Value Portion plus the amount of Additional Merger Consideration, if any, to which the Dissenting Stockholder is entitled, within ten (10) days of such determination, jointly direct the Escrow Agent in writing to transfer such excess amount (to the extent of the then remaining balance of the Dissenting Shares Escrow Account), via wire transfer, to Surviving Corporation for payment (together with such additional amounts required, if any, from Parent or Surviving Corporation) to the Dissenting Stockholder; or

(ii)   if the Court FMV Amount plus any interest thereon is equal to or less than the Dissenting Stockholder's Fair Value Portion previously remitted plus the amount of Additional Merger Consideration, if any, to which the Dissenting Stockholder is entitled, notify Dissenting Stockholder that all payments under MBCA § 302A.473 have been made in full and the remittance shall be deemed in full satisfaction of all Dissenting Shares rights under MBCA § 302A.473, and Parent and the Seller Representatives shall jointly direct the Escrow Agent in writing to transfer the then remaining balance of the Dissenting Shares Escrow Account in respect of the Dissenting Shares in the Court Claim to the Exchange Fund.

(j)   _Release of Escrowed Funds_. At such time as the rights with respect to all of the Dissenting Shares are satisfied under MBCA § 302A.473, whether by failure of perfection, acceptance of remittance, payment of a Supplemental Payment Claim, payment of Court FMV Amount or otherwise, Parent and the Seller Representatives will jointly direct the Escrow Agent in writing to pay all remaining amounts from the Dissenting Shares Escrow Account to the Paying Agent for deposit in the Exchange Fund after deducting any reasonably documented expenses, costs or fees incurred by Parent or Surviving Corporation and any expenses, costs, or fees (including expenses of the court, whether or not incurred by Parent or Surviving Corporation) required to be paid by Parent or Surviving Corporation pursuant to this Section 5 which amounts the Escrow Agent shall pay to Parent, and at that point, the Dissenting Shares Escrow Account shall be closed.

6.   _Additional Deposits, Claims and Payments to Indemnity Escrow Account; Release from Indemnity Escrow Account._

(a)   _Additional Deposit to Indemnity Escrow Account._ Following Surviving Corporation's receipt of the Company Tax Refund, Parent shall pay the lesser of (i) the actual amount of such Company Tax Refund received by the Surviving Corporation and (ii) Four Million Dollars ($4,000,000) to the Escrow Agent for deposit into the Indemnity Escrow Account.

(b)   _Indemnification Claims to Indemnity Escrow Account._ Parent may, from time to time, give notice to the Escrow Agent and the Seller Representatives of any claims for indemnification under Article VII and Section 8.01 of the Merger Agreement (each, an "Indemnity Claim"). Each such notice (an "Indemnity Claim Notice") shall be in writing, signed by Parent, shall be provided to the Seller Representatives in accordance with Section 7.03(d) of the Merger Agreement, and shall be delivered to the Escrow Agent and the Seller Representatives no later than 5:00 p.m. CST on or before:

(i)   the eighteen (18) month anniversary of this Agreement (the "Standard Indemnity Claims Termination Date") in respect of an Indemnity Claim other than an Indemnity Claim for a breach of the representations and warranties contained in Sections 3.09 and 3.17 of the Merger Agreement, or any Indemnity Claim under Sections 7.03(a)(i), 7.03 (a)(ii)(y), 7.03(a)(iv) or 8.01 of the Merger Agreement;

(ii)   the thirty (30) month anniversary of this Agreement (the "Extended Indemnity Claims Termination Date") in respect of an Indemnity Claim for a breach of the representations and warranties contained in Section 3.17 of the Merger Agreement; or

(iii)   the thirty-six (36) month anniversary of this Agreement (the "Tax Indemnity Claims Termination Date") in respect of an Indemnity Claim for a breach of the representations and warranties contained in Section 3.09 of the Merger Agreement, or any Indemnity Claim under Sections 7.03(a)(i), 7.03(a)(ii)(y), 7.03(a)(iv) or Section 8.01 of the Merger Agreement.

(c)   *Objection to Claims for Indemnity*. The Seller Representatives shall deliver written notice of any objection to the Indemnity Claim (a "Dispute Notice") to the Escrow Agent and Parent no later than 5:00 p.m. CST on the twentieth (20th) business day after the day the Escrow Agent received the Indemnity Claim Notice.

(d)   *Final Indemnity Claim*. An Indemnity Claim shall become a "Final Indemnity Claim" upon any one of the following events:

(i)   the Seller Representatives do not timely object to an Indemnity Claim pursuant to Section 6(c), and, in such event, the amount of the Final Indemnity Claim shall equal the amount of the Indemnity Claim set forth in the Indemnity Claim Notice;

(ii)   the Indemnity Claim is settled by joint written agreement signed by the Seller Representatives and Parent and delivered to the Escrow Agent, and, in such event, the amount of the Final Indemnity Claim shall equal the amount set forth in such agreement delivered to the Escrow Agent; or

(iii)   either Parent or the Seller Representatives have filed with the Escrow Agent copies of a final order, decree or judgment of a court of competent jurisdiction, together with an opinion of counsel that the time for appeal has expired and no appeal has been perfected, and, in such event, the amount of the Final Indemnity Claim shall be equal to the amount, if any, awarded by such award or court with respect to such Indemnity Claim.

(e)   *Partial Release*. If any Dispute Notice includes an objection to only a portion of an Indemnity Claim, the Escrow Agent shall promptly release to Parent an amount from the Indemnity Escrow Account equal to the portion of the claim for which there is no objection.

(f)   *Unresolved Indemnity Claim*. Until an Indemnity Claim for which a Indemnity Claim Notice has been delivered in accordance with Section 6(b) shall either (i) become a Final Indemnity Claim or (ii) be withdrawn by Parent by written notice delivered to the Escrow Agent and the Seller Representatives, it shall be an "Unresolved Indemnity Claim." The amount of any Unresolved Indemnity Claim shall be the amount set forth in the related Indemnity Claim Notice less any amounts released to Parent under Section 6(e) above. Such amount may be adjusted by written notice from Parent to the Escrow Agent and the Seller Representatives.

(g)   *Distribution of Final Indemnity Claim*. The Escrow Agent shall, within five (5) business days of the receipt of a Final Indemnity Claim, pay to Parent (or, if directed by Parent, to a specified Purchaser Indemnified Party) from the Indemnity Escrow Account the amount of the Final Indemnity Claim; provided, however, that the payment of any Final Indemnity Claim is subject to the limitations of Section 7.04(a) of the Merger Agreement.

(h)   *Distributions of Standard Period Indemnity Escrow Amounts*. On the Standard Indemnity Claims Termination Date, the Escrow Agent shall transfer to the Paying Agent for deposit in the Exchange Fund an amount equal to the then remaining balance in the Indemnity Escrow Account minus the sum of: (i) the aggregate amount of any Unresolved Indemnity Claims plus (ii) Ten Million Dollars ($10,000,000).

(i)   *Distributions of Extended Period Indemnity Escrow Amounts.* On the Extended Indemnity Claims Termination Date, the Escrow Agent shall transfer to the Paying Agent for deposit in the Exchange Fund the then remaining balance in the Indemnity Escrow Account minus the sum of: (i) the aggregate amount of any Unresolved Indemnity Claims plus (ii) Five Million Dollars ($5,000,000).

(j)   *Distributions of Tax Period Indemnity Escrow Amounts.* On the Tax Indemnity Claims Termination Date, the Escrow Agent shall transfer to the Paying Agent for deposit in the Exchange Fund the then remaining balance in the Indemnity Escrow Account minus the aggregate amount of any Unresolved Indemnity Claims.

(k)   *Partial Releases to Paying Agent*. If a Final Indemnity Claim is less than the amount reserved in the Indemnity Escrow Account for an Unresolved Indemnity Claim under Section 6(h)(i), 6(i)(i) or 6(j), the excess of the amount reserved for such Unresolved Indemnity Claim over the Final Indemnity Claim shall be paid by Escrow Agent to the Paying Agent for deposit in Exchange Fund within five (5) business days of the receipt of the Final Indemnity Claim in respect of such Unresolved Indemnity Claim.

(l)   *Final Distributions of Indemnity Escrow Amounts*. At such time that Parent and the Seller Representatives provide joint written notice to the Escrow Agent that any remaining Unresolved Indemnity Claims have been resolved or have become Final Indemnity Claims and paid in accordance with Section 6(g), all remaining amounts in the Indemnity Escrow Account shall be transferred by the Escrow Agent to the Exchange Fund and the Indemnity Escrow Account shall be closed by the Escrow Agent.

7.   *Tax Provisions*.

(a)   Subject to Section 7(e), the Parties agree that, for tax reporting purposes, all interest and other income from investment of the Escrow Fund shall, as of the end of each calendar year and to the extent required by the Internal Revenue Service, be reported as having been earned by Parent, whether or not such income was disbursed during such calendar year. The Escrow Agent shall issue any Internal Revenue Service Forms 1099 (or any other appropriate or successor forms) relating to the Escrow Account consistently with the foregoing.

(b)   The Escrow Agent shall file all information or other similar returns reflecting income on the Escrow Fund earned by the Stockholders, Optionholders and Parent, as applicable, and the distribution of each sub-account of the Escrow Fund as are required by the Internal Revenue Code of 1986, as amended (the "Code"), and applicable Treasury regulations. The Paying Agent and Parent will each provide the Escrow Agent the identification numbers by furnishing Escrow Agent with a properly completed and executed IRS Form W-8 or W-9, as applicable.

(c)   To the extent that the Escrow Agent becomes liable for the payment of any taxes in respect of income derived from the investment of the Escrow Fund, the Escrow Agent shall satisfy such liability to the extent possible from the Escrow Fund. The Parties, jointly and severally, shall indemnify, defend and hold the Escrow Agent harmless from and against any tax, late payment, interest, penalty or other cost or expense that may be assessed against the Escrow Agent on or with respect to the Escrow Fund and the investment thereof unless such tax, late payment, interest, penalty or other expense was directly caused by the gross negligence or willful misconduct of the Escrow Agent. The indemnification provided by this Section 7(c) is in addition to the indemnification provided in Section 10(a) and shall survive the resignation or removal of the Escrow Agent and the termination of this Escrow Agreement.

(d)   The responsibility to prepare and file any and all required income or other tax returns (other than information or other similar returns required to be filed by the Escrow Agent pursuant to this Section 7) applicable to the Escrow Fund or the income earned thereon with the Internal Revenue Service, as and to the extent required under the Code and applicable Treasury regulations, and under applicable state and local laws, is that of the Paying Agent, each Stockholder, each Optionholder and Parent, as the case may be, and not the Escrow Agent. The Parties understand that if such tax reporting documentation is not provided and certified to the Escrow Agent, the Escrow Agent may be required by the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder, to withhold a portion of any interest or other income earned on the investment of the Escrow Fund.

(e)   Within 15 days after the last day of each calendar quarter during which this Agreement remains in effect and immediately prior to any release pursuant to Sections 4, 5 or 6 (in which case only the net income or net gain since the close of the prior calendar quarter shall be taken into account), Parent and the Seller Representatives hereby direct the Escrow Agent to distribute to Parent an amount equal to the product of (i) any net income or net gain from investments of the Escrow Amount during such calendar quarter multiplied by (ii) 40%, provided, however, that such percentage shall rise or fall to match any increase or decrease to the maximum federal corporate income tax rate during the term of the Escrow Agreement.

(f)   In any case hereunder in which Escrow Agent is to receive instructions to release, the Escrow Agent shall be entitled to entirely rely on such instructions.

8.   *The Seller Representatives and Parent Authority*.

(a)   Parent and Seller Representatives represents and warrants to the other Party that he, she or it has the irrevocable right, power and authority to (i) enter into and perform this Agreement; (ii) give and receive directions and notices hereunder; and (iii) make all determinations that may be required or that he, she or it deems appropriate under this Agreement.

(b)   Until notified in a writing signed by any of the Seller Representatives that one of the Seller Representatives has resigned or has been removed and that a successor (named therein) has been appointed, Parent and the Escrow Agent shall be entitled to rely upon any instructions, notice, decision, action or inaction of the Seller Representatives named herein, and shall be fully protected in dealing with such Seller Representatives.

(c)   The Seller Representatives and the Escrow Agent shall be entitled to rely upon any instruction, notice, decision, action or inaction signed by Parent, shall be fully protected in dealing with Parent, and shall have no duty to inquire into the authority of any person executing any notice, directive or agreement on behalf of Parent.

9.   *Duties of the Escrow Agent*.

(a)   *Scope of Responsibility*. Notwithstanding any provision to the contrary, the Escrow Agent is obligated only to perform the duties specifically set forth in this Escrow Agreement, which shall be deemed purely ministerial in nature. Under no circumstances will the Escrow Agent be deemed to be a fiduciary to any Party or any other person under this Escrow Agreement. The Escrow Agent will not be responsible or liable for the failure of any Party to perform in accordance with this Escrow Agreement. The Escrow Agent shall neither be responsible for, nor chargeable with, knowledge of the terms and conditions of any other agreement, instrument, or document other than this Escrow Agreement, whether or not an original or a copy of such agreement has been provided to the Escrow Agent; and the Escrow Agent shall have no duty to know or inquire as to the performance or nonperformance of any provision of any such agreement, instrument, or document. References in this Escrow Agreement to any other agreement, instrument, or document are for the convenience of the Parties, and the Escrow Agent has no duties or obligations with respect thereto. This Escrow Agreement sets forth all matters pertinent, solely as it pertains to the Escrow Agent, to the escrow contemplated hereunder, and no additional obligations of the Escrow Agent shall be inferred or implied from the terms of this Escrow Agreement or any other agreement.

(b)   *Attorneys and Agents*. The Escrow Agent shall be entitled to rely on and shall not be liable for any action taken or omitted to be taken by the Escrow Agent in accordance with the advice of counsel or other professionals retained or consulted by the Escrow Agent. The Escrow Agent shall be reimbursed as set forth in Section 10(d) for any and all reasonable and documented compensation (fees, expenses and other costs) paid and/or reimbursed to such counsel and/or professionals. The Escrow Agent may perform any and all of its duties through its agents, representatives, attorneys, custodians, and/or nominees.

(c)   *Reliance*. The Escrow Agent shall not be liable for any action taken or not taken by it in accordance with the direction or consent of the Parties or their respective agents, representatives, successors, or assigns. The Escrow Agent shall not be liable for acting or refraining from acting upon any notice, request, consent, direction, requisition, certificate, order, affidavit, letter, or other paper or document believed by it to be genuine and correct and to have been signed or sent by the proper person or persons, without further inquiry into the person's or persons' authority. Concurrent with the execution of this Escrow Agreement, the Parties shall deliver to the Escrow Agent authorized signers' forms in the form of D-1 and Exhibit D-2 to this Escrow Agreement.

(d)   *Right Not Duty Undertaken*. The permissive rights of the Escrow Agent to do things enumerated in this Escrow Agreement shall not be construed as duties.

(e)   *No Financial Obligation*. No provision of this Escrow Agreement shall require the Escrow Agent to risk or advance its own funds or otherwise incur any financial liability or potential financial liability in the performance of its duties or the exercise of its rights under this Escrow Agreement.

10.   *Provisions Concerning the Escrow Agent*.

(a)   *Indemnification*. Parent and the Seller Representatives, jointly and severally, shall indemnify, defend and hold harmless the Escrow Agent from and against any and all loss, liability, cost, damage and expense, including, without limitation, attorneys' fees and expenses or other professional fees and expenses which the Escrow Agent may suffer or incur by reason of any action, claim or proceeding brought against the Escrow Agent, arising out of or relating in any way to this Escrow Agreement or any transaction to which this Escrow Agreement relates, unless such loss, liability, cost, damage or expense shall have been finally adjudicated to have been directly caused by the willful misconduct or gross negligence of the Escrow Agent, with the Parent and the Seller Representatives each bearing one-half of any costs with respect to such indemnification. The provisions of this Section 10(a) shall survive the resignation or removal of the Escrow Agent and the termination of this Escrow Agreement.

(b)   *Limitation of Liability*. the escrow agent SHALL NOT be liable, directly or indirectly, for any (i) damages, Losses or expenses arising out of the services provided hereunder, other than damages, losses or expenses which have been finally adjudicated to have DIRECTLY resulted from the escrow agent's gross negligence or willful misconduct, or (ii) special, Indirect or consequential damages or LOSSES OF ANY KIND WHATSOEVER (INCLUDING WITHOUT LIMITATION LOST PROFITS), even if the escrow agent has been advised of the possibility of such LOSSES OR damages AND REGARDLESS OF THE FORM OF ACTION.

(c)   *Resignation or Removal*. The Escrow Agent may resign by furnishing written notice of its resignation to the Parties, and the Parties may remove the Escrow Agent by furnishing to the Escrow Agent a joint written notice of its removal along with payment of all fees and expenses to which it is entitled through the date of termination. Such resignation or removal, as the case may be, shall be effective thirty (30) days after the delivery of such notice or upon the earlier appointment of a successor, and the Escrow Agent's sole responsibility thereafter shall be to safely keep the Escrow Fund and to deliver the same to a successor escrow agent as shall be appointed by the Parties, as evidenced by a joint written notice filed with the Escrow Agent or in accordance with a court order. If the Parties have failed to appoint a successor escrow agent prior to the expiration of thirty (30) days following the delivery of such notice of resignation or removal, the Escrow Agent may petition any court of competent jurisdiction for the appointment of a successor escrow agent or for other appropriate relief, and any such resulting appointment shall be binding upon the Parties.

(d)   *Compensation*. The Escrow Agent shall be entitled to compensation for its services as stated in the fee schedule attached hereto as Exhibit E, which compensation shall be paid 50% by Parent and 50% by the Seller Representatives out of the Administrative Escrow Account. The fee agreed upon for the services rendered hereunder is intended as full compensation for the Escrow Agent's services as contemplated by this Escrow Agreement; provided, however, that in the event that the conditions for the disbursement of funds under this Escrow Agreement are not fulfilled, or the Escrow Agent renders any service not contemplated in this Escrow Agreement, or there is any assignment of interest in the subject matter of this Escrow Agreement, or any material modification hereof, or if any material controversy arises hereunder, or the Escrow Agent is made a party to any litigation pertaining to this Escrow Agreement or the subject matter hereof, then the Escrow Agent shall be compensated for such extraordinary services and reimbursed for all costs and expenses, including reasonable attorneys' fees and expenses, occasioned by any such delay, controversy, litigation or event. If any amount due to the Escrow Agent hereunder is not paid within thirty (30) days of the date due, the Escrow Agent in its sole discretion may charge interest on such amount up to the highest rate permitted by applicable law. The Escrow Agent shall have, and is hereby granted, a prior lien upon the Escrow Fund with respect to its unpaid fees, non-reimbursed expenses and unsatisfied indemnification rights, superior to the interests of any other persons or entities and is hereby granted the right to set off and deduct any unpaid fees, non-reimbursed expenses and unsatisfied indemnification rights from the Escrow Fund.

(e)   *Disagreements*. If any conflict, disagreement or dispute arises between, among, or involving Parent, Seller Representatives or Escrow Agent concerning the meaning or validity of any provision hereunder or concerning any other matter relating to this Escrow Agreement, or the Escrow Agent is in doubt as to the action to be taken hereunder, the Escrow Agent may, at its option, retain the Escrow Fund until the Escrow Agent (i) receives a final non-appealable order of a court of competent jurisdiction or a final non-appealable arbitration decision directing delivery of the Escrow Fund, (ii) receives a written agreement executed by each of the parties involved in such disagreement or dispute directing delivery of the Escrow Fund, in which event the Escrow Agent shall be authorized to disburse the Escrow Fund in accordance with such final court order, arbitration decision, or agreement, or (iii) files an interpleader action in any court of competent jurisdiction, and upon the filing thereof, the Escrow Agent shall be relieved of all liability as to the disputed action and shall be entitled to recover attorneys' fees, expenses and other costs incurred in commencing and maintaining any such interpleader action. The Escrow Agent shall be entitled to act on any such agreement, court order, or arbitration decision without further question, inquiry, or consent.

(f)   *Merger or Consolidation*. Any corporation or association into which the Escrow Agent may be converted or merged, or with which it may be consolidated, or to which it may sell or transfer all or substantially all of its corporate trust business and assets as a whole or substantially as a whole, or any corporation or association resulting from any such conversion, sale, merger, consolidation or transfer to which the Escrow Agent is a party, shall be and become the successor escrow agent under this Escrow Agreement and shall have and succeed to the rights, powers, duties, immunities and privileges as its predecessor, without the execution or filing of any instrument or paper or the performance of any further act.

(g)   *Attachment of Escrow Fund; Compliance with Legal Orders*. In the event that any Escrow Fund shall be attached, garnished or levied upon by any court order, or the delivery thereof shall be stayed or enjoined by an order of a court, or any order, judgment or decree shall be made or entered by any court order affecting the Escrow Fund, the Escrow Agent is hereby expressly authorized, in its sole discretion, to respond as it deems appropriate or to comply with all writs, orders or decrees so entered or issued, or which it is advised by legal counsel of its own choosing is binding upon it, whether with or without jurisdiction. In the event that the Escrow Agent obeys or complies with any such writ, order or decree it shall not be liable to any of the Parties or to any other person, firm or corporation, should, by reason of such compliance notwithstanding, such writ, order or decree be subsequently reversed, modified, annulled, set aside or vacated.

(h)   *Force Majeure*. The Escrow Agent shall not be responsible or liable for any failure or delay in the performance of its obligation under this Escrow Agreement arising out of or caused, directly or indirectly, by circumstances beyond its reasonable control, including, without limitation, acts of God; earthquakes; fire; flood; wars; acts of terrorism; civil or military disturbances; sabotage; epidemic; riots; interruptions, loss or malfunctions of utilities, computer (hardware or software) or communications services; accidents; labor disputes; acts of civil or military authority or governmental action; it being understood that the Escrow Agent shall use commercially reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as reasonably practicable under the circumstances.

11.   *Miscellaneous*.

(a)   *Termination*. This Escrow Agreement shall terminate when all Escrow Funds have been distributed and each sub-account has been closed under Sections 4, 5 and 6 of this Agreement, and this Escrow Agreement shall be of no further force and effect except that the provisions of Sections 7(c), 10(a) and 10(b) hereof shall survive termination.

(b)   *Successors and Assigns*. This Escrow Agreement shall be binding on and inure to the benefit of the Parties and the Escrow Agent and their respective successors and permitted assigns. No other persons shall have any rights under this Escrow Agreement. No assignment of the interest of any of the Parties shall be binding unless and until written notice of such assignment shall be delivered to the other Party and the Escrow Agent and shall require the prior written consent of the other Party and the Escrow Agent (such consent not to be unreasonably withheld).

(c)   *Escheat*. The Parties are aware that under applicable state law, property which is presumed abandoned may under certain circumstances escheat to the applicable state. The Escrow Agent shall have no liability to the Parties, their respective heirs, legal representatives, successors and assigns, or any other party, should any or all of the Escrow Fund escheat by operation of law.

(d)   *Notices*. All notices, requests, demands, and other communications required under this Escrow Agreement shall be in writing, in English, and shall be deemed to have been duly given if delivered (i) personally, (ii) by overnight delivery with a reputable national overnight delivery service, or (iii) by certified mail, return receipt requested, and postage prepaid. If any notice is mailed, it shall be deemed given five business days after the date such notice is deposited in the United States mail. If notice is given to a party, it shall be given at the address for such party set forth below. It shall be the responsibility of the Parties to notify the Escrow Agent and the other Party in writing of any name or address changes. In the case of communications delivered to the Escrow Agent, such communications shall be deemed to have been given on the date received by the Escrow Agent.

If to the first Seller Representative:

Mark J. Moxness, Esq.
Monroe Moxness Berg PA
8000 Norman Center Drive
Suite 1000
Minneapolis, MN 55437
Facsimile No.: (952) 885-5969

With a copy to the other Seller Representative:

Mark J. Nettesheim
9151 Great Plains Boulevard
Chanhassen, MN 55317-8606

With a copy to:

Richard R. Gibson, Esq.
Monroe Moxness Berg PA
8000 Norman Center Drive
Suite 1000
Minneapolis, MN 55437
Facsimile No.: (952) 885-5969

If to Parent:

Nortek, Inc.
Attention: Kevin W. Donnelly, Esq.
50 Kennedy Plaza
Providence, RI 02903
Facsimile: (401) 751-9844

With a copy to:
Ropes & Gray LLP
Attention: John B. Ayer, Esq.
Prudential Tower
800 Boylston Street
Boston, MA 02199
Facsimile: (617) 235 0240

If to the Escrow Agent:

Wells Fargo Bank, National Association
Attn: Lynn Lean, Corporate, Municipal and Escrow Solutions
625 Marquette Avenue, 11th Floor
Minneapolis, MN 55479
Telephone: (612) 667 2528
Facsimile No.: (612) 667 2160

(e)   *Governing Law*. This Escrow Agreement shall be governed by and construed in accordance with the laws of the State of Minnesota.

(f)   *Entire Agreement*. Except for the Merger Agreement and the Paying Agent Agreement, this Escrow Agreement sets forth the entire agreement and understanding of the parties related to the Escrow Fund.

(g)   *Amendment*. This Escrow Agreement may be amended, modified, superseded, rescinded, or canceled only by a written instrument executed by the Parties and the Escrow Agent.

(h)   *Waivers*. The failure of any party to this Escrow Agreement at any time or times to require performance of any provision under this Escrow Agreement shall in no manner affect the right at a later time to enforce the same performance. A waiver by any party to this Escrow Agreement of any such condition or breach of any term, covenant, representation, or warranty contained in this Escrow Agreement, in any one or more instances, shall neither be construed as a further or continuing waiver of any such condition or breach nor a waiver of any other condition or breach of any other term, covenant, representation, or warranty contained in this Escrow Agreement.

(i)   *Headings*. Section headings of this Escrow Agreement have been inserted for convenience of reference only and shall in no way restrict or otherwise modify any of the terms or provisions of this Escrow Agreement.

(j)   *Counterparts*. This Escrow Agreement may be executed in one or more counterparts, each of which when executed shall be deemed to be an original, and such counterparts shall together constitute one and the same instrument.

(k)   *Certain Costs.* Without limiting in any manner the joint and several nature of the indemnification of Parent and the Seller Representatives in favor of the Escrow Agent with respect to Section 7(c) or Section 10(a), the Parent and the Seller Representatives (with respect to the Seller Representatives, out of the Administrative Escrow Fund) agree among themselves that the Parent, on the one hand, and the Seller Representatives, on the other hand, will each be responsible for 50% of any costs or expenses with respect to any indemnification pursuant to Section 7(c) or Section 10 (d), without regard to the party that actually incurs or pays such costs to the Escrow Agent; provided, however, that if either of the Parent or the Seller Representatives is required to pay to the Escrow Agent more than such party's 50% share of the costs and expenses under Sections 7 (c) or Section 10(d), then the underpaying party will reimburse the overpaying party for the excess, which in the case of the Seller Representatives will be paid by the Seller Representatives out of the Administrative Escrow Fund.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

COMPANY:

ERGOTRON, INC.

By: _____
      Name:
      Title:

SELLER REPRESENTATIVES:

_____

Name: MARK J. MOXNESS

_____

Name: MARK J. NETTESHEIM

PARENT:

NORTEK, INC.

By: _____
      Name:
      Title:

ESCROW AGENT:

WELLS FARGO BANK, NATIONAL ASSOCIATION, solely in its capacity as Escrow Agent hereunder

By: _____
      Name:
      Title:

Exhibit A
to
Escrow Agreement

The Paying Agent:

Wells Fargo Shareholder Services
161 N Concord Exchange
South St. Paul, MN 55075
Attn: Andrew Wassing
Phone: 651-306-4440
Fax: 651-729-7694


Exhibit B
to
Escrow Agreement

Agency and Custody Account Direction
For Cash Balances
Wells Fargo Money Market Deposit Accounts


Direction to use the following Wells Fargo Money Market Deposit Accounts for Cash Balances for the escrow account or accounts or subaccount or subaccounts (the "Account") established under the Escrow Agreement to which this Exhibit A is attached.

You are hereby directed to deposit, as indicated below, or as I shall direct further in writing from time to time, all cash in the Account in the following money market deposit account of Wells Fargo Bank, National Association:


Wells Fargo Money Market Deposit Account (MMDA)


I understand that amounts on deposit in the MMDA are insured, subject to the applicable rules and regulations of the Federal Deposit Insurance Corporation (FDIC), in the basic FDIC insurance amount of $250,000 per depositor, per insured bank. This includes principal and accrued interest up to a total of $250,000.

I acknowledge that I have full power to direct investments of the Account.

I understand that I may change this direction at any time and that it shall continue in effect until revoked or modified by me by written notice to you.

SELLER REPRESENTATIVES: PARENT:
Name: Mark J. Moxness   Nortek, Inc.

_____   _____
Date   By:
                                                     Its:
Name: Mark J. Nettesheim

_____   _____
Date   Date

Exhibit C
to
Escrow Agreement

Dissenting Stockholders

Name of Dissenting Stockholder	Number of Dissenting Shares	Dissenting Stockholder's Fair Value Portion

Exhibit D-1
to
Escrow Agreement

Certificate as to Authorized Signatures

The specimen signatures shown below are the specimen signatures of the individuals who have been designated as authorized representatives of Seller Representatives and are authorized to initiate and approve transactions of all types for the escrow account or accounts established under the Escrow Agreement to which this Exhibit D-1 is attached, on behalf of Seller Representatives.

Name	**Specimen Signature**
MARK J. MOXNESS	______________________ Signature
MARK J. NETTESHEIM	______________________ Signature

Exhibit D-2
to
Escrow Agreement

Certificate as to Authorized Signatures

The specimen signatures shown below are the specimen signatures of the individuals who have been designated as authorized representatives of Nortek, Inc. and are authorized to initiate and approve transactions of all types for the escrow account or accounts established under the Escrow Agreement to which this Exhibit D-2 is attached, on behalf of Nortek, Inc.

Name / Title	**Specimen Signature**
_____	
Name	
_____	_____
Title	Signature
_____	
Name	
_____	_____
Title	Signature
_____	
Name	
_____	_____
Title	Signature
_____	
Name	
_____	_____
Title	Signature

Exhibit E
to
Escrow Agreement

<u>Schedule of Fees for Services as Escrow Agent Due at Closing</u>